Exhibit 99-1
                                                                    ------------


                               Koor Industries Limited

                                Financial Statements
                               as at December 31, 2006

                                   Koor Industries Ltd. (an Israeli Corporation)
Financial Statements as at December 31, 2006
--------------------------------------------------------------------------------



Contents


                                                                            Page


Report of Independent  Registered Public Accounting Firm


Financial Statements:

Consolidated Balance Sheets................................................2 - 3

Company Balance Sheets.....................................................4 - 5

Consolidated Statements of Operations..........................................6

Company Statements of Operations...............................................7

Statement of Changes in Shareholders' Equity...............................8 - 9
`
Consolidated Statements of Cash Flows....................................10 - 15

Company Statements of Cash Flows.........................................16 - 17

Notes to the Financial Statements.......................................18 - 106

[GRAPHIC OMITTED]

        Somekh Chaikin                       Telephone     972 3  684  8000
        KPMG Millennium Tower                Fax    972 3  684  8444
        17 Ha'arba'a Street, PO Box 609      Internet      www.kpmg.co.il
        Tel Aviv 61006 Israel


Report of Independent Registered Public Accounting Firm to the Shareholders of Koor Industries Ltd.


We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - "the Company") as at December 31, 2006 and 2005 and the consolidated balance sheets of the Company and its subsidiaries (hereinafter - "the consolidated") as at December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity and cash flows, for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method. The financial statements of these subsidiaries reflect total assets constituting 9% and 13% of the total consolidated assets as at December 31, 2006 and 2005, respectively, and total revenues and earnings constituting 45%, 13% and 10% of the total continuing consolidated revenues and earnings and 40% and 34% of the total discontinuing consolidated revenues and earnings for the years ended December 31, 2005 and 2004, respectively. Furthermore, we did not audit the financial statements of certain affiliates, whose company's investments constitute NIS 134,593 thousand and NIS 66,107 thousand, as at December 31, 2006 and 2005, respectively, and its equity in earnings (losses) constitute NIS 9,315 thousand, NIS (5,469) thousand and NIS 7,336 thousand for the years ended December 31, 2006, 2005 and 2004, respectively. The financial statements of those subsidiaries and affiliates were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for such subsidiaries and affiliates, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as at December 31, 2006 and 2005 and their results of operations, changes in shareholders' equity and cash flows - Company and consolidated - for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, these statements are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2(B) to the financial statements, these financial statements are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

March 14, 2007

Tel Aviv, Israel



Consolidated Balance Sheets as at December 31
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                               translation
                                                                                                               (Note 1B)
                                                                                                          --------------------
                                                                         2006             2005                    2006
                                                                    -------------   ------------------    --------------------
                                                        Note                   NIS thousands                 US $ thousands
                                                    -------------   ----------------------------------    --------------------
Assets

Current assets
Cash and cash equivalents                                               277,197             309,666                65,609
Short-term deposits and investments                        4            695,931             530,829 **            164,717
Trade receivables                                          5             82,041              78,557                19,418
Other receivables                                          6             82,456              79,467                19,516
Inventories                                                7             65,728              90,909                15,557
                                                                    -------------   ------------------    --------------------
                                                                      1,203,353           1,089,428               284,817
                                                                    -------------   ------------------    --------------------

Investments and long-term receivables
Investments in affiliates                                  8          3,324,220           2,664,020 *             786,798
Other investments and receivables                          9            202,672             556,127 **             47,970
                                                                    -------------   ------------------    --------------------
                                                                      3,526,892           3,220,147               834,768
                                                                    -------------   ------------------    --------------------

Fixed assets, net                                         10            755,478             725,050               178,811
                                                                    -------------   ------------------    --------------------

Intangible assets, deferred expenses and
 deferred tax assets                                      11             18,108              15,816                 4,286
                                                                    -------------   ------------------    --------------------

Assets relating to discontinued operations                24                  -             237,822                     -
                                                                    -------------   ------------------    --------------------




                                                                      5,503,831           5,288,263           1,302,682
                                                                    =============   ==================    ====================

*   Restated - See Note 2R(4).
**  Reclassified






                                                                                       Koor Industries Ltd. (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------------------





                                                                                                              Convenience
                                                                                                              translation
                                                                                                              (Note 1B)
                                                                                                          --------------------
                                                                         2006                2005                2006
                                                                    -------------   ------------------    --------------------
                                                        Note                  NIS thousands                 US $ thousands
                                                    -------------   ----------------------------------    --------------------

Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                              12               53,967             272,127             12,773
Trade payables                                            13               67,845              71,090             16,058
Other payables                                            14              191,135             197,988             45,239
Customer advances                                                           5,042               5,565              1,193
                                                                    -------------   ------------------    --------------------
                                                                          317,989             546,770             75,263
                                                                    -------------   ------------------    --------------------

Long-term liabilities
Long-term bank loans                                      15            1,868,932           1,555,149            442,351
Other long-term loans                                     15               47,467              54,147             11,235
Debentures                                                15B             988,482             390,854            233,960
Deferred taxes                                            16G              11,011                  78              2,606
Liability for employee severance benefits, net            17                6,239               3,634              1,477
                                                                    -------------   ------------------    --------------------
                                                                        2,922,131           2,003,862            691,629
                                                                    -------------   ------------------    --------------------


Liabilities relating to discontinued operations           24                    -             201,290                  -
                                                                    -------------   ------------------    --------------------

Contingent liabilities and commitments                    18

Minority interest                                                          74,523              57,907             17,639
                                                                    -------------   ------------------    --------------------

Shareholders' equity                                      20            2,189,188           2,478,434 *          518,151
                                                                    -------------   ------------------    --------------------

                                                                        5,503,831           5,288,263          1,302,682
                                                                    =============   ==================    ====================

--------------------------------------      ---------------------------------------      -------------------------------------
          Jonathan Kolber                                 Raanan Cohen                              Michal Yageel
     Chairman of the Board of                        Chief Executive Officer                      Corporate Controller
           Directors


March 14, 2007

* Restated - See Note 2R(4).


The accompanying notes are an integral part of the financial statements.





Company Balance Sheets as at December 31
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                          --------------------
                                                                         2006                2005                2006
                                                                    -------------   -------------------   --------------------
                                                        Note                  NIS thousands                 US $ thousands
                                                    -------------   -----------------------------------   --------------------

Assets

Current assets
Cash and cash equivalents                                                 238,207            266,962               56,380
Short-term deposits and investments                        4              657,285            485,143 **           155,570
Short-term loans and current maturities of loans
  to investee companies                                                    39,308             37,212                9,304
Receivables:
  Investee companies                                                        1,114              2,606                  264
  Others                                                   6                2,510             16,095                  594
                                                                    -------------   -------------------   --------------------

                                                                          938,424            808,018              222,112
                                                                    -------------   -------------------   --------------------

Investments and long-term receivables

Investments in investees                                   8            2,579,219          2,962,192 *            610,466
Other investments and receivables                          9               62,799            366,994 **            14,864
                                                                    -------------   -------------------   --------------------

                                                                        2,642,018          3,329,186              625,330
                                                                    -------------   -------------------   --------------------

Fixed assets, net                                         10               60,143             62,367               14,235
                                                                    -------------   -------------------   --------------------


                                                                        3,640,585          4,199,571              861,677
                                                                    =============   ===================   ====================

*   Restated - See Note 2R(4).
**  Reclassified.






                                                                                       Koor Industries Ltd. (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                              (Note 1B)
                                                                                                          ------------------
                                                                         2006                2005                2006
                                                                    -------------   -------------------   --------------------
                                                        Note                  NIS thousands                 US $ thousands
                                                    -------------   -----------------------------------   --------------------

Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                               12                   -            204,715                    -
Trade payables                                             13               1,346              1,223                  319
 Others                                                    14              95,888             48,007 **            22,695
                                                                    -------------   -------------------   --------------------
                                                                           97,234            253,945               23,014
                                                                    -------------   -------------------   --------------------

Long-term liabilities
Loans from banks and others                                15             306,961          1,028,758               72,654
Debentures                                                 15B            988,482            390,854              233,960
Liability for employee severance benefits, net             17               2,137                  -                  506
Excess of accumulated losses over investments in
  subsidiaries                                                             56,583             47,580 **            13,392
                                                                    -------------   -------------------   --------------------
                                                                        1,354,163          1,467,192              320,512
                                                                    -------------   -------------------   --------------------

Contingent liabilities and commitments                     18

Shareholders' equity                                       20           2,189,188          2,478,434 *            518,151
                                                                    -------------   -------------------   --------------------



                                                                        3,640,585          4,199,571              861,677
                                                                    =============   ===================   ====================

*   Restated - See Note 2R(4).
**  Reclassified.


--------------------------------------      ---------------------------------------      -------------------------------------
          Jonathan Kolber                                 Raanan Cohen                              Michal Yageel
     Chairman of the Board of                        Chief Executive Officer                      Corporate Controller
           Directors


March 14, 2007




The accompanying notes are an integral part of the financial statements.





                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Operations for the Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                               Convenience
                                                                                                               translation
                                                                                                                (Note 1B)
                                                                                                          ------------------
                                                           2006              2005             2004(1)             2006
                                                      -------------   -----------------   -------------   ------------------
                                             Note                        NIS thousands                       US $ thousands
                                          ---------   -------------------------------------------------   ------------------

Revenues and earnings
Revenue from sales and services               23A         583,253           733,631          7,815,782            138,048
Group's equity in the operating results
  of investee companies, net                  23G         (36,549)          359,362 (*)        (35,060)            (8,650)
Other income, net                             23F         104,206           223,622                 -              24,664
                                                      -------------   -----------------   -------------   ------------------
                                                          650,910         1,316,615 (*)      7,780,722            154,062
                                                      -------------   -----------------   -------------   ------------------

Costs and losses
Cost of sales and services                    23B         437,719           582,158          5,111,356            103,602
Selling and marketing expenses                23C          63,546            84,150          1,062,367             15,041
General and administrative expenses           23D         134,601           140,640 (*)        438,823             31,858
Other expenses, net                           23F               -                -              72,392                  -
Financing expenses, net                       23E         113,935           182,021            271,955             26,967
                                                      -------------   -----------------   -------------   ------------------
                                                          749,801           988,969 (*)      6,956,893            177,468
                                                      -------------   -----------------   -------------   ------------------
Earnings (losses) before income tax                       (98,891)          327,646 (*)        823,829            (23,406)
Income tax                                    16H          (9,369)          (79,979)          (272,280)            (2,218)
                                                      -------------   -----------------   -------------   ------------------
                                                         (108,260)          247,667 (*)        551,549            (25,624)
Minority interest in consolidated
  companies' results, net                                  (5,414)           10,175           (430,860)            (1,281)
                                                      -------------   -----------------   -------------   ------------------
Net earnings (losses) from continuing
  operations                                             (113,674)          257,842 (*)        120,689            (26,905)
Net earnings from discontinued operations     24           10,474            52,809             24,301              2,479
Cumulative effect as of the beginning of
  the year of change in accounting method
  (see Note 2E(9))                                         62,552            (3,054)                -              14,805
                                                      -------------   -----------------   -------------   ------------------
Net earnings (losses) for the year                        (40,648)          307,597 (*)        144,990             (9,621)
                                                      =============   =================   =============   ==================

                                                           NIS            NIS(*) (**)         NIS(**)             US$
                                                      -------------   -----------------   -------------   ------------------

Basic earnings (loss) per ordinary share:     27
From continuing operations                                (6.413)           16.286             7.436             (1.518)
From discontinued operations                               0.639             3.294             1.538              0.151
From cumulative effect of change in
  accounting method                                        3.815            (0.191)            -                  0.903
                                                      -------------   -----------------   -------------   ------------------
Net earnings (loss) for the year                          (1.959)           19.389             8.974             (0.464)
                                                      =============   =================   =============   ==================
Diluted earnings (loss) per ordinary
  share:                                      27
From continuing operations                                (6.951)           13.647             5.090             (1.645)
From discontinued operations                               0.639             3.192             1.493              0.151
From cumulative effect of change in
  accounting method                                        3.815            (0.185)            -                  0.903
                                                      -------------   -----------------   -------------   ------------------
Net earnings (loss) for the year                          (2.497)           16.654             6.583             (0.591)
                                                      =============   =================   =============   ==================


 (1) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.
(*)  Restated - See Note 2R(4).
(**) Restated - See Note 2W.


The accompanying notes are an integral part of the financial statements.






                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Company Statements of Operations for the Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                             Convenience
                                                                                                             translation
                                                                                                          ------------------
                                                                                                              (Note 1B)
                                                                                                          ------------------
                                                          2006             2005               2004              2006
                                                      --------------  -----------------   -------------   ------------------
                                              Note                     NIS thousands                       US $ thousands
                                          ---------   -------------------------------------------------   ------------------

Revenues and earnings
Management services from subsidiaries                         7,499          20,024           22,334            1,775
Koor's equity in the operating results of
  investee companies, net                        23G          7,094         130,443 *         26,200            1,679
Other income, net                                23F         61,914         438,133          234,959           14,654
                                                      --------------  -----------------   -------------   ------------------

                                                             76,507         588,600 *        283,493           18,108
                                                      --------------  -----------------   -------------   ------------------

Costs and losses
General and administrative expenses              23D         65,773          58,684 *         46,648           15,568
Financing expenses, net                          23E         51,382         144,836          110,806           12,161
                                                      --------------  -----------------   -------------   ------------------

                                                            117,155         203,520 *        157,454           27,729
                                                      --------------  -----------------   -------------   ------------------

Earnings (loss) before income tax                           (40,648)        385,080 *        126,039           (9,621)
Income tax                                                        -         (77,483)          18,951                -
                                                      --------------  -----------------   -------------   ------------------

Net earnings (losses) for the year                          (40,648)        307,597 *        144,990           (9,621)
                                                      ==============  =================   =============   ==================

*   Restated - See Note 2R(4).








The accompanying notes are an integral part of the financial statements.





                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statement of Changes in Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                 Amounts         Company
                                                                                               received in     shares held
                                                         Number of                              respect of        by the
                                                          ordinary       Share      Capital       stock        Company and
                                                         shares (1)     capital     reserves     options       subsidiaries
                                                        -------------  ---------  -----------  -----------   ---------------
                                                                                        N  I  S    t  h  o  u  s  a  n  d  s
                                                        ------------------------------------------------------------------------


Balance at December 31, 2003                              15,741,160    564,515     2,564,099         -          (80,321)
Changes during 2004:
Net earnings for the year                                         -          -             -                          -
Exercise of stock options granted to employees                83,025         -             -                          -
Cumulative foreign currency translation
  adjustments, net                                                -          -             -          -               -
                                                        -------------  ---------   -----------  -----------     -----------
Balance as December 31, 2004                              15,824,185    564,515     2,564,099         -          (80,321)
Changes during 2005:
Net earnings for the year                                         -          -             -          -               -
Stock-based compensation expense                                  -          -          1,389*        -               -
Issuance of treasury stock (Note 20B)                        193,229         -             -          -           74,250
Issuance of stock options (Note 20D)                              -          -             -      21,715              -
Exercise of stock options granted to employees               129,254         -             -          -               -
Cumulative foreign currency translation
  adjustments, net                                                -          -             -          -               -
                                                        -------------  ---------  -----------   -----------     -----------
Balance as December 31, 2005                              16,146,668    564,515     2,565,488*    21,715          (6,071)
Changes during 2006:
Net loss for the year                                             -          -             -          -               -
Stock-based compensation expense                                  -          -          1,236         -               -
Exercise of stock options granted to employees               420,402         -             -          -               -
Cumulative foreign currency translation adjustments,
  net                                                             -          -             -          -               -
                                                        -------------  ---------  ------------  ---------       -----------
Balance as December 31, 2006                              16,567,070    564,515     2,566,724     21,715          (6,071)
                                                        =============  =========  ============  =========       ===========





(Table Continued)




                                                          Cumulative
                                                           foreign
                                                           currency
                                                          translation   Accumulated
                                                          adjustments      losses        Total
                                                        --------------  ------------   ---------

Balance at December 31, 2003                              (196,758)     (1,111,142)    1,740,393
Changes during 2004:
Net earnings for the year                                       -          144,990       144,990
Exercise of stock options granted to employees                  -               -             -
Cumulative foreign currency translation
  adjustments, net                                          (8,916)             -         (8,916)
Balance as December 31, 2004                              (205,674)       (966,152)    1,876,467
Changes during 2005:
Net earnings for the year                                       -          307,597 *     307,597*
Stock-based compensation expense                                -               -          1,389*
Issuance of treasury stock (Note 20B)                           -          (24,641)       49,609
Issuance of stock options (Note 20D)                            -               -         21,715
Exercise of stock options granted to employees                  -               -             -
Cumulative foreign currency translation
  adjustments, net                                         221,657              -        221,657
Balance as December 31, 2005                                15,983        (683,196) *  2,478,434*
Changes during 2006:
Net loss for the year                                           -          (40,648)      (40,648)
Stock-based compensation expense                                -               -         1,236
Exercise of stock options granted to employees                  -               -             -
Cumulative foreign currency translation adjustments,
  net                                                     (249,834)             -       (249,834)
                                                        ------------     -----------  ------------
Balance as December 31, 2006                              (233,851)       (723,844)    2,189,188
                                                        ============     ===========  ============




(1) Net of the Company holdings and its subsidiaries' holdings.
* Restated - See Note 2R(4).
The accompanying notes are an integral part of the financial statements.





                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statement of Changes in Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------

Convenience translation into $ (Note 1B)




                                                                                                       Amounts      Company shares
                                                                                                     received in      held by the
                                                                                      Capital        respect of       Company and
                                                                    Share capital     reserves      stock options    subsidiaries
                                                                   ----------------  -----------   ---------------  ----------------
                                                                                                           U S $   t h o u s a n d s
                                                                   -----------------------------------------------------------------
Balance at December 31, 2005                                            133,613        607,216*          5,140          (1,437)

Changes during 2006
Net loss for the year                                                         -              -               -               -
Stock-based compensation expense                                              -            293               -               -
Cumulative foreign currency translation adjustments, net                      -              -               -               -
                                                                   -------------     ----------       ---------       ------------
Balance as December 31, 2006                                            133,613        607,509           5,140          (1,437)
                                                                   =============     ==========       ==========      ============






(Table Continued)



                                                                       Cumulative
                                                                        foreign
                                                                        currency
                                                                      translation       Accumulated
                                                                      adjustments          losses            Total
                                                                    ---------------     -------------     -----------

Balance at December 31, 2005                                               3,783           (161,703)*      586,612*

Changes during 2006
Net loss for the year                                                          -             (9,621)        (9,621)
Stock-based compensation expense                                               -                  -            293
Cumulative foreign currency translation adjustments, net                 (59,133)                 -        (59,133)
                                                                    -------------          ---------       ---------
Balance as December 31, 2006                                             (55,350)          (171,324)       518,151
                                                                    =============          ==========      =========


* Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.





                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statement of Cash Flows for the Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------





                                                                                                              Convenience
                                                                                                              translation
                                                                                                          -------------------
                                                                                                               (Note 1B)
                                                                                                          -------------------
                                                           2006              2005           2004(1)             2006
                                                        -----------       -----------      -----------    --------------------
                                                                        N I S   t h o u s a n d s            US $ thousands
                                                        ----------------------------------------------    --------------------
Cash flows generated by operating activities
Net earnings (loss) for the year                           (40,648)         307,597*        144,990             (9,621)
Adjustments to reconcile net earnings (loss) to net
  cash flows generated by operating activities (A)          24,031         (314,733)*       703,293              5,688
                                                        -----------       -----------      -----------    --------------------
Net cash inflow (outflow) generated by continuing
  operating activities                                     (16,617)          (7,136)        848,283             (3,933)
Net cash inflow (outflow) generated by discontinued
  operating activities                                      23,798         (167,915)         46,123              5,633
                                                        -----------       -----------      -----------    --------------------
Net cash flows from operating activities                     7,181         (175,051)        894,406              1,700
                                                        -----------       -----------      -----------    --------------------
Cash flows generated by investing activities:
Purchase of fixed assets                                   (29,776)         (23,233)       (211,306)            (7,048)
Investment grants in respect of fixed assets                     -            2,226           6,908                  -
Amounts charged to intangible assets and deferred
  expenses                                                       -           (1,351)       (153,206)                 -
Acquisition of subsidiaries (B)                                  -               -         (293,781)                 -
Investments in affiliates                                 (924,501)              -         (646,672)          (218,817)
Loans to affiliates                                              -               -           (1,680)                 -
Repayment of loans from affiliates                           7,042               -               -               1,668
Proceeds from realization of investments in
  formerly consolidated subsidiaries, net of cash
  in those subsidiaries at the time they ceased
  being consolidated (C)                                         -          199,953              -                   -
Acquisition of control in proportionately
  consolidated subsidiary (F)                              (45,019)               -               -            (10,656)
Repayment of liability in respect of purchase of
  subsidiary in prior years                                      -               -          (28,309)                 -
Proceeds from realization of investment in
  proportionately consolidated subsidiary at the
  time it ceased being proportionately consolidated
  (E)                                                            -          (14,122)             -                   -
Acquisition of minority in subsidiaries                          -               -           (4,762)                 -
Proceeds from disposal of investments in investee
  companies and others                                     182,161          644,850         636,286             43,116
Receipts on account of sale of subsidiary                   26,321                -               -              6,230
Proceeds from sale of fixed assets and intangible
  assets                                                       936            1,272           7,195                222
Investment in venture capital companies                     (7,417)         (15,426)        (34,928)            (1,756)
Decrease (increase) in other investments, net                1,649         (351,901)         (5,195)               390
Decrease (increase) in short-term deposits and
  investments, net                                           1,708         (167,297)         16,910                404
Proceeds from realization of subsidiary's shares
  that became proportionately consolidated (D)                   -               -           38,239                  -
                                                        -----------       -----------      -----------    --------------------
Net cash inflow (outflow) generated by continuing
  investing activities                                    (786,896)         274,971        (674,301)          (186,247)

Net cash inflow (outflow) generated by discontinued
  investing activities                                     (14,945)         143,959         (48,538)            (3,538)
                                                        -----------       -----------      -----------    --------------------
Net cash flows from investing activities                  (801,841)         418,930        (722,839)          (189,785)
                                                        -----------       -----------      -----------    --------------------


(1)   See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

* Restated - See Note 2R(4).



The accompanying notes are an integral part of the financial statements.




                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                          -------------------
                                                           2006              2005           2004(1)             2006
                                                        -----------       -----------      -----------    --------------------
                                                                        N I S   t h o u s a n d s            US $ thousands
                                                        ----------------------------------------------    --------------------
Cash flows generated by financing activities
Proceeds form issuance of debentures, net                 593,988           375,535               -           140,589
Proceeds from issuance of stock options                         -            21,715               -                 -
Proceeds from issuance of treasury stock                        -            49,609               -                 -
Issuance of shares to minority interest in
  subsidiaries                                             17,133             7,938          14,466             4,055
Acquisition of stock options by subsidiary                 (1,138)                -               -              (269)
Dividend paid to minority interest in subsidiaries              -                 -        (107,006)                -
Issuance of convertible debentures in subsidiary                -                 -         665,982                 -
Receipt of long-term loans and other long-term
  liabilities                                             198,988         1,337,485         971,671            47,098
Repayment of long-term loans, debentures  and
  other long-term liabilities                             (66,597)       (1,885,820)     (1,781,048)          (15,763)
Increase (decrease) in credit from banks and
  others, net                                             (13,367)         (475,089)         14,701            (3,164)
                                                        -----------       -----------      -----------    --------------------
Net cash inflow (outflow) generated by continuing
  financing activities                                    729,007          (568,627)       (221,234)          172,546
Net cash inflow (outflow) generated by
  discontinued financing activities                        (2,067)           15,638          93,165              (489)
                                                        -----------       -----------      -----------    --------------------

Net cash flows from financing activities                  726,940          (552,989)       (128,069)          172,057
                                                        -----------       -----------      -----------    --------------------
Translation differences in respect of cash
  balances of autonomous foreign investee
  companies in continuing operations                         (657)            3,672          (8,654)             (156)
Translation differences in respect of cash
  balances of autonomous foreign investee
  companies in discontinued operations                         74            18,881          (7,205)               18
                                                        -----------       -----------      -----------    --------------------
Decrease in cash and cash equivalents                     (68,303)         (286,557)         27,639           (16,166)
Increase (decrease) in cash and cash equivalents
  from discontinued operations                             35,834*          309,512*        (83,545)            8,481*
                                                        -----------       -----------      -----------    --------------------
Increase (decrease) in cash and cash equivalents
  from continuing operations                              (32,469)           22,955         (55,906)           (7,685)
Balance of cash and cash equivalents at beginning
  of year                                                 309,666           286,711         342,617            73,294
                                                        -----------       -----------      -----------    --------------------
Balance of cash and cash equivalents at end of year       277,197           309,666         286,711            65,609
                                                        ===========       ===========      ===========    ====================

*    Including proceeds received from realization of subsidiaries classified as discontinued operations in the amount of NIS 42,694 thousand (2005 - NIS 320,074 thousand).
(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

The accompanying notes are an integral part of the financial statements.




                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                          -------------------
                                                           2006              2005           2004(1)             2006
                                                        -----------       -----------      -----------    --------------------
                                                                        N I S   t h o u s a n d s            US $ thousands
                                                        ----------------------------------------------    --------------------

A.  Adjustments to reconcile net earnings
    to net cash flows generated by
    operating activities:
Income and expenses not involving cash flows:
Earnings from discontinued operations                        (10,474)        (52,809)          (24,301)         (2,479)
Minority interest in earnings (losses) of
  subsidiaries, net                                            5,414         (10,175)          430,860           1,281
Group's equity in operating results of affiliates,
  net                                                        138,444        (268,209)           36,493          32,768
Depreciation and amortization                                 34,637          42,175           430,086           8,198
Deferred taxes, net                                           14,840          71,034            40,887           3,512
Increase in liabilities in respect of employee
  severance benefits, net                                      2,345          25,250            29,842             555
Net capital losses (gains) from realization of:
  Fixed assets and intangible assets                             313            (254)           16,574              74
  Investments in formerly consolidated subsidiaries                -        (204,619)               -                -
  Investments in investee companies                          (79,308)        (76,653)         (227,477)        (18,771)
  Linkage of debentures and amortization of bond
    discount                                                   3,640          15,318                -              862
  Inflationary erosion (linkage) of principal of
    long-term loans and other liabilities                    (25,545)         35,645             7,572          (6,046)
  Inflationary erosion (linkage) of value of
    investments, deposits and loans receivable                (8,350)        (14,299)           16,534          (1,976)
  Impairment (reserve) in value of assets and
    investments (primarily venture capital
    investments)                                              (1,504)         68,786            58,131            (356)
  Amortization of stock based compensation                     1,633           1,389                 -             386
  Cumulative effect as at the beginning of the year
    of change in accounting method                           (62,552)          3,054                 -         (14,805)
                                                           -----------      -----------      -----------    ------------

                                                              13,533        (364,367)          815,201           3,203
                                                           -----------      -----------      -----------    ------------

(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

The accompanying notes are an integral part of the financial statements.





                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                          -------------------
                                                           2006              2005           2004(1)             2006
                                                        -----------       -----------      -----------    --------------------
                                                                        N I S   t h o u s a n d s            US $ thousands
                                                        ----------------------------------------------    --------------------

A.  Adjustments to reconcile net earnings
    to net cash flows generated by
    operating activities (cont'd):
Changes in operating asset and liability items:
Decrease (increase) in trade receivables and other
  receivables (after taking into account
  non-current receivables)                                 30,960            (29,082)        (128,141)            7,328
Decrease (increase) in inventories  (including
  long-term customer advances and deposits)                18,704              9,610         (291,989)            4,427
Increase (decrease) in trade payables and other
  payables                                                (39,166)            69,106          308,222            (9,270)
                                                        ----------        ------------     -----------    --------------------
                                                           10,498             49,634         (111,908)            2,485
                                                        ----------        ------------     -----------    --------------------
                                                           24,031           (314,733)         703,293             5,688
                                                        ==========        ============     ===========    ====================

B. Acquisition of subsidiaries
Assets and liabilities of the subsidiaries at
   date of acquisition:
Working capital, excluding cash and cash
   equivalents                                                  -                 -           (38,239)                -
Issuance of shares by investee company                          -                 -            34,238                 -
Fixed assets and investments, net                               -                 -          (286,907)                -
Long-term liabilities                                           -                 -           187,019                 -
Goodwill                                                        -                 -          (189,892)                -
                                                        ----------        ------------     -----------    --------------------
                                                                -                 -          (293,781)                -
                                                        ==========        ============     ===========    ====================

(1)   See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.






The accompanying notes are an integral part of the financial statements.





                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                          -------------------
                                                           2006              2005           2004(1)             2006
                                                        -----------       -----------      -----------    --------------------
                                                                        N I S   t h o u s a n d s            US $ thousands
                                                        ----------------------------------------------    --------------------

C.  Proceeds from realization of
    investments in formerly consolidated
    subsidiaries, net of cash in those
    subsidiaries at the time they ceased
    being consolidated
Assets and liabilities of the formerly
  consolidated subsidiaries at the time they
  ceased being consolidated:
Working capital surplus (deficit), excluding cash
  and cash equivalents                                         -           1,031,023              -                   -
Fixed assets and investments                                   -           1,971,804              -                   -
Intangible assets                                              -           2,316,290              -                   -
Long-term liabilities                                          -          (1,601,477)             -                   -
Investments in affiliated companies, net                       -          (1,315,995)             -                   -
Realization of foreign currency translation
  adjustments of financial statements of
  autonomous investees                                         -              18,141              -                   -
Capital gain (loss) on sale of investments in
  subsidiaries                                                 -             200,987              -                   -
Minority interest                                              -          (2,420,820)             -                   -
                                                        ----------        ------------     -----------    --------------------
                                                               -             199,953              -                   -
                                                        ==========        ============     ===========    ====================

D.  Proceeds from realization of
    subsidiary's shares that became
    proportionately consolidated
Working capital surplus excluding cash and
  cash equivalents                                             -                  -           23,057                  -
Fixed assets, investments and intangible
  assets                                                       -                  -           40,851                  -
Realization proceeds receivable                                -                  -          (25,544)                 -
Capital loss                                                   -                  -             (125)                 -
                                                        ----------        ------------     -----------    --------------------
                                                               -                  -           38,239                  -
                                                        ==========        ============     ===========    ====================


(1)   See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.





The accompanying notes are an integral part of the financial statements.





                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                          -------------------
                                                           2006              2005           2004(1)             2006
                                                        -----------       -----------      -----------    --------------------
                                                                        N I S   t h o u s a n d s            US $ thousands
                                                        ----------------------------------------------    --------------------

E.  Proceeds from realization of
    investment in proportionately
    consolidated subsidiary at the time it
    ceased being proportionately
    consolidated
    Assets and liabilities of formerly
      proportionately consolidated subsidiary,
      at the time it ceased being proportionately
      consolidated:
    Working capital surplus, excluding cash and cash
      equivalents                                                  -            36,900               -                 -
    Fixed assets and investments                                   -           129,917               -                 -
    Long-term liabilities                                          -           (62,023)              -                 -
    Investments in affiliated companies, net                       -          (117,623)              -                 -
    Capital gain                                                   -             3,632               -                 -
    Minority interest                                              -            (4,925)              -                 -
                                                          ----------        ------------     -----------    --------------------
                                                                   -           (14,122)              -                 -
                                                          ==========        ============     ===========    ====================

F.  Acquisition of control in
    proportionately consolidated subsidiary
    Assets and liabilities of formerly
      proportionately consolidated subsidiary,
      at the date of acquisition:
    Working capital surplus, excluding cash
      and cash equivalents                                     3,801                 -                -              900
    Fixed assets, net                                        (42,118)                -                -           (9,969)
    Goodwill                                                 (17,215)                -                -           (4,075)
    Long-term liabilities                                     10,513                 -                -            2,488
                                                          -----------       ------------     -----------    --------------------
                                                             (45,019)                -                -          (10,656)
                                                          ===========       ============     ===========    ====================

G.  Non-cash transactions
Purchase of fixed assets by credit                               -               4,712             9,172                -
                                                          ===========       ============     ===========    ====================
Purchase of other assets by credit                               -                   -            28,178                -
                                                          ===========       ============     ===========    ====================
Sale of venture capital investments, net                      56,159                 -                -            13,292
                                                          ===========       ============     ===========    ====================
Proposed dividend to minority shareholders
    by subsidiaries                                              -                   -            29,614                -
                                                          ===========       ============     ===========    ====================
Dividend in kind from affiliated company                      10,470                 -            33,363                -
                                                          ===========       ============     ===========    ====================
Loans converted into shareholders' equity
  of subsidiary                                                  -              13,419            14,042                -
                                                          ===========       ============     ===========    ====================


(1)   See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.



The accompanying notes are an integral part of the financial statements.





                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Company Statements of Cash Flows for the Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                          -------------------
                                                           2006              2005              2004               2006
                                                        -----------       -----------      -----------    --------------------
                                                                   N I S   t h o u s a n d s                US $ thousands
                                                        ----------------------------------------------    --------------------

Cash flows generated by operating
  activities:
Net earnings (loss) for the year                          (40,648)          307,597 *         144,990            (9,621)
Adjustments to reconcile net earnings (loss)
  to net cash flows generated by operating
  activities (A)                                           (6,708)         (427,072)*        (136,907)           (1,588)
                                                        -------------       ----------     -----------    --------------------
Net cash inflow (outflow) generated by operating
  activities                                              (47,356)         (119,475)            8,083           (11,209)
                                                        -------------     ------------     -----------    --------------------
Cash flows generated by investing
  activities:
Investee companies:
    Acquisition of shares                                (938,545)          (23,442)         (667,779)         (222,141)
    Loans granted, capital notes and non-current
      accounts                                             40,404            40,631            34,950             9,563
Purchase of fixed assets                                     (200)             (176)             (423)              (47)
Decrease (increase) in investments and other
  receivables, net                                        177,186          (351,631)               -             41,938
Proceeds from sale of fixed assets                             66                 8                -                 16
Receipts on account of sale of subsidiary                  26,321                 -                 -             6,230
Proceeds from realization of investments in
  investee companies                                       42,694         1,372,044           562,177            10,105
Investment in short-term deposits and investments,
  net                                                      (9,826)         (143,307)           63,412            (2,326)
                                                        -------------     ------------     -----------    --------------------
Net cash inflow (outflow) generated by investing
  activities                                             (661,900)          894,127            (7,663)         (156,662)
                                                        -------------     ------------     -----------    --------------------
Cash flows generated by financing activities:
Proceeds from issuance of debentures                      593,988           375,535                -            140,589
Proceeds from issuance of stock options                         -            21,715                -                  -
Proceeds from issuance of treasury stock                        -            49,609                -                  -
Receipt of long-term loans and other long-term
  liabilities                                             142,897         1,007,119           637,000            33,821
Payments of long-term loans and other long-term
  liabilities                                             (49,094)       (1,812,366)         (628,703)          (11,620)
Credit from banks and others, net                          (7,290)         (178,967)           11,743            (1,725)
                                                        -------------     ------------     -----------    --------------------
Net cash inflow (outflow) generated by financing
  activities                                              680,501          (537,355)           20,040           161,065
                                                        -------------     ------------     -----------    --------------------
Increase (decrease) in cash and cash equivalents          (28,755)          237,297            20,460            (6,806)
Balance of cash and cash equivalents at beginning
  of year                                                 266,962            29,665             9,205            63,186
                                                        -------------     ------------     -----------    --------------------
Balance of cash and cash equivalents at end of year       238,207           266,962            29,665            56,380
                                                        =============     ==============   =============  ====================
* Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.






                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Company Statements of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                          -------------------
                                                           2006              2005              2004              2006
                                                        -----------       -----------      -----------    --------------------
                                                                   N I S   t h o u s a n d s                US $ thousands
                                                        ----------------------------------------------    --------------------

A.  Adjustments to reconcile net earnings
    to cash flows generated by operating
    activities
Income and expenses not involving cash
   flows: Equity in operating results of
   investee companies, net of dividend received
   therefrom                                                 (2,785)        (109,173) *       47,879                 (659)
  Depreciation and amortization                               1,905            2,043           2,022                  451
  Deferred taxes, net                                             -           77,483         (18,580)                   -
  Increase (decrease) in liability in respect of
    employee severance benefits, net                          2,137           (1,917)          3,491                  506
Net capital losses (gains) from realization of:
  Fixed assets                                                  453                7              -                   107
  Investment in investee companies                          (41,655)        (424,261)       (213,249)              (9,860)
  Increase in value of deposits and other erosions,
    net                                                      (8,084)         (13,611)         (6,623)              (1,913)
  Exchange rate differences and erosion of
    long-term loans and other liabilities                     5,116           49,006           6,077                1,210
  Amortization of stock-based compensation                    1,236            1,389 *            -                   293
  Changes in value of investments and assets                  1,128             (377)             -                   267
                                                        -------------     ------------     -----------    --------------------
                                                            (40,549)        (419,411)       (178,983)              (9,598)
                                                        -------------     ------------     -----------    --------------------
Changes in operating assets and liability items:
  Decrease (increase) in current accounts of
    investee companies, net                                  (1,427)           2,103          36,543                 (338)
  Decrease (increase) in receivables                         13,585           (9,535)           (213)               3,216
  Increase (decrease) in trade payables and other
    payables                                                 21,683             (229)          5,746                5,132
                                                        -------------     ------------     -----------    --------------------
                                                             33,841           (7,661)         42,076                8,010
                                                        -------------     ------------     -----------    --------------------
                                                             (6,708)        (427,072)       (136,907)              (1,588)
                                                        =============     ==============   =============  ====================
B. Significant non-cash transactions
Dividend from subsidiary                                    534,861                -              -               126,594
                                                        =============     ==============   =============  ====================
Loans converted into shareholders' equity of
  subsidiary                                                638,706           46,588           6,837              151,173
                                                        =============     ==============   =============  ====================
Assignment of long-term liabilities                       1,014,170                -               -              240,040
                                                        =============     ==============   =============  ====================

* Restated - See Note 2R(4).



The accompanying notes are an integral part of the financial statements.



                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------



Note 1 - General

A. Koor Industries Ltd. is a holding company, engaged mainly in the fields of agro-chemicals, telecommunications, tourism and venture capital investments, through its subsidiaries, proportionately consolidated companies and affiliates (the "Koor Group" or the "Group").
       The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.


B. The financial statements in reported amounts as at December 31, 2006 and for the year ended have been translated into U.S. dollars using the representative exchange rate at that date ($1 = NIS 4.225). The translation was made solely for the convenience of the reader.
       The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.




Note 2 - Significant Accounting Policies

The financial statements have been prepared in accordance with the Securities' Regulations (Presentation of Annual Financial Reports) - 1993 and in accordance with accounting principles generally accepted in Israel.

The significant accounting policies, which were applied on a consistent basis, are as follows:

A.     Definitions

       In these financial statements:
       1.  The Company         -  Koor Industries Ltd. ("Koor" or "the
                                  Company").
       2.  The Group           -  Koor Industries Ltd. and its investees
       3.  Subsidiaries        -  companies, including partnerships, whose
                                  statements are fully consolidated, directly or
                                  indirectly, with those of the Company.
       4.  Proportionately     -  jointly controlled companies, which are
           consolidated           proportionately Companies consolidated,
           Companies              directly or indirectly, in Koor's
                                  consolidated financial statements.
       5.  Affiliates          -  companies in which voting rights grant the
                                  Company significant influence over the
                                  operating and financial policies of these companies, and which are not subsidiaries or proportionately consolidated companies. Such companies are included on the equity basis.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)


A.     Definitions (cont'd)

       6.  Investees           -   subsidiaries, proportionately consolidated
                                   companies or affiliates.
       7.  Other companies     -   companies in which the investment does not
                                   confer significant influence, and are
                                   accounted for by the cost method.
       8.  Interested parties  -   as defined in Paragraph (1) of the
                                   definition
                                   of "interested parties" in Section 1 of the
                                   Israeli Securities Law - 1968.
       9.  Related parties     -   as defined in Opinion No. 29 of the Institute
                                   of Certified Public Accountants in Israel
                                   ("ICPAI").
       10. Controlling         -   as defined in the Israeli Securities
           shareholders            Regulations (Financial Statement Presentation
                                   of Transactions between a Company and its
                                   Controlling Shareholder) - 1996.
       11. Venture capital     -   an investment in a company that meets two
           investments             conditions:
                                  (a) The Company is engaged primarily in
                                      research, development or marketing of
                                      innovative and intellectual property
                                      intensive  products or processes; and
                                  (b) At least 90% of the company's financing
                                      stems from shareholder equity (including
                                      shareholder loans and shareholder
                                      guaranteed credit), support of State
                                      authorities or research grants.
       12. Consumer Price      -   the Israeli Consumer Price Index (CPI)
           Index                   published by the Central Bureau of
                                   Statistics.
       13. Dollar              -   U.S. dollar.
       14. Adjusted amount     -   the historical nominal amount adjusted to the
                                   CPI for December 2003 in conformity with the
                                   provisions of Opinions 23 and 36 of the
                                   ICPAI.
       15. Reported amount     -   the adjusted amount as at the transition date
                                   (December 31, 2003), with the addition of
                                   amounts in nominal values that were added
                                   after the transition date and less amounts
                                   eliminated after the transition date.
       16. NIS                 -   New Israeli Shekels
       17. IASB                -   Israel Accounting Standards Board


B.     Financial statements in reported amounts

       1. In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuation of Adjustment of Financial Statements". According to this standard, and in accordance with Accounting Standard No. 17 published in December 2002, the adjustment of financial statements for the effect of changes in the general purchasing power of the shekel was discontinued, commencing January 1, 2004. Until December 31, 2003, the Group continued to prepare financial statements adjusted for in accordance with Opinion No. 36 of the ICPAI. The Group has applied the provisions of the Standard and, accordingly, the adjustment was discontinued, commencing January 1, 2004.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

B.     Financial statements in reported amounts (cont'd)

       2. In the past, the Company prepared its financial statements on the basis of historical cost, adjusted to the CPI. The adjusted amounts included in the financial statements as at December 31, 2003, served as the starting point for the nominal financial reporting as of January 1, 2004. Additions made during the period were included in nominal values.

       3. The non-monetary asset amounts do not necessarily represent their realizable or current economic value, but only the reported amounts of such assets.

       4. In the financial statements, the term "cost" means cost in reported amount.

       5. The financial statements of certain companies classified as autonomous units are stated based on the changes in the exchange rates of their relevant functional currencies - see 2D below.


C.     Reporting principles

       1. Balance sheets:

          a. The equity value of investments in investees was determined based on the reported or translated from foreign currency financial statements of these companies.

          b. Non-monetary items (mainly - fixed assets, inventory, investments stated at cost and equity items) are stated in reported amounts.

          c. Monetary items are stated in the balance sheet at historical nominal values as at the balance sheet date.

       2. Statements of operations:

          a. The equity in the results of operations of investees and the minority interest in the results of subsidiaries were determined based on the reported or translated from foreign currency financial statements of such companies.

          b. Revenues and expenses deriving from non-monetary items (such as: depreciation and amortization, changes in inventory, prepaid expenses and income, etc.) or from provisions included in the balance sheet, are derived from the change between the reported amounts of the opening balance and the reported amount of the closing balance.

          c. The remaining statement of operations items (such as: sales, purchases, current manufacturing costs, etc.) are stated at nominal values.

       3. Statement of changes in shareholders' equity:

          A dividend declared in the reporting period is stated in nominal values.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

D.     Effects of the changes in foreign currency exchange rates

       The Company has applied Accounting Standard No. 13 "Effect of Changes in Exchange Rates of Foreign Currency" since January 1, 2004. The Standard discusses the translation of foreign currency transactions and the translation of financial statements of foreign operations for their inclusion in the financial statements of the reporting entity. The Standard provides rules for classifying foreign operations as an autonomous foreign investee or as an integrated investee, based on indications described in the Standard and the use of judgment, as well as the method for translating the financial statements of autonomous foreign investees.

       Foreign currency transactions
       -----------------------------

       Transactions denominated in foreign currency are initially recorded at the exchange rate prevailing on the transaction date. Exchange rate differences arising upon the settlement of monetary items, or upon reporting of the Group's monetary items at exchange rates that are different than those used for initial recognition during the period, or from those reported in prior financial statements, are charged to the statement of operations.

       Foreign operations classified as an autonomous investee
       -------------------------------------------------------
       Certain investees domiciled in Israel earn revenues and purchase the raw materials and fixed assets primarily in dollars. The dollar is also the primary currency of the economic environment in which such investees operate. In accordance with the principles prescribed in Section 29(a) of Opinion No. 36 of the ICPAI the dollar constitutes the measurement and reporting currency in their financial statements.
       The financial statements of investees operating in foreign countries as an "autonomous investee", and companies incorporated in Israel for which the measurement and reporting currency is the dollar are translated to Israeli currency as follows:

       1. The assets and liabilities, both monetary and non-monetary of an autonomous foreign investee were translated according to the closing rate. Goodwill is also translated at the closing rate, beginning January 1, 2004.

       2. Income and expense items are translated at the exchange rate prevailing on the transaction date.

       3.     All exchange rate differences created are classified as a separate item in shareholders' equity until the investee is disposed of.

       Impairment in the value of an investment in an autonomous foreign investee does not constitute a partial disposal and therefore, no part of the translation differences is charged to the statement of operations at the time of the impairment.

       Foreign operations classified as integrated investee
       ----------------------------------------------------

       The financial statements of investees operating oversees that are an "integrated investee" of the Group, in accordance with the tests prescribed in Standard No. 13 of the IASB, are translated from foreign currency to Israeli currency - with non-monetary items translated at the historical exchange rate prevailing on the transaction date and monetary items translated at the exchange rate prevailing on the balance sheet date. Statement of operations items are translated at the average exchange rate, except for revenues and expenses related to non-monetary items that were translated at the historical exchange rates at which the related non-monetary items were translated. Differences resulting from the translation are charged to financing expenses.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

E.     Consolidation of financial statements

       1. The consolidated financial statements include the financial statements of the Company and of all the companies in which the Company has control. Jointly controlled companies are included in the consolidated financial statements by the proportionate consolidation method. A jointly controlled entity is an entity in which all the shareholders, by way of contractual arrangement, jointly control the significant operating policies thereof.

       2. The list of companies whose financial statements are included in the consolidated financial statements and the Company's holding percentage in their voting rights and equity rights is provided in Annex 1 to the financial statements. Furthermore, the list of unconsolidated companies is provided in Annex 2 to the financial statements. Regarding companies that were consolidated in the past and are not included in the consolidation in the reporting year - see Note 3B(2) and Note 3C(1).

       3. For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after the adjustments necessitated by the application of the uniform accounting principles adopted by the Group.

       4. The consolidated financial statements include the pro rata share of asset, liability, income and expense items of proportionately consolidated companies, based on the holding percentages in these companies.

       5. As to the financial statements of subsidiaries that are adjusted according to changes in foreign currency exchange rates - see Note 2D above.

       6. As from January 1, 2006, the Company implements Accounting Standard No. 20 (Revised), "The Accounting Treatment of Goodwill and Intangible Assets resulting from the acquisition of an Investee Company" (hereinafter - the Standard) of the IASB. In accordance with the Standard:

              a. The excess cost created upon the acquisition of an investment in an investee company over the fair value of its identified assets (including intangible assets) less the fair value of the identified liabilities (after allocation of the tax deriving from temporary differences) on acquisition date, is charged to goodwill.

              b. Goodwill is not amortized systematically. Instead, goodwill is tested for impairment at least once a year, or more frequently, should circumstances arise indicating that impairment may have occurred.
                     The excess cost allocated to assets and liabilities is charged to the appropriate balance sheet items. Goodwill is presented in the balance sheet under the caption "intangible assets and deferred tax assets".

              c. The excess book value over the cost of the investment is deducted first from intangible assets. Negative excess cost remaining after the allocation to intangible assets is deducted from non-monetary assets on a pro rata basis to the fair value of these assets, based on the Company's share. The balance of the negative excess cost, after the said allocation, is negative goodwill and is immediately recognized as a gain on the date of acquisition.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

E.     Consolidation of financial statements (cont'd)

              d. Impact of the initial implementation of the Standard:
                 -----------------------------------------------------
                 The amount of the systematic amortization of goodwill which ceased to be amortized beginning January 1, 2006 following the adoption of the Standard was approximately NIS 26 million and approximately NIS 45 million in the years ended December 31, 2005 and 2004, respectively. The financial statements for the periods prior to the inception of the Standard were not restated. Until December 31, 2005 goodwill was systematically amortized over its estimated useful life (mainly over a period of 10 to 20 years).

       7. Material intercompany balances and transactions between Group companies were eliminated for consolidation purposes. Likewise, material unrealized income from intercompany sales not yet realized outside the Group were eliminated.

       8. The Company's shares that were acquired by the Company and subsidiaries are recorded as treasury stock.

       9. Until December 31, 2005, according to the criteria prescribed in Opinions 48 and 53 of the IACPA, when the sale and/or exercise of convertible securities that were issued by investees (including employee options) was probable, and a decline in the shareholding percentage was expected upon conversion or exercise, as a result of which the holder will sustain a loss, an appropriate provision is included in respect of the anticipated loss.
              As from January 1, 2006, the Company implements Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter - the Standard) of the IASB. The Standard supersedes Opinion No. 53, "The Accounting Treatment of Convertible Liabilities", and Opinion No. 48, "The Accounting Treatment of Options".
              In accordance with the Standard, the provision for loss that was included in the financial statements for December 31, 2005, in respect of a loss anticipated from a decline in rate of holding following the exercise of stock options or the conversion of convertible liabilities in investee companies, was cancelled when the Standard came into effect and accounted for as a cumulative effect of change in accounting policy. The comparative figures relating to prior periods were not restated.
              The transition to the Standard amounted to an increase in net earnings during the first quarter of 2006 in the amount of NIS 62,552 thousand due to the cancellation of provisions for losses in respect of convertible securities in investee companies. During 2006, the Company recorded losses in respect of the conversion of convertible securities in investee companies in the amount of NIS 50,828 thousand. Therefore, the net impact of the initial implementation of the Standard on the Company in 2006 amounted to income of NIS 11,724 thousand.


F.     Use of estimates

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assessments in determining the reported amounts of assets, liabilities, revenues, expenses and the disclosure relating to contingent assets and liabilities. Actual results may differ from such estimates.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)


G.     Cash and cash equivalents

Cash and cash equivalents include short-term bank deposits and short-term government loans traded in banks, with an original maturity of three months or less, on the date of investment, and which are not restricted.


H.     Marketable Securities

       1.     Marketable securities
              ---------------------

              Investments in marketable securities held for the short-term as current investments are stated according to the stock market price as at the balance sheet date. The changes in the fair value of the securities are recorded in the statement of operations in each reporting period.
              Investments in marketable securities, which are permanent investments (held to maturity), are stated at cost (debentures - including accrued interest), net of a provision for decrease in value that is not of a temporary nature (see also section (3) below).

       2.     Non-marketable securities
              -------------------------

              Non-marketable securities are stated at cost (debentures - including accrued interest), which, in management's opinion does not exceed realization value (see also section (3) below).

       3.     Decrease in value of investments
              --------------------------------

              From time to time, the Group evaluates whether there has been a non-temporary decrease in value in its permanent investments in other companies. Such a review is carried out where there are indications of the possibility that the value of such investments has been impaired, including a decline in stock market prices, the investee's businesses, the industry in which the investee operates and other parameters. Any impairment in value of these investments, which is considered to be other than temporary, and which management bases on an evaluation of all the relevant aspects after giving appropriate weight to each of them, is charged to the statement of operations.


I.     Allowance for doubtful accounts

The financial statements include allowances for doubtful accounts, which management believe that fairly reflect the loss inherent in accounts whose collection is doubtful. Management determines the allowances on information it has on the financial status of debtors, the volume of their activity and a valuation of the collateral received from them. The allowance is determined specifically for accounts whose collection is doubtful.


J.     Sale of trade receivables

The sale of financial assets is recognized as a sale when full control over the asset has been transferred to the extent that the risks and rewards related to the asset are transferred in full to an independent third party. See Note 3B(6).

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

K.     Inventories

Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw materials, ancillary materials and spare parts - at "moving average" or by the "first-in, first-out" method. Finished goods and goods in process-based on manufacturing costs (including materials, labor and subcontractor costs) plus allocated indirect manufacturing and other expenses. Merchandise - by the "first-in, first-out" or the "moving average" method.


L.     Projects in progress

Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the "percentage of completion" method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs (see Note 2T(2) below).


M.     Holdings of a venture capital fund in venture capital investments

       1. The holdings of a venture capital fund in venture capital investments are stated at cost (at their reported amounts), net of impairment provisions, if a non-temporary decline in their value occurs. Gains from venture capital investments are charged to the statement of operations when the investment is realized. Also see
              Note 2H(3) above.

       2. Venture capital investments that management intends to realize in the short-term are included in current assets on the basis of cost, net of impairment provision, which does not exceed the market value of the investment.


N.     Investments in affiliates

       1. The investments in affiliates are presented by the equity method. In determining the net asset value of such investments, the amounts taken into consideration are the amounts appearing in the financial statements of those companies.

       2.     Regarding goodwill- see Note 2E(6) above.

       3.     Regarding the decline in value of investments in affiliates - see
              Note 2AB.

       4. Regarding provision for loss due to the expected conversion of convertible securities issued by affiliates - see Note 2E(9) above.

       5. An affiliate incurred losses exceeding its shareholders' equity. The Company records its share in the affiliate's loss up to the Company's investment in the affiliate, including guarantees or subordinated loans granted to the affiliate.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

O. Monetary balances stated at present value

Monetary balances - long-term debts and liabilities - that are interest free or bear interest at below-market rates, are stated at their present value, computed using the interest rate prevailing in the market on the date created.


P.     Fixed assets, net

       1.     Fixed assets are stated at cost.

       2. Financing expenses on loans and credit used to finance the construction or purchase of fixed assets, and other costs related to the purchase or construction of the fixed assets, are capitalized to the cost of these assets, in accordance with Accounting Standard No. 3 on the Capitalization of Finance Costs.

       3. The cost of assets for which an investment grant was received is stated net of the grant amount.

       4. Improvements and renovations are charged to the cost of assets, whereas repair and maintenance expenses are charged to the statement of operations as incurred.

       5.     The annual depreciation rates used are as follows:

                                                       %
                                                   ---------

              Buildings and leasehold rights          2-10           (mainly 2%)
              Machinery and equipment                 5-20          (mainly 10%)
              Vehicles                               10-20          (mainly 15%)
              Office furniture and equipment          6-33   (mainly 6% and 25%)
              Computers and auxiliary equipment      20-33
              Leasehold improvements                 10*

              * or the lease period, whichever is lower.


Q.     Intangible assets and deferred expenses

Deferred expenses are amortized on a straight-line basis over the expected period of benefit therefrom. The remaining expected benefit period is examined each year. See Note 2E(6) regarding goodwill deriving from the acquisition of companies that were consolidated.


R.     Issuance of securities

       1. Issuance of bundled securities -
          --------------------------------

          Proceeds in respect of the issuance of bundled securities were allocated to the component securities according to their relative fair values. Issue costs were allocated to the securities according to the relative fair values of the securities issued.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

R.     Issuance of securities (cont'd)
       -------------------------------

       2. Issuance of stock options -
          -------------------------

          Amounts received in respect of stock options that grant the option holder the right to purchase a fixed number of shares of the Company in consideration for a fixed amount in cash, are presented within shareholders' equity. Until December 31, 2007, consideration that is linked to the CPI is deemed to be fixed, based on Standard 22.

       3. Debenture issue costs -
          ---------------------

          Debenture issue costs are presented as an offset from the debentures and are amortized in accordance with the effective interest rate method during the debenture period. Issue costs allocated to the equity component of bundled securities are offset from the equity component.

       4. Share-Based Payments -
          --------------------

          As from January 1, 2006, the Company implements Accounting Standard No. 24, "Share-Based Payments" (hereinafter - the Standard) of the IASB. In accordance with the provisions of the Standard, the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled by equity instruments, cash or other assets. Share-based payment transactions in which goods or services are received are recognized at their fair value.
          With respect to transactions settled by equity instruments, the Standard applies to grants executed after March 15, 2005 that had not yet vested by January 1, 2006. Similarly, the Standard applies to changes in the terms of share-based payment transactions being settled by means of equity instruments that were executed after March 15, 2005, even if the changes in terms relate to grants that were executed before that date. In the financial statements of 2006, comparative data for 2005 are restated in order to reflect therein the compensation expenses relating to the said grants. The Company records compensation expenses, with a corresponding increase in shareholders' equity in respect of stock options granted to employees and directors over the vesting period of the stock options. The compensation expenses were calculated according to the Black & Scholes model on the grant date. The compensation expenses are recorded over the vesting period of the options, in accordance with the Company's estimation of the number of options expected to vest. As a result of the first-time implementation of the provisions of the Standard, the Company adjusted by means of a restatement of the financial statements for the year ended December 31, 2005, in order to retroactively reflect therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled with equity instruments of the Company and of investee companies and that were granted after March 15, 2005, and which had not yet vested by December 31, 2005, or which were granted prior to March 15, 2005 and in respect of which there was a change in the terms of their grant, as well as in the respect of options granted to employees and directors settled in cash.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

R.     Issuance of securities (cont'd)

       4. Share-Based Payments (cont'd)
          -----------------------------

          Set forth below is the effect of the changes on the financial statements:







                                                                                       As at December 31, 2005
                                                                         -------------------------------------------------
                                                                                                         As presented in
                                                                         As previously                    the financial
                                                                          reported          Changes        statements
                                                                         --------------  ------------    -----------------
                                                                                  N I S  t h o u s a n d s
                                                                         -------------------------------------------------
              Investment in affiliates                                    2,668,193         (4,173)          2,664,020
              Shareholders' equity                                        2,482,607         (4,173)          2,478,434

                                                                              For the year ended December 31, 2005
                                                                         -------------------------------------------------
                                                                                                         As presented in
                                                                         As previously                    the financial
                                                                          reported          Changes        statements
                                                                         --------------  ------------    -----------------
                                                                                  N I S  t h o u s a n d s
                                                                         -------------------------------------------------

              Group's equity in the operating results of
               investee companies, net                                      363,535            (4,173)           359,362
              Administrative and general expenses                           163,964             1,389            165,353
              Net earnings                                                  313,159            (5,562)           307,597



S.     Deferred taxes

As of January 1, 2005 the Company applies Accounting Standard No. 19, "Taxes on Income" ("the Standard"). The Standard was adopted as a cumulative effect of a change in accounting method. The transition to Accounting Standard No. 19 resulted in a one-time effect of a net decrease in net earnings of NIS 3 million derived mainly from an increase in liabilities for deferred taxes relating to property.
The Group companies create deferred taxes in respect of temporary differences. The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes. Allocation of the taxes, as stated, is executed with respect to the differences relating to assets, the amortization of which is deductible for tax purposes.
The deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, as they are known on the date of the financial statements.
In calculating deferred taxes, no account was taken of the taxes, which would apply in a case of sale of the investments in the investee companies, since it is the intention of the Company to hold these investments and not to sell them. Deferred taxes were not created for taxes to be imposed on earnings distributed by subsidiaries, as it is the Group's policy not to distribute taxable dividends in the foreseeable future.
Likewise, tax benefits are not included in respect of temporary differences, the realization of which is doubtful.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

T.     Revenue recognition

       1. Sale of products and providing services
          ---------------------------------------

          Revenues from sales and services are recognized upon delivery or shipment of the products and transfer of the risks and rewards involved in ownership of the products, or upon performance of the services.
          Revenue from the sale of products that require customer acceptance are recognized after the work is performed and acceptance tests are passed, as prescribed in the product supply contract.
          Revenues from sales of products to distributors are recorded at the time it is probable that the products will be sold to end users, subject to the conditions detailed in Section 1, above.

       2. Revenues from long-term contracts
          ---------------------------------

          The revenues and costs from projects in progress under long-term contracts are recognized in accordance with Accounting Standard No. 4 ("Standard 4") published by the IASB, as follows:

          a. Revenues and costs from projects in progress under long-term contracts are recognized according to the "percentage of completion" method, if all of the following conditions are fulfilled: the revenues are known or can be reliably estimated, the collection of the revenues is expected, the costs involved with execution of the work are known or capable of being reliably estimated, there is no material uncertainty regarding the ability to complete the work and comply with the contractual terms with the customer and the percentage of completion can be reliably estimated.
                 As long as all of the above conditions are not met, income is recognized at the level of the costs incurred and their recovery is probable ("zero margin").

          b. The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs) or on the basis of supply of the products, in accordance with the nature of the agreement.

          c. Anticipated losses on contracts are provided for in full when determined to be expected.

          d. Estimated profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecast. The effects of such changes in estimates are recognized in the statement of operations at the time they are identified.

       3. Interest and dividend income
          ----------------------------

          Interest income in respect of debentures and loans is recorded in the statement of operations on an accrual basis according to the effective interest method. Dividend income is recorded in the statement of operations on the date the Company is eligible for the dividend.

       4. Sales with deferred payment conditions
          --------------------------------------

          Sales with deferred payment conditions that include a financing transaction are recorded according to their present value, and the difference between the present value of the transaction and the proceeds is recorded in the statement of operations as financing income, according to the effective interest method.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

T.   Revenue recognition (cont'd)

       5. Reporting of revenues on a gross basis or a net basis
          -----------------------------------------------------

          The Company implements Clarification 8 of the IASB, "Reporting of Revenues on a Gross Basis or on a Net Basis" in determining whether to report revenues on a gross basis (as a primary vendor) or on a net basis (as an agent). According to Clarification 8, an entity that acts as an agent without bearing the risks and rewards of the transaction is required to present its revenues on a net basis. An entity that acts as a primary vendor and bears the risks and rewards of the transaction is required to present its revenues on a gross basis. Clarification 8 prescribes a number of indicators that the Company considers in determining whether to present its revenues on a gross basis or a net basis.


U.     Research and development expenses:

       1. Research and development costs
          -----------------------------

          Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations as incurred. Research and development costs financed by the customer are charged to the cost of projects in progress, and are included in the statement of operations as part of the recognition of results from such projects.

       2. In-process research and development costs
          -----------------------------------------

          In a business acquisition, in-process research and development expenses are charged to the statement of operations immediately.


V.     Derivative financial instruments:

       The Group companies enter into option and forward contracts that are intended to reduce the financial risks (i.e. commitments for the import of raw materials, export of products, liabilities linked to the CPI or foreign currency) from the exposure to fluctuations in inter-currency exchange rates, interest rates and changes in the CPI.
       The results of financial derivatives held to hedge existing assets and liabilities are recorded in the statement of operations concurrently with the recording of the results of the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated in the balance sheet at fair value. Changes in the fair value are included in the statement of operations in the period they occur. The fair value of derivative financial instruments is determined according to their market values, stated quotes from financial institutions, and in the absence of such, fair value is determined based on valuation models.


W.     Earnings per share:

       As from January 1, 2006, the Company implements Accounting Standard No. 21, "Earnings per Share" (hereinafter - the Standard) of the IASB. In accordance with the provisions of the Standard, the Company calculates basic earnings per share with respect to earnings or loss, and basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The basic earning per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In order

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

W.     Earnings per share (cont'd)

       to calculate the diluted earnings per share the Company adjusts the earnings or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares. The Company's share in the earnings of investee companies was calculated according to its share in the earnings per share of such investee companies multiplied by the number of shares held by the Company.
       In accordance with the transitional provisions of the Standard, the comparative data regarding the earnings (loss) per share for prior periods were restated.
       The effects of the initial implementation of the Standard (including the effect of Standard No. 24 - see Note 2R(4)) amounted to increases in the basic earnings per share of NIS 0.473 and NIS 0.123 for the years ended December 31, 2005 and 2004, respectively, and decreases in the diluted net earnings per share in the amounts of NIS 2.262 and NIS 2.268 for the year ended December 31, 2005 and 2004 respectively.


X.     Dividend declared subsequent to balance sheet date

       In accordance with Accounting Standard No. 7 on "Subsequent Events", the liability related to a dividend proposed or declared subsequent to the balance sheet date is expressed in the accounts only in the period in which it was declared. However, separate disclosure is provided in the statement of changes in shareholders' equity of the dividend amount to be distributed against a reduction in the retained earnings balance.


Y.     Segment reporting

       Segment reporting is presented in accordance with Accounting Standard No.
       11.  See also Note 25.


Z.     Discontinued operations

       Discontinued operations are presented in accordance with Accounting Standard No. 8, whereby discontinued operations are presented separately from the data relating to continuing operations.


AA.    Environmental costs

       The current operating and maintenance costs of facilities to prevent environmental pollution and provisions for expected costs related to the rehabilitation of the environment deriving from current or past activities, are charged to the statement of operations. Construction costs of facilities for prevention of environmental pollution, which increase the economic life or efficiency of the facility or reduce or prevent environmental pollution, are charged to the cost of the fixed assets and are depreciated in accordance with the depreciation policies practiced by the Group.

AB.    Impairment of assets

       The Group applies Accounting Standard No. 15 - Impairment of Assets ("the Standard"), which prescribes procedures that the Group must implement in order to assure that its assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price or the usage value (the present value of the estimated future cash flows expected to derive from the use and realization of the asset).

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

AB.    Impairment of assets (cont'd)

       The Standard applies to all of the assets in the consolidated balance sheet, except for tax assets, construction contracts and monetary assets (aside from monetary assets that are investments in investees that are not subsidiaries). Likewise, the Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, the Group recognizes an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss so recognized will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset since the date on which the last impairment loss was recognized.
       In September 2003 the IASB published Clarification 1 regarding the accounting treatment of an impairment in the value of an affiliate. Clarification 1 stipulates that in reporting periods subsequent to the period in which the impairment was initially recorded, the investment in the affiliate will be presented according to the lower of its recoverable value and the equity basis thereof. The recoverable value is calculated during each period in which there are indications that a change has taken place in the recoverable value. Impairment losses recorded or reversed during the period are presented as the Company's equity in operating results of investee companies, net.
       In February 2005 the IASB published Clarification 6 regarding the accounting treatment of an impairment in the value of an affiliate. Clarification 6 stipulates that the recoverable value be calculated in respect of each cash-generating unit or in respect of the identified assets of the affiliate, in respect of which there are indications that an impairment has occurred or that an impairment recorded in prior years has been reduced or no longer exists. The impairment or reversal thereof is determined from the perspective of the holding company.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

AC. Data regarding the CPI and the Dollar exchange rate:


                                                                     Exchange
                                                                    rate of one
                                                   Israeli CPI*        Dollar
                                                 --------------   --------------
                                                      Points            NIS
                                                 --------------   --------------

For the year ended:         December 2006             184.87           4.225
                            December 2005             185.05           4.603
                            December 2004             180.74           4.308

                                                         %               %
                                                 --------------   --------------

Changes during:            2006                        (0.1)           (8.2)
                           2005                         2.4             6.8
                           2004                         1.2            (1.6)

(*) According to the CPI for the month of the balance sheet date (1993 average basis = 100).

Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate published by the Bank of Israel on the balance sheet date.
Assets and liabilities linked to the CPI are included in the financial statements according to the CPI of the balance sheet month, or the previous month, as relevant.


AD.    Impact of new accounting standards prior to their application

       1. Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)"

              In July 2006, the IASB published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS) (hereinafter - "the Standard")". The Standard provides that entities that are subject to the Israeli Securities Law, 1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to IFRS Standards for periods commencing January 1, 2008. The Standard permits early adoption beginning with financial statements published after July 31, 2006.
              Initial adoption of IFRS Standards is to be effected by means of application of the provisions of IFRS 1, "First-Time Application of IFRS Standards", for purposes of the transition.
              In accordance with the Standard, the Company is required to include in a note to the annual financial statements as at December 31, 2007 the balance-sheet data as at December 31, 2007 and the income-statement data for the year then ended, after they have undergone application of the recognition, measurement and presentation rules of IFRS Standards.
              The Company is examining the effect of the Standard on its financial statements and does not intend to implement the Standard earlier than required.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

AD.    Impact of new accounting standards prior to their application (cont'd)

       2.     Accounting Standard No. 27, "Fixed Assets"

              In September 2006 the IASB published Accounting Standard No. 27, "Fixed Assets" (hereinafter - the Standard). The Standard prescribes rules for the presentation, measurement and disposition of fixed assets and for the disclosure required in respect thereto. The Standard stipulates, inter alia, that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located. Furthermore, the Standard stipulates that a group of similar fixed asset items shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included the shareholders' equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The Standard also stipulates that a fixed asset that was purchased in consideration for another non-monetary item in a transaction of commercial substance shall be measured at fair value.
              The Standard shall apply to financial statements for periods beginning on January 1, 2007. An entity that on January 1, 2007 chooses for the first time to use the revaluation method for measuring fixed assets shall on this date recognize a revaluation reserve in the amount of the difference between the revalued amount of the asset on that date and its book value. Furthermore, an entity that in the past, upon the initial recognition of a fixed asset, had not included in its cost the initial estimate of costs for dismantling and removing the asset and for restoring the site on which it is located, will measure the following:
              (a) The aforementioned liabilities as at January 1, 2007 should be measured in accordance with generally accepted accounting principles;
              (b) The amount that would have been included in the cost of the relevant asset on the date on which the liability was initially incurred should be measured according to the present value of the amount of the liability mentioned in item (a) above on the date on which the liability was initially incurred (hereinafter - the capitalized amount);
              (c) The accumulated depreciation on the capitalized amount as at January 1, 2007 should be measured on the basis of the useful life of the asset as at that date;
              (d) The difference between the amount to be charged to the asset in accordance with items (b) and (c) above, and the amount of the liability in accordance with item (a) above, shall be included in retained earnings.
              Other than the aforementioned, the Standard will be adopted on a retrospective basis. The Company is examining the effect of the Standard on its financial statements.

              3.  Accounting Standard No. 26, "Inventory"

              In August 2006 the IASB published Accounting Standard No. 26, "Inventory" (hereinafter - the Standard). The Standard stipulates guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory to its net realizable value. According to the Standard, inventory should be presented according to the lower of cost or net realizable value. The Standard also provides guidelines regarding cost formulas

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

AD. Impact of new accounting standards prior to their application (cont'd)

       3.     Accounting Standard No. 26, "Inventory" (cont'd)

              used to allocate costs to various types of inventory. The Standard will apply to financial statements for periods beginning on January 1, 2007 or thereafter. The Standard shall be applied retroactively by restating comparative amounts in respect of prior periods.
              The Company expects that implementation of the Standard will not have a material impact on its financial position or results of operations.

       4. Accounting Standard No. 23, "Accounting for Transactions Between an Entity and its Controlling Shareholder"

              In December 2006 the IASB published Accounting Standard No. 23, "Accounting for Transactions Between an Entity and its Controlling Shareholder" (hereinafter - the Standard). The Standard effectively supersedes the main provisions of Israeli Securities Regulations (Presentation of Transactions Between a Company and its Controlling Shareholder), and provides that assets (excluding intangible assets that do not have an active market) and liabilities in respect of which a transaction has taken place between the entity and its controlling shareholder will be measured according to fair value on the transaction date and the difference between the fair value and the consideration received in the transaction will be recorded within shareholders' equity. A debit amount is essentially a dividend and will therefore be recorded as a reduction of retained earnings. A credit amount is essentially an investment by the shareholder and will therefore be recorded as a separate item within shareholders' equity, "Capital reserve from transactions between the entity and its controlling shareholder".
              The Standard addresses three issues pertaining to transactions between an entity and its controlling shareholder: transfer of an asset from the controlling shareholder to the entity or transfer of an asset from the entity to the controlling shareholder; assumption, fully or partially, by the controlling shareholder of a liability that the entity has to a third party, indemnification from the controlling shareholder to the entity in respect of an expense, concession, fully or partially, by the controlling shareholder of an amount owed to him by the entity; and loans granted to or by the controlling shareholder. Furthermore, the Standard provides the disclosure required in financial statements pertaining to transactions between the entity and its controlling shareholder during the period. The Standard will apply to transactions between an entity and its controlling shareholder occurring as of January 1, 2007 or thereafter, as well as to loans granted prior to the inception of the Standard to or by the controlling shareholder, as of the date of its inception.
              The impact of the Standard will be reflected in future reporting periods and is not expected to be material.

       5.     Accounting Standard No. 16, "Investment Property"

              In February 2006, the IASB published Accounting Standard No. 16, "Investment Property" (hereinafter - the Standard). The Standard prescribes rules for recognition, measurement and disposition of investment property and for the disclosure required in respect thereto.
              The Standard stipulates, inter-alia, that the initial measurement of investment property be according to cost, including transaction costs. Furthermore the Standard stipulates that in subsequent periods the entity should choose to measure all of its investment property, either according to cost, after deduction of accumulated depreciation and impairment losses, or according to fair value, in which case adjustments to fair value shall be recorded in the statement of operations.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

AD.    Impact of new accounting standards prior to their application (cont'd)

       5.     Accounting Standard No. 16, "Investment Property" (cont'd)

              The Standard shall apply to financial statements for periods beginning on January 1, 2007.
              An entity that on January 1, 2007 chooses for the first time to use the fair value model for measuring its investment property, shall record the difference between the fair value of the investment property and its book value as an adjustment to the opening balance of retained earnings.
              An entity that chooses the cost mode shall apply the rules of the Standard retroactively. Furthermore, an entity that chooses the cost model and intends to adopt one or more of the reliefs set forth in IFRS 1, "Initial adoption of International Financial Reporting Standards concerning investment property", may adopt the relief in its financial statements for periods beginning on January 1, 2007.
              The Company is examining the effect of the Standard on its financial statements.

Note 3 - Information Regarding Certain Investees

A.     ECI Telecom Ltd. ("ECI") - an affiliate

       1. Due to the fact that the financial statements of an affiliated company are not made available to ECI on a timely basis that would enable ECI to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of this investee company are included in ECI's consolidated financial statements with a three month lag.
              Under Israeli GAAP a change in accounting principle is treated by presenting the cumulative effect of the accounting change as of the beginning of the year, however as the change in accounting principle did not have a material impact on Koor's financial position or results of operations, Koor has not presented the cumulative effect as of the beginning of the year and has recorded the impact thereof in the amount of $0.4 million in the second quarter of 2006.
              On March 1, 2007, the affiliated company filed a third amendment to its S-1 Registration Statement with the SEC relating to its proposed initial public offering in which ECI may also sell shares. The affiliated company originally filed its S-1 Registration Statement with the SEC on October 20, 2006. The number of shares to be offered and the price range for the offering have not yet been determined. The registration statement has been filed with the SEC but has not yet become effective.

       2. In February 2005, ECI entered into a preliminary agreement with ABN Amro Bank ("ABN") to sell the balance of long-term receivables for the sum of $96 million in cash, plus potentially a further amount of approximately $3.3 million. In April 2005, all the approvals for the sale were obtained and the receivables were sold to ABN. As a result, during the second quarter of 2005, ECI recognized a net gain of $10.4 million (excluding the contingent amount). The Company's share in this gain is approximately NIS 14 million.

       3. On June 3, 2005, ECI acquired 100% of Laurel Networks Inc., a company incorporated and operating in the U.S., for a cash payment of $88 million.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

A.     ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

       4. Pursuant to a resolution of ECI's Board of Directors approved in June 2006, ECI distributed 2.9 million shares of ECtel Ltd. ("ECtel") to ECI's shareholders of record as of June 29, 2006. These shares constituted approximately 15.9% of ECtel's outstanding shares. Koor received 815,660 ECtel shares in this distribution.
              These shares, combined with ECtel shares distributed as dividend by ECI in May 2004 and ECtel shares purchased from an affiliate, Telrad Networks Ltd., in December 2005, provide the Company with significant influence over ECtel and accordingly the Company's investment in ECtel is accounted for according to the equity method as of the third quarter of 2006.

       5. ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles. Below is the adjustment of the net earnings of ECI as reported in accordance with U.S. GAAP to net earnings (loss) in accordance with Israeli GAAP:








                                                                                    For the year ended December 31
                                                                              -----------------------------------------
                                                                                 2006            2005          2004
                                                                              ----------      ----------     ----------
                                                                                            US$ thousands
                                                                              -----------------------------------------

              Net earnings of ECI as reported in conformity with U.S.
                 GAAP                                                            22,095           39,864         10,153
              Adjustment:
              Share-based payments expenses                                         786           (2,195) *           -
              ECI's equity in results of affiliate (See Note 3A(1))              (1,704)              -              -
              Financing income (expenses) from derivative financial
                 instruments                                                     (5,745)          19,226         (8,303)
              Tax expenses                                                            -               -          (1,529)
              Amortization and realization of excess cost allocated to
                 intangible assets                                                   55           (2,726)        (1,233)
              Gain (loss) on marketable securities                                   19             (212)        (1,282)
              Distribution of available-for-sale securities as
                 dividend-in-kind                                                (4,075)              -              -
              Cumulative effect as of the beginning of the year of
                 change in accounting method (See Note 3A(1))                     1,704               -              -
              Impairment in value of assets                                           -               -             968
                                                                              ----------      -----------      ----------
              Net earnings (loss) of ECI in conformity with Israeli GAAP         13,135           53,957         (1,226)
                                                                              ==========      ===========      ==========
              * Restated - See Note 2R(4)



                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

B.     Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

       1. In January 2004, Koor sold 27 million shares of M-A Industries for approximately NIS 418 million. The resulting gain of NIS 160 million (before tax) is included in "other income (expenses), net". Additionally, as a result of this sale, Koor realized a tax asset of NIS 59 million which had been created in 2003, because of the expectation that carryforward tax losses would be utilized in the aforesaid sale.
              As a result of this sale, and after the realization and conversion of convertible securities that were issued to the public and to employees, Koor's holding percentage in the voting rights of M-A Industries at December 31, 2004 was 38.6%.
              Following the sale of the shares in January 2004, as a result of which Koor's holding percentage in the shares of M-A Industries fell below 50%, Koor evaluated the existence of effective control in M-A Industries and the resultant continuation of the consolidation of M-A Industries in the financial statements of Koor, beginning from the first quarter of 2004.
              In the opinion of Koor's management, the range of circumstances that weight Koor's shareholding percentage in M-A Industries, the broad dispersal of voting rights among the other shareholders, the low level of shareholding by the other shareholders, the slim probability of the creation of a block of votes opposing Koor at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings - showed that the economic substance that stood and continued to stand at the basis of the relationship between the Company and M-A Industries immediately before and after the said transactions demonstrated effective control, i.e., Koor had the ability to set the financial and operational policies of M-A Industries.

       2. In February 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million. As a result of the sale, Koor's holding percentage in M-A Industries fell to 34.6% (fully diluted -28.6%) and Koor recorded a capital gain amounted to NIS 201 million (before tax), which is included in the item "other income (expenses), net". Likewise, a tax asset of NIS 69 million which had been created in 2004, because of the expectation that carryforward tax losses would be utilized, was realized as a result of this sale.
              Following the sale of shares in February 2005, Koor's management reevaluated whether to continue to consolidate M-A Industries in the financial statements of Koor beginning from the first quarter of 2005.
              As a result of the evaluation of the range of existing circumstances created as a result of the sale, Koor's management decided that continuing the consolidation of M-A Industries is not consistent with the economic substance.
              Therefore, beginning from the first quarter of 2005, the consolidation of M-A Industries' financial statements in Koor's financial statements was ceased, and the investment is stated by the equity method.

              Presented below are operating results data of M-A Industries:
              -------------------------------------------------------------

                                            For the year ended December 31, 2004
                                            ------------------------------------
                                                 N I S  t h o u s a n d s
                                            -----------------------------------

              Revenues                                  6,895,238
              Operating costs and expenses              5,594,734

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

B.     Makhteshim Agan Industries Ltd.("M-A Industries") - an affiliate (cont'd)

       3. On November 14, 2005, the board of directors of M-A Industries resolved to adopt a policy, whereby M-A Industries will act to buy back its shares in the amount of up to $150 million.

              The shares to be purchased will become dormant shares for as long as they will be held by M-A Industries.
              As at the balance sheet date, M-A Industries holds 24,875,703 par value of its shares, representing approximately 5.4% of its total issued and paid-up share capital, in the amount of $134 million. In August 2006, the board of directors of M-A Industries approved the termination of the buy-back policy, due to its completion.

       4. During 2006, Koor purchased 35,297,993 shares of M-A Industries for an aggregate amount of NIS 818 million. Koor's holding in the voting rights of M-A Industries at December 31, 2006 was 39.6%.

       5. Subsequent to the acquisition of shares of M-A Industries by Koor and by M-A Industries described in Note 3B(4) and Note 3B(3), respectively, ("the acquisition period") Koor's stake in M-A Industries has increased by 10.1% as follows: fourth quarter of 2005 - 0.8%; first quarter of 2006 - 0.7%; second quarter of 2006
              - 1.9%; third quarter of 2006 - 6.7%.
              Pursuant to the acquisition of shares, excess cost over book value in the amount of approximately $113 million was derived ("excess cost"). The Company retained an independent valuation expert to prepare a valuation of M-A Industries for purposes of allocating the said excess cost in accordance with Accounting Standard No.
              20. In order to allocate the excess cost derived on various dates, the Company received valuations of the tangible assets and liabilities, as well as the intangible assets of M-A Industries as of January 1, 2006, June 30, 2006 and August 18, 2006.

              The independent valuation expert valued the tangible assets and liabilities, as well as the intangible assets of M-A Industries, as follows:








                                                              January 1, 2006    June 30, 2006    August 18, 2006
                                                              ---------------    -------------    ---------------
                                                                              U S  $  m i l l i o n
                                                              ----------------------------------------------------


              Current assets                                        1,184.6           1,320.6          1,305.3
                 Investments                                           22.7              26.6             42.0
                 Fixed assets and other assets, net                   465.1             491.7            498.3
                 Short-term and long-term liabilities                (994.6)         (1,177.2)        (1,172.1)
              Intangible assets
                 Product registration                                 310.5             320.0            315.6
                 Customer relationship                                513.6             513.3            460.3
                 Trademark                                            224.2             229.9            228.6
                 Product portfolio                                     94.7              94.4             89.3
                 In-process research and development                    5.2               5.5              5.5
                                                              ---------------    -------------    ---------------
                                                                    1,826.0           1,824.8          1,772.8
                                                              ===============    =============    ===============

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

B.     Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate
       (cont'd)

              According to the purchase price allocation, the Company has allocated the excess cost to M-A Industries' tangible and intangible assets, as follows:







                                                 US $                                                   Amortization
                                               million                Amortization method                  period
                                              ---------   ------------------------------------------    --------------
              Inventory                            7.4                                                      6 months
              Intangible assets :
              Product registration                 8.8    Over the period of future economic benefits       7 years
              Customer relationship               29.2    Over the period of future economic benefits       15 years
              Trademark                           23.1    Over the period of future economic benefits       5 years
              Product portfolio                    9.2    Over the period of future economic benefits       15 years
              In-process research and              0.5    Upon acquisition
                development
              Deferred taxes                     (12.5)   According to the amortization of the related
                                                          assets
              Goodwill                            47.1
                                              ---------
                                                 112.8
                                              =========



              In accordance with the abovementioned allocation of the excess cost, during 2006, the Company recorded amortization expenses in respect of the excess cost of NIS 34.3 million.


       6. On September 28, 2004, M-A Industries entered into an agreement with Rabobank International for the sale of trade receivables in a securitization transaction. Under the terms of the securitization agreement, companies from M-A Industries Group sold their trade receivables to a foreign company established for this purpose and which is neither owned nor controlled by the M-A Industries
              Group ("the Purchasing Company"). The purchase of the trade receivables by the Purchasing Company is financed by an American company of the Rabobank International Group.
              This agreement replaces a previous agreement with Bank of America from 2001, which was similar in principle to the current agreement.
              The maximum amount of financial resources expected to be made available to the Purchasing Company to purchase the trade receivables of the companies is $250 million on a current basis, so that the proceeds received from the customers whose receivables have been sold will be used to purchase new trade receivables. Subsequent to the balance sheet date, the aforesaid maximum expected volume is $275 million.
              The period in which the companies will sell their trade receivables to the Purchasing Company will be one year from the closing date of the transaction. This period may be extended, with the consent of all the parties, for additional one-year periods, up to a maximum of four extensions. On the date of purchasing the debt, the Purchasing Company will pay in cash the major part of the debt price. The balance of the debt price will be included in a subordinated capital note to be paid after the debt is collected. M-A Industries will bear all the losses sustained by the Purchasing Company as a result of the non payment of the trade receivables included in the securitization transaction up to the total balance of the subordinated note.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

B.     Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate
       (cont'd)

              The accounting treatment of the sale of trade receivables in a securitization transaction is the recognition of the sale of the trade receivables only for that part for which the control and risks were transferred finally and absolutely to the purchaser. Accordingly, the trade receivable balances included in the securitization transaction, for which the consideration of cash and/or non recourse liabilities was received, were written off. For the part of the trade receivables included in the securitization transaction which was not recognized as a sale, a subordinated note was recorded.
              A loss from the sale of trade receivables is charged at the time of sale to the statement of operations. Under the terms of the agreement, M-A Industries undertook to meet certain financial covenants, mainly a ratio of liabilities to capital and profitability ratios. As at the balance sheet date, M-A Industries is in compliance with the covenants.
              The balance of trade receivables sold for cash as at the balance sheet date amounted to $176 million (December 31, 2005 - $147 million). The balance of the subordinated note as at the balance sheet date amounted to $65 million (December 31,2005 - $55 million).

       7. On March 8, 2006, the board of directors of M-A Industries resolved to change its dividend policy such as beginning in the fourth quarter of 2005, M-A Industries will distribute dividends amounting to up to 50% of net earnings for the period.
              In May 2006, M-A Industries' board of directors resolved to distribute a dividend of $28.8 million that was paid on August 31, 2006. The Company's share of the dividend was NIS 42 million. On March 12, 2007 the board of directors of M-A Industries resolved to rescind the abovementioned resolution regarding the dividend payment as a fixed percentage of net earnings. The board of directors will examine the possibility of distributing dividends and the amount thereof from time to time, in accordance with the investment policy and the needs of M-A Industries, and the existence of sufficient distributable earnings.

       8.     Acquisition of companies:

              a. During 2006, M-A Industries, through wholly owned and controlled subsidiaries, acquired distribution companies and a manufacturing company at a total cost of approximately $35.4 million.
                     The excess cost created as at acquisition date amounted to approximately $14 million, of which approximately $2.8 million was allocated to tangible and intangible assets and the remainder of approximately $11.2 million was allocated to goodwill.

              b. During 2005, M-A Industries, through wholly owned and controlled subsidiaries, acquired distribution companies at a total cost of approximately $22.3 million.
                     The excess cost created as at acquisition date amounted to approximately $14.7 million, of which approximately $9 million was allocated to intangible assets, approximately $0.5 million was allocated to inventory and the remainder of approximately $5.2 million was allocated to goodwill.

              c. During 2004, M-A Industries, through wholly owned and controlled subsidiaries, acquired distribution companies at a total cost of approximately $108 million.
                     The excess cost created as at acquisition date amounted to approximately $82.5 million, of which approximately $43.4 million was allocated to intangible assets, approximately $4 million was allocated to deferred tax liabilities, approximately $1.3 million was allocated to inventory and the remainder of approximately $41.8 million was allocated to goodwill.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

B.     Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate
       (cont'd)

       9. On March 8, 2005, the board of directors of M-A Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005, 14,900 thousand stock options were allotted, exercisable for up to 14,900 thousand ordinary shares of par value NIS 1 of M-A Industries. Of these, 2,500 thousand options were deposited with a trustee for future distribution. On March 8, 2006, the board of directors of M-A Industries resolved to issue the balance of the abovementioned options to employees. The fair value of the stock options granted is approximately $3.7 million. In November and December 2006, M-A Industries' Board of Directors decided to issue 3,551,500 options to its new CEO, certain of its officers and an external director. The cost of the benefit embedded in the options issued, based on the fair value as at their issuance date amounted to a total of $5.4 million.

       10.    Seasonality

              Sales of crop protection products are directly dependent on the agricultural seasons and the cycle of crop production. Therefore, M-A Industries' revenues are not distributed evenly throughout the year. Countries in the Northern Hemisphere are characterized by similar timing of the agricultural seasons and the highest sales to these countries usually take place during the months February-April. The seasonality in the Southern Hemisphere is opposite and most of the sales take place during the months August-November, with the exception of Australia where most of the sales take place in April-July. M-A Industries' worldwide activities are conducive to balancing the seasonality impact even though M-A Industries has higher sales in the Northern Hemisphere.

       11.    Reorganization Plan

              On March 12, 2007, the Board of Directors of M-A Industries approved commencement of a reorganization plan for M-A Industries, based on recommendations of internal teams assisted by the McKinsey research and consulting company. In the estimation of M-A Industries' management, the write-offs and costs, to the extent required, in connection with implementation of the reorganization plan, will not be material.


C.     Telrad Networks Ltd. ("Telrad") - an affiliate

       1. In September 2004, Koor and Telrad Holdings Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad to Fortissimo Capital Fund GP L.P. ("Fortissimo").
              This sale was executed in two stages.
              In the first stage, which was completed in November 2004, the Koor group transferred 19.5% of Telrad's shares to Fortissimo for $10.5 million. According to the sale agreement, Telrad's board of directors shall be comprised of three directors nominated by Koor, three directors nominated by Fortissimo and an external expert nominated by mutual agreement of the parties.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

C.     Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

              The agreement includes a number of matters, the approval of which requires mutual agreement of the Koor group and Fortissimo ("joint control rights"). The agreement included the granting of Fortissimo with joint control rights, as Fortissimo is a strategic investor who will assist the Koor Group with the active management of Telrad and bring about its recovery. The joint control rights were granted upon completion of the first stage of the transaction as from the outset, the intention of the parties was the sale of 39% of Telrad's shares, and the agreement stipulated that the second closing would take place within a relatively short period from the first closing (180 days). These matters include: approval of Telrad's budget, election of Telrad's executive officers and the remuneration thereof and the distribution of dividends. These rights grant Fortissimo (the minority shareholder) the right to participate actively in significant decisions relating to Telrad's ordinary course of business and therefore prevent the Koor group, the majority shareholder, from having control of Telrad, and require mutual agreement of Koor and Fortissimo in decisions crucial to Telrad's operations.
              Therefore, as of the fourth quarter of 2004 and through the end of the second quarter of 2005, Telrad was proportionately consolidated in Koor's financial statements according to a shareholding of 80.5%.
              On June 22, 2005 ("the completion date") the Company completed the second stage of the sale of 19.5% of Telrad's shares, after certain changes were made to the original agreement. According to the amendment to the original agreement, the international investment fund HarbourVest and the Israeli investment fund
              Poalim Ventures joined Fortissimo and together purchased 19.5% of Telrad's shares for $6.25 million. Furthermore, in the amendment to the agreement, Koor's obligation to extend an additional loan to Telrad was cancelled, and Koor was released from certain of the indemnifications granted to Fortissimo under the original agreement. Subsequent to the sale, the Koor group's shareholding in Telrad decreased to 61% and a capital gain of approximately
              NIS 4 million was recorded.
              The rights granted to Fortissimo under the original agreement described above, whereby mutual agreement of the Koor group and Fortissimo is required on significant matters relating to Telrad's ordinary course of business, are still in effect. However, due to the presence of two additional shareholders who are not party to these rights, the proportionate consolidation of Telrad has been discontinued as of the completion date. Beginning the end of the second quarter of 2005, Koor's investment in Telrad is presented according to the equity method. Below are the operating results data of Telrad as included in Koor's financial statements:








                                                           For the six months     For the year ended
                                                           ended June 30, 2005    December 31, 2004
                                                          ---------------------  -------------------
                                                                    N I S  t h o u s a n d s
                                                          ------------------------------------------
                                                                        ( A u d i t e d )
                                                          ------------------------------------------


              Revenues                                          177,631                  470,252
              Operating costs and expenses                      201,179                  531,369


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

C.     Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

       2. During 2004, Telrad recorded a valuation allowance in the amount of NIS 67 million due to changes in the management's estimation relating to the probability of the realization of carry forward losses for tax purposes.

       3. In 2004, Telrad's board of directors approved a reorganization plan that included employee layoffs. In the 2005 financial statements, expenses in the amount of NIS 38 million were recorded under the item "other income (expenses), net" (in 2004 - NIS 29 million).
              In 2006, Telrad's Board of Directors approved a reorganization program which includes various efficiency measures including, inter alia, the retirement of employees. The financial statements for 2006 include Koor's share in these employee retirement expenses in the amount of NIS 38 million.

       4. In November 2005, the board of directors of Telrad resolved to sell the subsidiary Telrad Connegy Communication Inc. Therefore, Telrad Connegy was classified as a discontinued operation in Telrad's financial statements and Telrad recorded a loss in the amount of NIS 58 million. Koor's share in this loss was NIS 35 million included in "Group's equity in the operating results of investee companies, net".


D.     Defense Electronics Segment

       1. In November 2004, the Company acquired 33% of the shares of Tadiran Communications Ltd. ("Tadiran Communications") for approximately NIS 637 million (approximately $144 million). On December 27, 2004, and July 6, 2005 Koor entered into a series of agreements with Elbit Systems Ltd. ("Elbit") and with Federmann Enterprises Ltd. ("Federmann"). Under the terms of the agreements, Koor sold its entire holdings in Tadiran Communications to Elbit for $146 million and recorded a capital gain of NIS 72 million. Concurrently, Koor acquired 7.7% of Elbit's share capital from Federmann for $77.7 million.
              The abovementioned agreements granted Koor the right to appoint 20% of the members of Elbit's board of directors. Koor announced that as long as it holds Elbit shares it will not invoke its right to appoint 20% of the Elbit directors and therefore Koor's investment in Elbit was stated by the cost method.
              Furthermore, the agreement stipulated that Koor would sell to Elbit all of its holdings in Elisra (70%) for $70 million and for additional consideration contingent on future insurance receipts in respect of a fire that occurred in the plants of Elisra's subsidiaries in 2001.
              On November 30, 2005, after all the requisite approvals for closing the sale were received, the transaction was completed. The said sale generated a capital gain to Koor of NIS 148 million in respect of the sale of Elisra, which was recorded in the statement of operations in the fourth quarter of 2005. Moreover, as a result of the sale, the financial statements were reclassified, such that the operating results of Elisra and the capital gains generated from its sale were reported as discontinued operations.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

D.     Defense Electronics Segment (cont'd)

     2. On November 22, 2006, the Company entered into an agreement for the sale of the majority of its investment in Elbit to Federmann for total consideration of approximately $70 million, to be received in five equal quarterly installments, bearing interest according to the LIBOR rate. The first installment was received on November 27, 2006. The Company expects to record a capital gain of approximately $12 million as a result of the transaction of which approximately $3 million were recorded in 2006 and the remainder will be recorded in 2007. The Company did not record the entire gain in 2006 since the control over part of the transferred shares has not been surrendered.
              The shareholders' agreement entered into on December 27, 2004 and amended on July 6, 2005 between the Company and Federmann was nullified upon receipt of the first payment.

              On December 5, 2006 the Company sold the remainder of its shares in Elbit Systems Ltd. in a block trade for total consideration of approximately NIS 112 million. The Company recorded capital gains of approximately NIS 24 million during the fourth quarter of 2006 in respect of the block trade.


E.     Tourism Segment

       1.     Knafaim Holdings Ltd. ("Knafaim") - former affiliate
              ----------------------------------------------------

              During the third and fourth quarters of 2004, the Company sold 19% of the shares of Knafaim for approximately NIS 144 million. As a result of the sale, the Company's shareholding in Knafaim decreased from approximately 28.3% to approximately 9% and the Company recorded a gain of approximately NIS 51 million. Accordingly, the investment in Knafaim is stated by the cost method, beginning from the date of the sale.
              Pursuant to the requirements of Israel's anti-trust commissioner in connection with the acquisition of the Company's shares by Discount Investments Corp. Ltd. (see Note 26A), the Company is required to reduce its holding in Knafaim to 5% by July 2, 2007.

       2.     Sheraton-Moriah (Israel) Ltd. ("Sheraton-Moriah") - a former
              ------------------------------------------------------------
              subsidiary
              ----------

              On December 17, 2006 the Company signed an agreement for the sale of its entire holding in Sheraton-Moriah to Azorim Development and Construction Co. Ltd. ("Azorim"), for total consideration of $23.8 million. The sale is linked with the sale by a related party, Clal Tourism Ltd. ("Clal Tourism") to Azorim of its entire holdings (100%) in its subsidiaries Accor-Clal Israel Hotels (1995) Ltd. and Accor-Clal Israel Hotel Management Company Ltd., together with outstanding shareholders' loans (amounting to approx. $16.7 million) and capital notes, for total consideration of $44.2 million. Clal Tourism is wholly owned by IDB Development Corporation Ltd. ("IDBD"), which is the Company's ultimate parent, holding directly and through Discount Investment Corporation Ltd. approximately 52% of the Company's outstanding shares.
              The closing date of the transaction is scheduled for April 9, 2007 (subject to each party's right to postpone this date by up to 90 days) and it is subject to several conditions precedent, inter alia, the receipt of all requisite corporate approvals of the parties (including the approval of the Company's shareholders, by the requisite majority applicable under law to a transaction in which a controlling shareholder has an interest) and the approvals of the Israel Antitrust Authority; the Investment Center at the Ministry of Industry, Trade and Labor; the Ministry of Tourism and the Israel Land Administration, if and as required.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

E.     Tourism Segment (cont'd)

              The board of directors of Azorim approved the transaction on December 19, 2006 and on February 14 and February 28, 2007 the transaction was approved by the shareholders' meeting of the IDBD and of the Company, respectively. The approval of the Israel Antitrust Authority has also been received.
              Furthermore, the closing of the transaction is subject to the approvals of the other shareholders of Sheraton Moriah as per the existing agreements among them; to the right of first offer of Starwood Hotels and Resorts Worldwide, Inc., a shareholder of Sheraton Moriah, with respect to the transaction; and provided there will not be a material adverse change in the terms under which credit is provided by financial institutions to the sold companies.
              Azorim is also obligated to purchase Bank Hapoalim Ltd.'s holdings in Sheraton Moriah under the same conditions, mutatis mutandis, if Bank Hapoalim Ltd. exercises its tag along right with respect to the transaction.
              The consideration due to the Company is payable in three installments: the first, in the amount of $6.3 million, was received on December 21, 2006 and is presented within other liabilities; the second, in the amount of $8.4 million, to be received by the closing date; and the remainder, in the amount of $9.1 million, by March 27, 2008. In the event that the transaction will not be consummated by the closing date due to a breach of the agreement by Azorim, Koor will be entitled to retain the first installment as damages. Upon the closing of the transaction, Koor will be released from guaranties that it provided to Sheraton Moriah, in the amount of approximately $9.2 million.
              Subsequent to the balance sheet date, Bank Hapolaim exercised its tag along right and Starwood reached an agreement with Azorim for the sale of its holdings in Sheraton-Moriah to Azorim.
              Upon fulfillment of the various other conditions stipulated in the agreement, Sheraton-Moriah will be presented as a discontinued operation.

       3.     Isram Wholesale Tours and Travel Ltd. ("Isram")
              -----------------------------------------------

              Isram is a group tour operator, located primarily in the US, with international operations.
              On December 28, 2006 the Company sold its entire holding in Isram for total consideration of $1.26 million. The Company recorded a capital gain of approximately NIS 8 million in respect of the sale.
              Pursuant to the sale, Isram's operations have been presented as a discontinued operation. See Note 24(3).


F.     Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

       1. In June 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for consideration of $39 million. As a result, in 2004 Koor CVC recorded a gain of approximately NIS 17 million.

       2. Koor CVC's management recorded impairment provisions in 2005 and 2004 of NIS 9 million and NIS 58 million, respectively.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

F. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership (cont'd)

       3. In December 2005, one of Koor CVC's portfolio investments, Scopus, Video Networks Ltd. raised approximately $31 million in an IPO. As a result, Koor CVC recorded a gain of approximately NIS 31 million. See also Note 28 - Events Subsequent to the Balance Sheet Date.

       4. On November 27, 2006 a merger took place between one of Koor CVC's portfolio companies, Followap Inc. and NeuStar Inc. As a result of the merger, Koor CVC received consideration of approximately $12 million in January 2007 and recorded a gain of approximately NIS 43 million.


G.     Epsilon Investment House Ltd. - an affiliate

       In January 2006, Koor signed an agreement for the acquisition of 50% of the issued and paid share capital, of Epsilon Investment House Ltd. ("Epsilon"). Epsilon is engaged in providing a wide range of financial services including portfolio management, mutual funds' management, underwriting, provident fund management and consulting in mergers and acquisitions.
       The transaction was completed on April 11, 2006 after receipt of approvals under all applicable laws, including the approval of the Israeli capital market commissioner.
       According to the agreement, Koor was allocated new shares, and also purchased shares from certain of the existing shareholders of Epsilon, for total consideration of NIS 106 million. Subsequent to the acquisition of Epsilon's shares, excess cost in the amount of NIS 75 million was derived. Of the excess cost of the investment, NIS 10 million was allocated to intangible assets (trademark and customer base, product portfolio) and NIS 65 million was allocated to goodwill.
       The Company's investment in Epsilon is accounted for according to the equity method, as there is no joint control agreement, as defined by Israeli accounting standards, between all of Epsilon's shareholders.


Note 4 - Short-Term Deposits and Investments





                                                              Consolidated                    Company
                                                           ---------------------        -------------------
                                                              December 31                   December 31
                                                           ---------------------        -------------------
                                                            2006          2005           2006        2005
                                                           -------       -------        -------     -------
                                                                             NIS thousands
                                                           ------------------------------------------------

       Marketable securities (1):
       Linked debentures and treasury notes                190,964      198,123*       178,015     179,269*
       Unlinked debentures and treasury notes              167,385      124,320        167,385     119,528
       Shares and options                                  313,402      155,789        311,885     153,948
                                                          ---------    ---------      ---------   ----------
                                                           671,751      478,232        657,285     452,745
       Deposits in banks and financial institutions         24,180       52,564              -      32,398
       Short-term loans and current maturities of
         long-term loans                                         -           33              -           -
                                                           695,931      530,829        657,285     485,143
                                                          =========    =========      =========   ==========



       (1) Presented at market value, except for shares in investees in the amount of NIS 201,159 thousand that are presented according to the historical cost method (2005 - NIS 56,609 thousand).

       *      Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 5 - Trade Receivables

Consolidated:





                                                                                 December 31
                                                                         ----------------------------
                                                                            2006               2005
                                                                         ----------          --------
                                                                                 NIS thousands
                                                                         ----------------------------

       Open accounts                                                      76,318              73,298
       Post-dated checks received and credit card companies                4,799               3,974
       Current maturities of long-term trade receivables                     924               1,285
                                                                         ----------          --------
                                                                          82,041              78,557
                                                                         ==========          ========
       Net of allowance for doubtful accounts                              4,106               3,517
                                                                         ==========          ========


Note 6 - Other Receivables





                                                      Consolidated                            Company
                                                  ------------------------            ------------------------
                                                       December 31                           December 31
                                                  ------------------------            ------------------------
                                                     2006           2005                 2006           2005
                                                  -----------    ---------            -----------     --------
                                                                        NIS thousands
                                                  ------------------------------------------------------------

       Receivable in respect of
        sold investments*                          56,235              -                  -                 -
       Government agencies                          3,650          3,722              1,046               748
       Deferred taxes                                 241            129                  -                 -
       Accrued income                               2,929         10,704                246             1,190
       Prepaid expenses                             6,200         10,993                  -             3,263
       Employees                                       60             43                  -                 -
       Affiliates - current accounts                6,173         35,960**              572             4,714
       Others                                       6,968         17,916**              646             6,180
                                                  ----------    ----------         -----------        --------
                                                   82,456         79,467              2,510            16,095
                                                  ==========    ==========         ===========        ========

       *    See Note 3F(4).
       **   Reclassified.



Note 7 - Inventories

Consolidated:


                                                        December 31
                                                 -----------------------------
                                                    2006               2005
                                                 ---------          ----------
                                                         NIS thousands
                                                 -----------------------------

       Raw and auxiliary materials                  50,793            66,169
       Goods and work in progress                    7,445             4,497
       Finished goods                                7,490            20,243
                                                  ---------         ----------
                                                    65,728            90,909
                                                  =========         ==========

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 8 - Investments in Investee companies

A. Consolidated balance sheet - affiliates





                                                                                                        December 31
                                                                                            ---------------------------------
                                                                                               2006                    2005
                                                                                            ----------            -----------
                                                                                                    NIS thousands
                                                                                            ---------------------------------

       Net asset value of the investments (1)(2)                                            2,700,520              2,516,674*
       Goodwill and original differences:                                                   ----------            -----------
        Original amount                                                                       658,203                153,997
        Less - accumulated amortization                                                      (117,212)               (88,496)
                                                                                            ----------            -----------
                                                                                              540,991                 65,501
                                                                                            ----------            -----------
       Total investment in share capital                                                    3,241,511              2,582,175
       Long-term loans (3)                                                                     82,709                 81,845
                                                                                            ----------            -----------
                                                                                            3,324,220              2,664,020
                                                                                            ==========            ===========
       (1) As follows:
           Net asset value of investments as at January 1                                   2,516,674                839,741
           Changes during the year:
             Companies that ceased being consolidated                                               -              1,499,387
             Net asset value acquired                                                         458,906                 34,821
             Accumulated earnings (losses), net                                               (52,788)               317,807*
             Changes in capital reserves and foreign currency translation adjustments        (215,495)               176,600
             Disposals, net                                                                    (6,777)              (351,682)
                                                                                            ----------            -----------
                                                                                            2,700,520              2,516,674
                                                                                            ==========            ===========
       (2)  Including investments in companies traded on the Stock Exchange in
            Tel Aviv or abroad, in NIS millions:
            Carrying value in the balance sheet                                                 3,173                  2,526
                                                                                            ==========            ===========
            Market value as at balance sheet date                                               5,372                  4,851
                                                                                            ==========            ===========

       * Restated - See Note 2R(4).






                                                              Interest rate as
                                                               at December 31                  December 31
                                                                                     ------------------------------
                                                                    2006                2006                2005
                                                              ------------------     ------------        ----------
                                                                      %                       NIS thousands
                                                              ------------------     ------------------------------


       (3) Linkage terms and interest rates
           relating to long-term loans:
           Linked to the CPI -  without maturity date                5.5                26,707              24,792
           Linked to the Dollar **                               LIBOR* + 2             56,002              57,053
                                                                                     ------------        ----------
                                                                                        82,709              81,845
                                                                                     ============        ==========

       *  As of December 31, 2006, the LIBOR rate is 5.3%.

       ** The loan is to be repaid by 2029.


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 8 - Investments in Investee companies (cont'd)

B. Company balance sheet - investees





                                                                                               December 31
                                                                                  --------------------------------------
                                                                                      2006                    2005
                                                                                  ------------             -------------
                                                                                              NIS thousands
                                                                                  --------------------------------------


       Presented as:
       Investments in investees                                                   2,579,219                2,962,192
       Excess of accumulated losses over investments in subsidiaries                (56,583)                 (47,580)
                                                                                  ------------             -------------
                                                                                  2,522,636                2,914,612
                                                                                  ============             =============

       Net asset value of the investments                                         1,983,869                1,601,299(*)(**)
       Goodwill and original differences:                                         ------------             ----------------
       Original amount, net                                                         467,316                   12,834
       Less - accumulated amortization                                              (26,078)                  (3,546)
                                                                                  ------------             -------------
                                                                                    441,238                    9,288
                                                                                  ------------             -------------
       Book value (1)                                                             2,425,107                1,610,587
       Payments on account of shares (1)                                             58,830                   60,927
       Long-term loans and capital notes (2)                                         36,477                1,240,583
       Non-current accounts (3)                                                       2,222                    2,515
                                                                                  ------------            -------------
                                                                                  2,522,636                2,914,612
                                                                                  ============            =============



       (1) As follows:





                                                                                               December 31
                                                                                   ------------------------------------
                                                                                      2006                    2005
                                                                                   ----------              ------------
                                                                                              NIS thousands
                                                                                   ------------------------------------


               Cost of shares including accumulated earnings
                 as at January 1                                                    1,671,514                2,289,547
               Changes during the year:
               Cost of acquired shares                                              1,628,617                   70,028
               Accumulated earnings (losses), net                                    (550,813)                  95,035(*)
               Changes in capital reserves and foreign currency
                 translation adjustments                                             (235,386)                 208,657
               Disposals                                                              (29,995)                (991,753)
                                                                                   ------------             ------------
               Book value, including payments on account of shares (4)              2,483,937                1,671,514
                                                                                   ============             ============

             (*)  Restated - See Note 2R(4).
             (**) Reclassified.



                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 8 - Investments in Investee companies (cont'd)

B. Company balance sheet - investees (cont'd)

        (2) Long-term loans and capital notes:





                                                                                                    December 31
                                                                                          ------------------------------
                                                                                              2006               2005
                                                                                          ----------        ------------
                                                                                                   NIS thousands
                                                                                          ------------------------------


             Long-term loans (a) (b)                                                         21,177               52,854
             Capital notes - unlinked and not bearing interest (c)                           15,300            1,187,729
                                                                                          ----------          -----------
                                                                                             36,477            1,240,583
                                                                                          ==========          ===========


            (a) Long-term loans classified by linkage terms and interest rates:





                                                                Interest rate at
                                                                   December 31          December 31          December 31
                                                                ----------------      ---------------      ----------------
                                                                      2005                 2006                 2005
                                                                ----------------      ---------------      ----------------
                                                                        %                        NIS thousands
                                                                ---------------       -------------------------------------


                     Linked to the Dollar                               -                  13,952                    -
                     Linked to the CPI                                  2                       -                43,707
                     Linked to the CPI                                  -                   7,225                 9,147
                                                                                         ---------              --------
                                                                                           21,177                52,854
                                                                                         =========              ========


              (b) The loans mature in the years subsequent to the balance sheet date (excluding current maturities) as follows:





                                                                                           December 31        December 31
                                                                                           -----------        -----------
                                                                                               2006              2005
                                                                                           -----------        -----------
                                                                                                    NIS thousands
                                                                                           -------------------------------

                     Sixth year or thereafter                                                 21,177             52,854
                                                                                           -----------        -----------
                                                                                              21,177             52,854
                                                                                           ===========        ===========

              (c) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.


       (3) Non-current inter-company accounts:




                                                                                                    December 31
                                                                                              ---------------------------
                                                                                                 2006             2005
                                                                                              -----------       ---------
                                                                                                   NIS thousands


              Linked to the Dollar                                                                154               640
              Unlinked-bears interest at the rate of the increase in the CPI                    2,068             1,875
                                                                                               ---------        ---------
                                                                                                2,222             2,515
                                                                                               =========        =========

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 8 - Investments in Investee companies (cont'd)

B. Company balance sheet - investees (cont'd)



        (4)   Including investments in marketable shares traded on the Tel Aviv Stock Exchange or abroad in NIS millions:



                                                                                                    December 31
                                                                                             ---------------------------
                                                                                               2006               2005
                                                                                             --------          ---------
                                                                                                    NIS million
                                                                                             ---------------------------s


              Carrying value in balance sheet                                                   748                 -
                                                                                             ========          =========
              Market value as at balance date                                                   833                 -
                                                                                             ========          =========




Note 9 - Other Investments and Receivables

A.     Composition:





                                                                         Consolidated                     Company
                                                                --------------------------------  ------------------------
                                                                         December 31                    December 31
                                                                --------------------------------  ------------------------
                                                                      2006           2005            2006           2005
                                                                -------------     --------        ---------     ----------
                                                                                        NIS thousands
                                                                ----------------------------------------------------------

       Debentures held-to-maturity                                   9,213          10,330 *        9,213          10,330 *
       Deposits in banks and in financial institutions               7,706          13,459              -              -
       Non-current trade receivables                                 6,449           3,802              -              -
       Long-term loans receivable                                   16,734          23,745              -              -
                                                                -------------     --------        ---------     ----------
       Total (see B and C below)                                    40,102          51,336          9,213          10,330
       Other companies - marketable securities (1)                  46,927         386,364         46,927         353,001
       Venture capital investments (2)                             115,643         114,764              -              -
       Excess of amounts funded over amounts accrued for
         severance pay (see Note 17)                                     -           3,449              -           3,449
       Others                                                            -             214          6,659             214
                                                                -------------     --------        ---------     ----------
                                                                   202,672         556,127         62,799         366,994
                                                                =============     ========        =========     ==========
       (1) Market value as at balance sheet date                    42,385         411,472         42,385         364,197
                                                                =============     ========        =========     ==========

       (2) The fair value is similar to the book value.

        *  Reclassified.


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 9 - Other Investments and Receivables (cont'd)


B. Classification by linkage terms and interest rates of deposits, non-current debts of customers and long - term loans receivable:

       Consolidated:







                                                              Interest rates at
                                                                 December 31                     December 31
                                                                                     ---------------------------------
                                                                  2006                  2006                 2005
                                                              -----------------      ------------        -------------
                                                                      %                          NIS thousands
                                                              -----------------      ---------------------------------


       Linked to the CPI                                        Mainly 5.4              6,419                  3,802
       Linked to foreign currency (mainly to the dollar)        No interest                 -                  6,790*
       Linked to dollar, interest bearing                       5.3 - 8.5              33,683                 40,744*
                                                                                      ----------             ---------
                                                                                       40,102                 51,336
                                                                                      ==========             ==========

       * Reclassified



C. Repayment schedule of deposits, non-current customer balances and long-term loans receivable in the years subsequent to the balance sheet date:






                                                               Consolidated                            Company
                                                        ----------------------------          -------------------------
                                                               December 31                           December 31
                                                        ----------------------------          -------------------------
                                                         2006               2005                 2006            2005
                                                        -----------       ----------          ----------  -------------
                                                                                 NIS thousands
                                                        ---------------------------------------------------------------

       Second year                                        5,315             12,743                 -                 -
       Third year                                        13,638              7,920                 -                 -
       Fourth year                                       16,884              2,929                 -                 -
       Fifth year and thereafter                          4,265             27,744                 -                 -
                                                        -----------       ----------          ----------  -------------
                                                         40,102             51,336                 -                 -
                                                        ===========       ==========          ==========  =============





                                                                                      Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

Note 10 - Fixed Assets

A.     Consolidated



                                                                     Land                                                 Office
                                                                  (including                 Machinery                   furniture
                                                                  leasehold                     and                         and
                                                                     land)     Buildings     equipment      Vehicles     equipment
                                                                 ------------ -----------   -----------   ------------  -----------
                                                                                                              NIS thousands
                                                                 ------------------------------------------------------------------

       Cost as at January 1, 2006                                    31,224    1,028,779      381,342          629        15,224

       Additions                                                          -       11,943       15,635          417         1,411
       Disposals                                                          -       (5,294)         (94)        (580)       (2,111)
       Adjustments resulting from foreign currency translation
         differences*                                                     -         (507)      (1,914)                      (798)
       Newly consolidated companies                                       -       92,281       35,953            -             -
                                                                    ---------- -----------  -----------   ----------    -----------
       Balance as at December 31, 2006                               31,224    1,127,202      430,922          466        13,726
                                                                    ---------- -----------  -----------   ----------    -----------
       Accumulated depreciation as at January 1, 2006                     -      405,822      305,848          629        11,309
       Additions                                                          -       16,650       16,679            -         1,154
       Disposals                                                          -         (267)           -         (257)       (1,592)
       Adjustments resulting from foreign currency translation
         differences*                                                     -         (478)      (1,418)           -          (673)
       Newly consolidated companies                                       -       53,141       32,975
                                                                    ---------- -----------  -----------   ----------    -----------
       Balance as at December 31, 2006                                    -      474,868      354,084          372        10,198
                                                                    ---------- -----------  -----------   ----------    -----------
       Write down for decline in value                                    -      (11,707)           -            -             -
                                                                    ---------- -----------  -----------   ----------    -----------
       Net book value as at December 31, 2006                        31,224      640,627       76,838           94         3,528
                                                                    ========== ===========  ===========   ==========    ===========
       Net book value as at December 31, 2005                        31,224      611,250       75,494            -         3,915
                                                                    ========== ===========  ===========   ==========    ===========

       * See Note 2D.



(Continued)








                                                                     Tools and
                                                                    instruments       Total
                                                                   -------------   ---------

       Cost as at January 1, 2006                                     3,167        1,460,365

       Additions                                                          -           29,406
       Disposals                                                          -           (8,079)
       Adjustments resulting from foreign currency translation
         differences*                                                     -           (3,219)
       Newly consolidated companies                                       -          128,234
                                                                    ----------    ------------
       Balance as at December 31, 2006                                3,167        1,606,707
                                                                    ----------    ------------
       Accumulated depreciation as at January 1, 2006                     -          723,608
       Additions                                                          -           34,483
       Disposals                                                          -           (2,116)
       Adjustments resulting from foreign currency translation
         differences*                                                     -           (2,569)
       Newly consolidated companies                                       -           86,116
                                                                    ----------    ------------
       Balance as at December 31, 2006                                    -          839,522
                                                                    ----------    ------------
       Write down for decline in value                                    -           (11,707)
                                                                    ----------    ------------
       Net book value as at December 31, 2006                         3,167           755,478
                                                                    ==========    ============
       Net book value as at December 31, 2005                         3,167           725,050
                                                                    ==========    ============

       * See Note 2D.


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------

Note 10 - Fixed Assets (cont'd)

A.     Consolidated (cont'd)

     1. Certain of the real estate properties have not yet been registered in the Land Registry Office in the name of the Group's subsidiaries, primarily due to the absence of formal parceling in the areas in which the properties are located.
          Leasehold rights are generally for a period of 49 years. Certain leases provide an option for extension for another 49 years.
          The cost of leasehold real estate as at December 31, 2006 is approximately NIS 547 million.

     2. Fixed assets are presented after deduction of investment grants (net of depreciation), which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959. These grants amount to NIS 115 million as at December 31, 2006 (see also Note 16A).

     3. Includes capitalized interest amounting to NIS 55 million at December 31, 2006 and 2005.

     4.   As for amounts charged to cost of fixed assets, see Notes 23B and 23E.

     5.   See Note 22 regarding liens.



B.     Company


                                                          Offices and land       Office Equipment             Total
                                                         ------------------     ------------------         -----------
                                                                                   N I S  t h o u s a n d s
                                                         -------------------------------------------------------------

       Cost as at January 1, 2006                                80,004*                 5,947               85,951
            Additions                                                83                    117                  200
            Disposals                                              (267)                (2,111)              (2,378)
                                                         ------------------     ------------------         -----------
       Balance as at December 31, 2006                           79,820                  3,953               83,773
                                                         ------------------     ------------------         -----------
       Accumulated depreciation as at January 1, 2006             8,421                  3,456               11,877
           Additions                                              1,453                    452                1,905
           Disposals                                               (267)                (1,592)              (1,859)
                                                         ------------------     ------------------         -----------
       Balance as at December 31, 2006                            9,607                  2,316               11,923
                                                         ------------------     ------------------         -----------
       Write down for decline in value                          (11,707)                    -               (11,707)
                                                         ------------------     ------------------         -----------
       Net book value as at December 31, 2006                    58,506                  1,637               60,143
                                                         ==================     ==================         ===========
       Net book value as at December 31, 2005                    59,876                  2,491               62,367
                                                         ==================     ==================         ===========



* Represents the ownership of two stories in an office building in Tel Aviv and well as a plot of land and manufacturing facility in Holon. The properties have not yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased for a period of 49 years ending in 2044.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 11 - Intangible Assets, Deferred Expenses and Deferred Tax Assets



Consolidated
                                                                                                     December 31
                                                                                            ----------------------------
                                                                                                2006            2005
                                                                                            ------------    ------------
                                                                                               N I S t h o u s a n d s
                                                                                            ----------------------------
Goodwill:
Original amounts                                                                               17,735               566
Less - accumulated amortization                                                                    50                55
                                                                                            ------------    ------------
                                                                                               17,685               511
                                                                                            ------------    ------------
Deferred expenses:
Original amounts                                                                               16,865            16,940
Less - accumulated amortization                                                                16,442            16,153
                                                                                            ------------    ------------
                                                                                                  423               787
                                                                                            ------------    ------------
Deferred tax assets (see Note 16G)                                                                  -            14,518
                                                                                            ------------    ------------
                                                                                               18,108            15,816
                                                                                            ============    ============






Note 12 - Credit from Banks and Others


A.   Composition:

                                                      Consolidated                                            Company
                                                    ----------------                                       ----------------
                                                      December 31                                            December 31
                                                    ----------------                                       ----------------
                                                         2006               2005               2006              2005
                                                    ----------------  ----------------   ----------------  ----------------
                                                                             N I S  t h o u s a n d s
                                                    -----------------------------------------------------------------------


       Credit from banks (B)                            35,996              51,862                 -              7,290
       Current maturities of long-term
         loans and debentures (Note 15)                 17,971             220,265                 -            197,425
                                                    ----------------  ----------------   ----------------  ----------------
                                                        53,967             272,127                 -            204,715
                                                    ================  ================   ================  ================




                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 12 - Credit from Banks and Others (cont'd)



B.   Credit from banks classified by linkage terms and interest rates:


                                                                 Interest rates at                  Consolidated
                                                                                             -----------------------------
                                                                    December 31                      December 31
                                                                                             -----------------------------
                                                                       2006                      2006             2005
                                                               -----------------------       ------------     ------------
                                                                         %                     N I S  t h o u s a n d s
                                                               -----------------------       -----------------------------

       Linked to foreign currency (mainly to the Dollar)            LIBOR + 1.5                29,575             27,618
       Linked to foreign currency                                      6-7.5                    6,421             24,244
                                                                                             ------------     ------------
                                                                                               35,996             51,862
                                                                                             ============     ============

                                                                 Interest rates at                      Company
                                                                                             -----------------------------
                                                                    December 31                      December 31
                                                                                             -----------------------------
                                                                       2005                      2006             2005
                                                               -----------------------       ------------     ------------
                                                                         %                     N I S  t h o u s a n d s
                                                               -----------------------       -----------------------------
       Linked to foreign currency                                       5.5                          -            7,290
                                                                                             ------------     ------------

                                                                                                     -            7,290
                                                                                             ============     ============


C.   See Note 22 regarding liens to secure credit.




Note 13 - Trade Payables

                                                                Consolidated                            Company
                                                       -------------------------------      -------------------------------
                                                                 December 31                          December 31
                                                       -------------------------------      -------------------------------
                                                           2006               2005              2006               2005
                                                       -----------        ------------      ------------       ------------
                                                                                  N I S  t h o u s a n d s
                                                       --------------------------------------------------------------------

Open debts                                                  61,179          59,875                266                 558
Cheques and notes payable                                    6,666          11,215              1,080                 665
                                                       ------------      ------------        ------------       ------------
                                                            67,845          71,090              1,346               1,223
                                                       ============      ============        ============       ============


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------





Note 14 - Other Payables

                                                                Consolidated                            Company
                                                       -------------------------------      -------------------------------
                                                                 December 31                          December 31
                                                       -------------------------------      -------------------------------
                                                           2006               2005              2006               2005
                                                       -----------        ------------      ------------       ------------
                                                                                  N I S  t h o u s a n d s
                                                       --------------------------------------------------------------------

Employees and withholdings payable                        16,711              20,529             2,314              9,403
Provision for vacation pay and vacation expense
  allowance                                                5,884              10,695               544              5,099
Accrued expenses                                          24,734              35,546             7,902              9,748**
Government agencies (including taxes)                     31,233              49,600               253              2,077**
Provision for warranty and repairs and provision
  for losses in respect of long-term contracts             1,073                 921                                   -
Severance pay payable and current portion of early
  retirement pensions (Note 17)                           11,875                 364            11,875                364
Deferred income                                            4,777              24,427                                   -
Affiliated company                                         2,197              12,349                21                 -
Accrued interest                                          21,233               5,588            17,266              5,100**
Liabilities regarding forward transactions                17,404               1,001            17,404              1,001
Advance on account of sale of subsidiary *                26,321                   -            26,321                  -
Others                                                    27,693              36,968            11,988             15,215**
                                                       -----------        ------------      ------------       ------------
                                                         191,135             197,988            95,888             48,007**
                                                       -----------        ------------      ------------       ------------

* See Note 3E(2).

** Reclassified


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------





Note 15 - Long Term Liabilities

A.     Loans

                                                                Consolidated                            Company
                                                       -------------------------------      -------------------------------
                                                                 December 31                          December 31
                                                       -------------------------------      -------------------------------
                                                           2006               2005              2006               2005
                                                       -----------        ------------      ------------       ------------
                                                                                  N I S  t h o u s a n d s
                                                       --------------------------------------------------------------------

       1.     Loans from banks                            1,885,903         1,774,414           300,579          1,219,470
              Less - current maturities                      16,971           219,265                 -            197,425
                                                        -----------        ------------      ------------       ------------
                                                          1,868,932         1,555,149           300,579          1,022,045
                                                        -----------        ------------      ------------       ------------

       2.     Loans and liabilities from others:
              Shareholders in subsidiaries                    7,669             7,691                 -                 -
              Investees                                           -                -              6,382              6,713
              Receipts from
               time-sharing units                            33,193            34,107                 -                 -
              Others                                          7,605            13,349                 -                 -
                                                        -----------        ------------      ------------       ------------
                                                             48,467            55,147             6,382              6,713
              Less - current maturities                       1,000             1,000                 -                 -
                                                        -----------        ------------      ------------       ------------
                                                             47,467            54,147             6,382              6,713
                                                        -----------        ------------      ------------       ------------
                                                          1,916,399         1,609,296           306,961          1,028,758
                                                        ===========        ============      ============       ============

       3.     Loans classified by linkage terms and interest rates:

              Consolidated:





                                                     Interest rate at December 31                   December 31
                                                   --------------------------------      --------------------------------
                                                                 2006                         2006               2005
                                                   --------------------------------      --------------     -------------
                                                                   %                               NIS thousands
                                                   --------------------------------      --------------------------------


              Linked to the foreign
                currency (mainly Dollar)         Mainly LIBOR + 1.75% - LIBOR +2.15%          259,947           253,996

              Linked to the CPI                  3.6-6.2 (mainly 4.4-4.8)                   1,458,423         1,359,565

              Unlinked                           Prime* + 0.25% -Prime* + 0.5%                216,000           216,000
                                                                                         --------------     -------------
                                                                                            1,934,370         1,829,561
              Less - current maturities                                                        17,971           220,265
                                                                                         --------------     -------------
                                                                                            1,916,399         1,609,296
                                                                                         ==============     =============

              * Prime interest rate at December 31, 2006 - 6%



                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

A.   Loans (cont'd)

     3.   Loans classified by linkage terms and interest rates (cont'd)


          Company:


                                                                   Interest rate at
                                                                     December 31                    December 31
                                                                                            ---------------------------
                                                                         2006                  2006             2005
                                                                 --------------------       -----------      ----------
                                                                          %                   N I S  t h o u s a n d s
                                                                 --------------------       ---------------------------

              a.     From banks:
                     Linked to the CPI                                    4.8                292,070           1,210,200

                     Linked to the Dollar                                7.65                  8,509               9,270
                                                                                          -----------         -----------
                                                                                             300,579           1,219,470
                     Less - current maturities                                                     -             197,425
                                                                                          -----------         -----------
                                                                                             300,579           1,022,045
                                                                                          ===========         ===========

                                                                                                    December 31
                                                                                               2006             2005
                                                                                            -----------      ----------
                                                                                              N I S  t h o u s a n d s
                                                                                            ---------------------------


              b.     From investees:                                                           6,382               6,713
                                                                                          -----------         -----------
                     Unlinked capital note, non-interest  bearing                              6,382               6,713
                                                                                          ===========         ===========





B.   Debentures

     Presented as long-term liabilities:
     ----------------------------------

                                                              Consolidated                            Company
                                                     ------------------------------       -----------------------------
                                                               December 31                          December 31
                                                     ------------------------------       -----------------------------
                                                         2006               2005              2006              2005
                                                     ------------       -----------       -----------       -----------
                                                                                 N I S   t h o u s a n d s
                                                     ------------------------------------------------------------------

       Debentures (1)(2)                                988,482           390,854           988,482            390,854
                                                     ============       ===========       ===========        ==========




      (1) On April 10, 2005, as part of a private placement to Israeli institutional investors, the Company issued NIS 400 million par value in debentures, as well as 800,000 options (see Note 20D) for NIS 400 million in cash.
          The debentures bear annual interest of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are linked to the CPI and will be repaid in a balloon payment on April 30, 2010. The issue proceeds were allocated to the components of the package according to the fair value of the securities issued. Accordingly, the discount in respect of the debentures amounted to approximately NIS 22 million which is being amortized as finance expenses over the life of the debentures. The debentures are presented net of the discount and deferred issue costs of approximately NIS 16 million.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

B.   Debentures (cont'd)

     (2) On August 20, 2006, pursuant to completion of a public offering in Israel the Company issued debentures with a par value of NIS 600 million. The debentures are linked to the Israeli CPI and bear annual interest of 5.1%. The debentures will be repaid in five equal installments on September 1 of each year from 2012 through 2016. The interest is payable on the outstanding balance of the debentures, on September 1 of each year from 2007 through 2016. The debentures are presented net of deferred issue costs of approximately NIS 6 million which are amortized based on the effective interest rate method.
          The Israeli Securities Authority and the Tel Aviv Stock Exchange approved the listing of the debentures for trading on the Tel Aviv Stock Exchange.
          The debentures have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

C. See Note 18A3 regarding the Koor's commitment to comply with financial covenants. See Note 22 regarding liens provided in connection with liabilities.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)



D.   1. Consolidated Liabilities - (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

                                                           Loans from banks                 Loans from others
                                                     ---------------------------     -------------------------------
                                                              December 31                      December 31
                                                     ---------------------------     -------------------------------
                                                         2006            2005             2006              2005
                                                     ------------    -----------     ------------      -------------
                                                                           N I S   t h o u s a n d s
                                                     ---------------------------------------------------------------

              Second year                               418,273          17,061            4,955           6,000
              Third year                                253,327         224,902           12,169          14,691
              Fourth year                               836,051         124,065            1,150           3,000
              Fifth year                                 22,122         831,965            1,000           1,349
              Sixth year                                 22,122          19,190            1,000           1,000
              Subsequent years                          317,037         337,966           27,193          28,107
                                                     ------------    -----------     ------------      -------------
                                                      1,868,932       1,555,149           47,467          54,147
                                                     ============    ===========     ============      =============

     2.   The Company Liabilities - (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

                                                                                      Loans and capital notes from
                                                           Loans from banks                    investees
                                                     ---------------------------     -------------------------------
                                                              December 31                      December 31
                                                     ---------------------------     -------------------------------
                                                         2006            2005             2006              2005
                                                     ------------    -----------     ------------      -------------
                                                                           N I S   t h o u s a n d s
                                                     ---------------------------------------------------------------

              Second year                               179,182               -                -              -
              Third year                                121,397         100,000                -              -
              Fourth year                                     -         109,270                -              -
              Fifth year                                      -         812,775                -              -
              Sixth year                                      -               -                -              -
              Subsequent years                                -               -            6,382          6,713
                                                     ------------    -----------    ------------      -------------
                                                        300,579       1,022,045            6,382          6,713
                                                     ============    ===========    ============      =============


     3. See Note 22 for details of security pledged to secure loans.




(Table Continued)


                                                               Debentures                          Total
                                                      --------------------------------------------------------------
                                                               December 31                      December 31
                                                      --------------------------------------------------------------
                                                          2006             2005            2006             2005
                                                      ------------     ------------    ------------     ------------

              Second year                                     -                 -         423,228            23,061
              Third year                                      -                 -         265,496           239,593
              Fourth year                               394,278                 -       1,231,479           127,065
              Fifth year                                      -           390,854          23,122         1,224,168
              Sixth year                                594,204                -          617,326            20,190
              Subsequent years                                -                -          344,230           366,073
                                                      ------------     ------------    ------------     ------------
                                                        988,482           390,854       2,904,881         2,000,150
                                                      ============     ============    ============     ============

     2.   The Company Liabilities - (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:


                                                               Debentures                          Total
                                                      --------------------------------------------------------------
                                                               December 31                      December 31
                                                      --------------------------------------------------------------
                                                          2006             2005            2006             2005
                                                      ------------     ------------    ------------     ------------

              Second year                                     -                 -         179,182                 -
              Third year                                      -                 -         121,397           100,000
              Fourth year                               394,278                 -         394,278           109,270
              Fifth year                                      -           390,854               -         1,203,629
              Sixth year                                594,204                 -         594,204                 -
              Subsequent years                                -                 -           6,382             6,713
                                                      ------------     ------------    ------------     ------------
                                                         988,482          390,854       1,295,443         1,419,612
                                                      ============     ============    ============     ============

     3.   See Note 22 for details of security pledged to secure loans.


                                 Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 16 - Taxes on Income

A.   Tax benefits under the Law for Encouragement of Capital Investments, 1959

     Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of 7 to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%.
     According to the alternative track, some of the plants of subsidiaries were granted a tax exemption for a two to four year period and are taxed at the reduced rate of 25% during the remaining benefits period.
     Fixed assets owned by investees who are approved enterprises are entitled to an accelerated amortization deduction.
     In the event that an investee distributes a dividend to shareholders out of income attributable to revenues which received the approved enterprise tax exemption, the distributing investee will be required to pay the company tax (25%) it had saved in the period of the benefits.
     Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividends from its subsidiaries that would result in an additional tax liability to the Group.
     Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillment of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.
     As security for the implementation of the approved projects and compliance with the conditions of the approval, a pledge has been registered on the above subsidiaries' assets in favor of the State of Israel.

B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law")

     The Company and its subsidiaries in Israel are subject to the Income Tax Law (Inflationary Adjustments), 1985. Under this Law, the results for tax purposes are adjusted principally for the changes in the Consumer Price Index. However, the adjusted income under the tax laws is not always identical to the reported income according to the accounting standards of the IASB. As a result, there are differences between the earnings reported according to financial statements and the adjusted income for tax purposes. See Note 2S and Note 16G regarding deferred taxes on such differences.

C.   Law for the Encouragement of Industry (Taxation), 1969

     Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have claimed, accelerated rates of depreciation.

D.   Tax rates applicable to income from other sources

     Income not eligible for "approved enterprise" benefits, is subject to tax at the statutory tax rate of 31% (or if the investee is registered and operates outside of Israel, at the tax rate prescribed for that territory).

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

E.   Losses for tax purposes carried forward to future years and tax assessments

     1. The consolidated balance of carryforward tax losses at December 31, 2006 amounted to approximately NIS 2,250 million, of which NIS 1,734 million relates to Koor.
          Carryforward tax losses of the Israeli companies are linked to the CPI, according to the Adjustments Law and there is no statute of limitations as to their utilization.

     2. The Company has received final assessments up to and including the year ended 2002.

F.   Amendment to the Income Tax Ordinance

     1. On June 29, 2004, the Knesset passed the "Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2004 (hereinafter
          - the Amendment)". The amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.
          Current taxes and deferred tax balances as at December 31, 2004 were calculated based on the new tax rates prescribed in the Amendment. The effect of the change in the consolidated financial statements as at the beginning of 2004 is a decrease in income tax expenses of NIS 5 million.

     2. On July 25, 2005 the Israeli Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment). The Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.
          The current taxes and deferred tax balances at December 31, 2005 were calculated in accordance with the new tax rates specified in the Amendment. The effect of the change in the new tax rate on the Company's equity as at December 31, 2005 was approximately NIS 8 million.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

G.   Deferred taxes:

1.   Deferred taxes are presented in the consolidated balance sheet as follows:



                                                                                          December 31
                                                                                -------------------------------
                                                                                    2006              2005
                                                                                -------------     -------------
                                                                                   N I S   t h o u s a n d s
                                                                                -------------------------------
     Within current assets:
     ---------------------
     Provision for vacation pay and severance benefits                                 232                 161
     Inventory, net of customer advances                                                 -                 (74)
     Timing differences in respect of recognition of income and
       expenses, net                                                                     8                  42
                                                                                -------------     -------------
                                                                                       240                 129
                                                                                =============     =============

     Within long-term assets:
     -----------------------
     Depreciation                                                                        -             (16,085)
     Operating loss and capital loss carried forwards                              577,316             531,154
     Liability in respect of employee severance benefits                                 -               1,837
     Timing differences in respect of recognition of income and expenses, net            -               2,274
                                                                                -------------     -------------
                                                                                   557,316             519,180
     Balance not expected to be realized (1)                                      (577,316)           (504,662)
                                                                                -------------     -------------
                                                                                         -              14,518
                                                                                =============     =============
     Within long-term liabilities:
     ----------------------------
     Depreciation                                                                  (26,691)                (78)
     Operating loss and capital loss carried forwards                               10,063                   -
     Liability in respect of employee severance benefits                             2,055                   -
     Timing differences in respect of recognition of income and expenses, net        3,562                   -
                                                                                -------------     -------------
                                                                                   (11,011)                (78)
                                                                                =============     =============

     (1) The Company and certain subsidiaries have deferred tax assets, that management of the companies believe are not likely to be realized, arising from accumulated tax loss carryforwards and other timing differences and, accordingly, no deferred taxes were recorded in respect thereof.



                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)



G.   Deferred taxes (cont'd)

     2.   Balances and movement of deferred taxes in the consolidated balance sheet:


                                                                                                       Timing
                                                                                                    differences
                                                       Inventories     Provisions    Losses and    in respect of
                                                          net of          for        deductions     recognition
                                        Depreciable      customer       employee       carried     of income and
                                       fixed assets      advances        rights        forward        expenses      Total
                                      ---------------  ------------  -------------  -------------  --------------  -------------
                                                                          N I S  t h o u s a n d s
                                      ------------------------------------------------------------------------------------------


              Balance as at December
                 31, 2004                 (389,483)       75,928          51,099        189,883        (2,310)      (74,883)

              Translation
                 differences in
                 subsidiaries                  131            -               (6)           308            64           497
              Amounts charged to
                 statement of
                 operations                  4,579          (117)            305        (76,615)          248       (71,600)
              Other differences, net*
                                           368,610       (75,885)        (49,400)       (87,084)        4,314       160,555
                                      ---------------  ------------  -------------  -------------  --------------  -------------

              Balances as at
                 December 31, 2005         (16,163)          (74)          1,998         26,492         2,316        14,569
              Translation
                 differences in
                 subsidiaries                   31             6             (15)           (84)         (195)         (257)
              Amounts charged to
                 statement of
                 operations                   (609)           68             304        (16,345)        1,449       (15,133)
              Other differences, net*
                                            (9,950)            -               -              -             -        (9,950)
                                      ---------------  ------------  -------------  -------------  --------------  -------------
              Balances as at
                 December 31, 2006         (26,691)            -           2,287         10,063         3,570       (10,771)
                                      ===============  ============  =============  =============  ==============  =============

              * Mainly subsidiaries that were sold/acquired, net.

              Deferred taxes were computed at tax rates of 22% - 35%.


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)



H.   Taxes on income included in consolidated statements of operations

     1.   Composition of income tax on continuing operations:

                                                                                      Year ended December 31
                                                                        -------------------------------------------------
                                                                           2006               2005              2004
                                                                        -----------       ------------      -------------
                                                                                       N I S  t h o u s a n d s
                                                                        -------------------------------------------------

              Current taxes                                                   5,152            5,322            236,088
              Deferred taxes                                                 15,133           71,600             40,665
              In respect of previous years, net                             (10,916)*          3,057             (4,473)
                                                                        -------------      ------------      -------------
                                                                              9,369           79,979            272,280
                                                                        =============      ============      =============
                  * Relating to final tax assessments received by a subsidiary.

       2. Below is the adjustment between the theoretical tax amount which would have been applicable if all the income of Koor Group and the consolidated companies were taxable at the statutory tax rate effective in Israel at that time, and the tax amount charged in the statement of income.





                                                                                      Year ended December 31
                                                                        -------------------------------------------------
                                                                           2006               2005              2004
                                                                        -----------       ------------      -------------
                                                                                       N I S  t h o u s a n d s
                                                                        -------------------------------------------------
              Earnings (loss) from continuing operations before
                 taxes on income                                            (98,891)         327,646            823,829
                                                                        =============      ============      =============
              Statutory tax rate                                              31%              34%                35%
                                                                        =============      ============      =============
              Theoretical tax expense (income)                              (30,656)         111,400            288,340
              Decrease in taxes resulting from the following factors -
                the tax effect:
              Tax relating to Koor's equity in operating results of
                investee companies                                           11,330         (122,183)            12,271
              Tax benefits under various encouragement laws                  (5,643)          (6,344)           (49,676)
              Non-deductible expenses for tax purposes, net of tax-free
                income                                                           65              282             15,724
              Losses for which deferred taxes were not recorded              57,529          145,023            114,564
              Utilization of tax loss carry forwards and temporary
                differences from prior years for which deferred taxes
                were not created and which were utilized during the
                current year                                                (26,812)         (61,531)           (18,534)
              Deferred taxes in respect of prior years and which were
                written-off at the reporting year                            14,305            9,951             75,601
              Tax losses from prior years, for which deferred taxes were
                recorded this year                                                -                -            (77,483)
              Differences between the measurement basis according to the
                financial statement to measurement basis for tax purposes         -                -             11,460
              Taxes in respect of prior years                               (10,916)           3,057             (4,473)
              Effect of foreign subsidiaries *                                 (308)               -            (92,839)
              Others **                                                         475              324             (2,675)
                                                                        -------------      ------------      -------------
              Total taxes on income                                           9,369           79,979            272,280
                                                                        =============      ============      =============

              *   Relates to territories of operations in which the statutory tax rate is lower than that used in Israel.
              **  Including influence of changes in tax rate.


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 17 - Liabilities for Employee Severance Benefits, Net

A.   Pension, severance pay and retirement grants

     Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire, computed on the basis of their latest salary.
     In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. As the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Group's liability for employee severance benefits.
     Investees in which irregular severance has been planned or agreed upon have recorded provisions to record their liability for the supplementary amounts.

B.   Funds for severance pay and retirement grants

     The funds for severance pay and retirement include accrued CPI adjustments and interest, and they are deposited in severance pay funds in banks and insurance companies. Withdrawals of the funded amount is permitted on fulfillment of the provisions of the Severance Pay Law.

C.   Early retirement pension

     Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3%-0.4% per month (3.6% - 5% per annum).

D. Subsequent to the change in control of the Company described in Note 26A and the ensuing managerial changes, the Company recorded a provision for retirement of employees in the second quarter of 2006 in the amount of NIS 26 million.

E. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:







                                                               Consolidated                            Company
                                                        -----------------------------      -------------------------------
                                                               December 31                           December 31
                                                        -----------------------------      -------------------------------
                                                            2006            2005               2006               2005
                                                        ------------    ------------       -----------        -----------
                                                                                 N I S  t h o u s a n d s
                                                        ------------------------------------------------------------------

       Severance pay and retirement grants               8,876               10,354              4,045            6,030
       Amount accrued for early retirement               1,448                1,602              1,448            1,602
                                                      ------------       ------------         -----------      -----------
                                                        10,324               11,956              5,493            7,632
       Less - amount funded                              4,085               11,771              3,356           11,081
                                                      ------------       ------------         -----------      -----------
                                                         6,239                  185              2,137           (3,449)
       Classification of excess of amount funded
         over amount accrued (see Note 9)                    -                3,449                  -            3,449
                                                      ------------       ------------         -----------      -----------
                                                         6,239                3,634              2,137                -
                                                      ============       ============        ============      ===========

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments

A.   Contingent liabilities

     1.   The Company
          -----------

          a. On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor - "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.
               On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action. On December 5, 2005 the Plaintiff filed his response to the said objection. In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certification of the claim as a class action are remote. Further to the sale of shares of Telrad Networks (as described in Note 3C(1)), Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.

          b. On June 1, 2005, an indictment was filed with the Jerusalem District Court prosecuting Koor, and seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates) for violations of the Anti-Trust Law. The indictment is the outcome of an investigation that had been opened by the Anti-Trust Commission in other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claimed that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.
               On June 18, 2006, the Jerusalem District Court issued a verdict imposing a penalty of NIS 400,000 on Koor, which was paid during 2006.

          c. On February 20, 2007 a suit was filed with the Tel Aviv District Court against the Company and several directors and officers of the Company and of United Steel Mills Ltd. (in liquidation) ("Steel Mills"), a former subsidiary of the Company, and various other parties. A motion for recognition of the suit as a class action was filed together with the suit.
               Steel Mills issued convertible bonds by means of a prospectus to the public in February 1993. The bonds were to be repaid in three installments on January 31, 1999, 2000 and 2001. The first installment was repaid by Steel Mills, but the other two installments have not been repaid. In March 2000 Steel Mills began to be managed under a stay of proceedings order by the Haifa District Court, which was later altered to a liquidation order. The convertible bonds were unsecured and the assets of the company were insufficient, thus the last two installments of the bonds were not repaid.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

A.   Contingent liabilities (cont'd)

     1.   The Company (cont'd)
          -----------

               In the Statement of Claim, the plaintiff alleges that the defendants are responsible for false representations made by Koor and Steel Mills in quarterly financial reports and relevant immediate reports. The plaintiff claims that on the basis of these representations, he purchased bonds of Steel Mills on December 28, 1999, and that these representations imply that Koor is committed to repay the bonds.
               In the event that the suit will be recognized as a class action, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 25 million. The Company's directors' and officers' insurance carrier has been informed of the matter. Due to the preliminary stage of the proceedings, the Company is unable to assess the chances of the claim and the request for recognition as a class action, therefore no provision has been made in the financial statements in respect of this matter.

     2.   Indemnification in connection with the agreement for the sale of 30%
          --------------------------------------------------------------------
          of the Company's holdings in Elisra in 2002
          -------------------------------------------

          As part of the agreement for the sale of 30% of Koor's holdings in Elisra to Elta Electronic Industries Ltd. ("Elta") in 2002, Koor undertook to indemnify Elta in connection with the insurance indemnity rights to which the Elisra Group is entitled relating to the fire that occurred at Elisra's subsidiaries' plants. Koor shall indemnify Elta for 30% of a certain amount should there be a discrepancy between actual insurance proceeds received by Elisra and the receivable recorded in Elisra's financial statements for 2001 and provided such discrepancy exceeds a certain amount. Elta's right to demand payment of the indemnity in this matter carries no time limit.

     3. Pursuant to agreements with the banks, Koor undertook to maintain certain financial covenants, including a minimum equity and maximum debt of Koor and certain affiliates, a ratio of shareholders' equity to debt capital, prohibition against creating liens without prior consent of the banks and limitations stipulated in the agreement. Additionally, Koor undertook, under certain circumstances to repay part of the existing debt by using the proceeds to be received from the divestiture of certain assets, if sold.
          As at balance sheet date, Koor is in compliance with these conditions.

     4.   M-A Industries and its investees
          --------------------------------

          (1) The operations of M-A Industries and of its investee companies are exposed to risks related to environmental contamination, since they produce, store and sell chemicals. M-A Industries invests substantial sums in order to comply with environmental laws and regulations, and M-A Industries' management believes that the M-A Industries Group companies are in compliance with those laws. In accordance with the estimate of M-A Industries' insurance advisors, M-A Industries' insurance policies cover any sudden, unexpected environmental contamination caused in Israel and the rest of the world, subject to the conditions of the relevant policies. As at balance sheet date, M-A Industries did not have any coverage against ongoing environmental contamination. Such insurance is difficult to obtain, and in cases when it can be obtained, M-A Industries' Management believes that the terms of the policy, including the amount of the insurance coverage, do not presently justify obtaining such a policy.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

A.   Contingent liabilities (cont'd)

     4.   M-A Industries and its investees (cont'd)
          --------------------------------

          (2) In May 2004, a subsidiary of M-A Industries and other factories in the Ramat Hovav area received a notification from the Ministry of Environmental Protection of an addition of terms to the business license (hereinafter - "the Additional Terms"), dealing with the treatment and discharge of waste produced as a result of their activities.
               Pursuant to the notification, the factories were requested to discontinue flowing their waste into the central treatment system
               - the evaporation pools and waste treatment facilities of the Ramat Hovav Council, and to treat the factory's waste in an independent manner by means of construction of an appropriate waste treatment facility and separate evaporation pools for each factory.
               In October 2004, the subsidiary of M-A Industries, together with the Israeli Union of Industrialists and other companies, filed an administrative petition against the Ministry of Environmental Protection wherein the District Court was requested to declare that the additional terms to the business license are null and void. In March 2005, the Court approved the Parties' consent to settle the dispute through "out of court" mediation.
               The mediation was concluded and the Parties reached agreement regarding the terms of the new business license.
               On December 28, 2006, the agreement was given the force of a court judgment.

               The  highlights of the agreement are as follows:

               (1) Commencing from January 1, 2008, flowing of waste into the central treatment system operated by the Ramat Hovav Council will no longer be permitted and each factory will be required to treat its own waste based on certain parameters determined (commencing from 2007 interim parameters were determined for the waste treatment and commencing from 2010 an improvement of 30% was determined as the fixed parameter).
                    In 2006, the subsidiary of M-A Industries completed construction of the biological waste treatment facility as required by the agreement.

               (2) The waste of the factories will be removed to the evaporation pools and basins of the Ramat Hovav Council by January 1, 2010. After this date, each factory will remove its waste to evaporation pools built and operated by it, by means of an independent flow and discharge system that will also be built and operated by it.

               (3) At the end of the usage period of the pools, the mud will be left for final burial in those pools, if it is found by the Ministry of Environmental Protection, in accordance with risks' study to be conducted in 2007, that the burial will not cause any environmental damage whatsoever. At the end of the operation period of the evaporation pools (estimated by the Company to be in 2025), the Ministry of Environmental Protection will re-examine the possibility of damage being caused as a result of the burial in the pools with no additional significant treatment.

               (4) Regarding the air quality it was agreed that the generally accepted principles in the European standards shall constitute the basis for negotiations to be held for purposes of setting the permissible emissions' parameters that will also comply with environmental parameters beyond the factory's borders. For purposes of implementing these demands, construction of a thermal oxidizing facility was begun (at an estimated cost of $10 million).

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

A.   Contingent liabilities (cont'd)

     4.   M-A Industries and its investees (cont'd)
          --------------------------------

          (3) In 1995, an action amounting to approximately US$56.6 million, as of the date of balance sheet (including interest and linkage differentials), was filed in Brazil against Millenia, a subsidiary of M-A Industries, by a group that acquired the rights of two banks that went into bankruptcy. Millenia was sued as a guarantor for the debts of agricultural cooperatives, which were its former shareholders. On March 9, 2007 a settlement was reached between Millenia and the plaintiffs, for the dismissal of all of the plaintiffs' claims in consideration for payment of approximately $12 million. This amount was provided in full in the financial statements for 2006.

          (4) Administrative proceedings and fiscal claims are pending against Millenia in Brazil, all of which deal with demands for payment of various taxes, totaling some US$73 million (including interest and linkage differences as at the balance sheet date). On the basis of the opinion of its legal advisors, Millenia estimates that its chances of prevailing in all the proceedings and fiscal claims pending against it are good.

          (5) In 2002, an action was filed against Millenia by a private environmental protection organization, claiming that Millenia's plant in Londrina pollutes the environment and causes damage to its vicinity and neighbors. The plaintiff demands that Milenia prepare an environmental impact study, examinations for Millenia's employees and neighbors, and cessation of the production activity at the plant. The lower court instructed that an environmental impact study be conducted, but the court of appeals granted a stay of implementation of the decision pending a decision by the court of appeals (expected within two years). The plaintiff's request for examination of the Company's employees and neighbors was denied. The proceeding is at a preliminary stage. Millenia's legal advisors estimate that Millenia has good defenses against the claim and, therefore, no provisions were included in the books in respect of this action.

          (6) In 2004, six identical actions were filed against a subsidiary of M-A Industries in the United States and against six other agrochemical companies in the State of Illinios, USA, by a local water supplier (hereinafter - "the Plaintiff"). In these actions, the Plaintiff seeks to represent all the water suppliers in the State of Illinois. The water supplier claims that the product "atrazine", which is sold by the defendant companies, pollutes its water source, and that water having an atrazine content is a health hazard. The Plaintiff does not indicate the concentration of atrazine in the water or that the quantity of atrazine in its water exceeds the amount permitted by the Federal Water Standard, but claims that atrazine is a health hazard even at concentrations below the Federal Standard.
               One of the principal contentions in the claim is that the subsidiary of M-A Industries (as well as the other defendants) is aware of the danger of atrazine to human beings, and is concealing this information from the authorities and the public. The subsidiary contends that it received its license for atrazine pursuant to U.S. law by means of referring to studies submitted by the original license holder without it having been permitted to review such studies. In addition, the subsidiary contends that it did not conduct its own independent studies and it is not aware of studies indicating that atrazine at the concentration permitted by the Federal Water Standard is hazardous to human health.
               In light of that stated above the subsidiary of M-A Industries estimates, based on the opinion of its legal advisors, that the chances that it will be found responsible for concealing information are remote.
               Additional causes of action claimed by the Plaintiff are encroachment, nuisance, negligence and violation of the environmental protection and water pollution laws.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

A.   Contingent liabilities (cont'd)

     4.   M-A Industries and its investees (cont'd)
          --------------------------------

               Among the remedies the Plaintiff is requesting are: obligating the defendants to prepare and implement a plan for cleaning the Plaintiff's water, compensation of the Plaintiff for decline in value of its properties as a result of the presence of atrazine in the water and damage to its reputation. As is customary for claims of this type in the United States, the claim does not state the amount of the damages sought or the compensation requested.
               The claim is in the very preliminary stages, the stage of certification of the claim as a class action has not yet started nor has the document discovery stage gotten underway.
               The cumulative share of the subsidiary of M-A Industries in sales of atrazine in Illinois is low in relation to the other defendants.
               Taking into account the fact that the Plaintiff does not state that the concentration of atrazine in the water exceeds that permitted by the Federal Water Standard, and the fact that the chances are remote that M-A Industries subsidiary will be found responsible for concealing information (as described above), M-A Industries the subsidiary estimates, based on the opinion of its legal advisors, that the chances that the claim will be rejected are higher than the chances it will prevail.
               No provision has been included in the financial statements in respect of this claim.

          (7) In 2005, arbitration proceedings were started in the United States between a multi-national company and a subsidiary of M-A Industries for determining the amount the subsidiary is required to pay to the multi-national company for use of its studies in order for the subsidiary to obtain a license for the Pendimetlin product. The arbitration is mandatory arbitration under the Federal law, which governs the area of licensing for crop protection products. In December 2006, the arbitrators handed down a draft arbitration decision pursuant to which the subsidiary was held liable to pay the multi-national company an amount ranging between $9 million and $10 million for use of the studies. In February 2007, the draft arbitration decision became a final arbitration decision and the subsidiary was held liable to pay the multi-national company the amount of $9.3 million. M-A Industries has recorded a full provision for this amount.

          (8) On the matter of undertakings in securitization transactions and financial covenants in respect of those transaction, see Note 3B6.

     5.   ECI Telecom Ltd. ("ECI")
          ------------------------

          In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified. In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit. In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel. On March 6, 2007 the Court denied the plaintiffs' motion. The Plaintiffs have 30 days in which they may appeal this decision to the Appellate Court. No liability has been recorded in respect of this matter.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

A.   Contingent liabilities (cont'd)

     6. A number of claims, in the total amount of NIS 39.4 millions, have been filed against the Company and certain investees concerning various matters arising in the normal course of business, including litigation with tax, customs and VAT authorities, which are in various legal proceedings. In the estimation of the managements of these companies, based on the opinions of their legal counsel, the provisions for these claims included in their financial statements, are adequate in light of the circumstances.

     7.   On fulfillment of conditions relating to an investment grant - see
          Note 16A.

     8.   On the indemnity granted to Claridge as advisor - see Note 26B(5).

     9. The liability of directors and officers in the Company and in investee companies is insured by Clal Insurance Company Ltd., a member of the IDB Group, which is an interested party, in directors and officers (D&O) insurance, subject to the terms of the insurance policy. Additionally, in accordance with a resolution by the general meeting of the Company's shareholders, the Company resolved to indemnify its directors and officers against various events that the insurance does not cover, and in monetary amounts exceeding the insured amounts, all as provided in the said resolution.

     10.  With respect to liens and guarantees - see Note 22.

B.   Commitments

     1. Certain companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they generated income from such research (at rates of 2% - 5% of sales proceeds from products resulting from the research and development), in amounts not exceeding 100% - 150% of the amounts of the grants, linked to the dollar, received by the companies as participation in the research and development projects.
          Royalty expenses paid to the Government of Israel in respect of these research and development contracts, were as follows:
          In the year ended December 31, 2005 - NIS 2,919 thousand.
          In the year ended December 31, 2004 - NIS 29,758 thousand (mainly M-A Industries).

     2. At December 31, 2006 and 2005, the Company and subsidiaries were not committed for the purchase of fixed assets.

     3. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 14 million in 2006, (NIS 11 million in 2005, NIS 43 million in 2004).

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

B.   Commitments (cont'd)

     Future minimum payments under the non-cancelable operating leases and rental fees for the years subsequent to balance sheet date, are as follows:

                                                            December 31, 2006
                                                       -------------------------
                                                             (NIS thousands)
                                                       -------------------------
              First year                                         18,910
              Second year                                        16,510
              Third year                                         13,704
              Fourth year                                        13,121
              Fifth year and thereafter                          47,775
                                                                -------
                                                                110,020
                                                                =======

       4. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds as at December 31, 2006 is approximately $1.2 million. Subsequent to the balance sheet date, approximately $0.8 million were invested in respect of this commitment.

       5. The Company's commitment for additional investments in Indivision India Partners, a private equity fund investing in businesses catering to consumers in India, as at December 31, 2006 is $13.5 million.

       6. Pursuant to the transaction for the sale of Sheraton-Moriah described in Note 3E(2), the Company is obliged to facilitate the repayment of a loan in the amount of NIS 17 million granted by Sheraton-Moriah to another subsidiary of the Company, in which the Company holds 55%, no later than March 27, 2008.

       7.     In connection with the valuation of M-A Industries described in
              Note 3B(5), the Company undertook to indemnify the valuation expert against any expense or financial damage he may sustain, with respect to any claim filed against him by any third party, in respect of the said valuation.

Note 19 - Convertible Securities of Investee Companies

Option warrants to employees

Certain investees issued options to their employees. Employee entitlement to such options is usually accrued over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

Convertible debentures and options

Certain investees issued convertible debentures on the Tel-Aviv Stock Exchange or in a private placement to institutional investors.
See Note 2E(9).

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options



A.   Share capital is composed as follows:

                                                            December 31, 2006                     December 31, 2005
                                                    --------------------------------      ------------------------------------
                                                                         Issued and                           Issued and
                                                      Authorized         Outstanding        Authorized        outstanding
                                                    --------------      --------------    --------------    ------------------
       Number of shares:
       Ordinary shares, par value of NIS
         0.001 (1) (3) (4)                            83,932,787        16,582,869          83,932,757        16,162,467
                                                    ============      ==============      ==============    ==============
       Deferred shares, par value of NIS
         0.001 (2)                                    15,792,243        15,156,533          15,792,243        15,156,533
                                                    ============      ==============      ==============    ==============
       Amount in nominal NIS:
       Ordinary shares, par value of NIS
         0.001                                            83,933            16,583              83,933            16,162
                                                    ============      ==============      ==============    ==============
       Deferred shares, par value of NIS
         0.001                                            15,792            15,157              15,792            15,157
                                                    ============      ==============      ==============    ==============


          (1) These shares are listed on the Tel Aviv Stock Exchange (TASE). On December 31, 2006, the share price on the TASE was NIS 220.
               The ADS (American Depository Shares) of the Company, each of which represents 0.2 ordinary shares, par value of NIS 0.001 ("Ordinary Shares"), are traded on the New York Stock Exchange
               (NYSE). The ADS price on the NYSE on December 29, 2006 was
               $10.39.

          (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in a dividend distribution of any kind.

          (3) On the balance sheet date, a subsidiary held 15,799 Ordinary Shares of Koor.

          (4) During 2006 options in the employee stock option plans (See C below) were exercised for 420,402 ordinary shares.

B.   Buy-back of Company shares

     In 2000, the Company purchased 538,592 ordinary shares (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 219 million. This amount was deducted from the shareholders' equity of the Company.
     On December 31, 2001, the Company purchased 154,637 of its ordinary shares from a subsidiary.
     On May 27, 2003, a foreign institutional investor (hereinafter - "the Buyer") purchased 500,000 of the aforementioned Company shares. The Purchaser declared that the sale was concluded without his requesting or receiving any information from the Company, and undertook not to trade the shares to be purchased within a specified period. The sale was concluded on that day in an off-market transaction, at the market price, for total consideration of approximately NIS 43 million.
     On April 15, 2005, the Company sold to the foreign institutional investor 193,229 shares of the Company it had held, in an off-market transaction for consideration of approximately NIS 50 million.
     As at the balance sheet date, the Company had sold all of its holdings in its shares. The total holdings of subsidiaries in Koor's shares is 15,799 ordinary shares, and the amount deducted from shareholders' equity for the shares held is NIS 6,071 thousand.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

C.   Stock options to senior employees

     1.   1998 and 2000 plans
          -------------------

          During 1998 and 2000 stock option plans were approved with the following main points:

          1. A total framework was approved for the allotment of 800,000 stock options theoretically exercisable for up to 800,000 ordinary shares of the Company.

          2. The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options.

          3. All of the options allotted under these plans were exercised by the balance sheet date.

     2.   2003 Plan
          ---------

          On July 27, 2003, a general meeting of shareholders approved Stock Option Plan 2003, which had been approved previously by the Audit Committee and by the Board of Directors, on May 25, 2003 and June 5, 2003, respectively. The key points of the Plan are:

          1) A total framework was approved for the allotment of 1,200,000 stock options, theoretically exercisable for up to 1,200,000 ordinary shares of the Company, i.e. about 6.8% of the ordinary shares (fully diluted) of the Company.

          2) The options allotted to the trustee will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method. Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the financial benefit inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the benefit component ("benefit component method").

          3) The exercise price of every option will be NIS 96 linked to the CPI, unless the Company decides to prescribe a higher exercise price for options that will be allotted on dates subsequent to the approval date of the plan.

          4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options. In any event, the total number of offerees under Plan 2003 will not exceed 35 offerees.

          5) The right of every offeree to exercise the options for shares will vest in six stages during the three-year period from the record date, whereby at the end of every calendar half-year, one-sixth of the number of options allotted to the trustee on his behalf will vest.

          6)   Options not exercised by December 31, 2010 will expire.

          7) The Plan will be taxed under the Capital Gains Track, under the provisions of Section 102 of the Income Tax Ordinance and the regulations promulgated hereunder. Any tax to be imposed in respect of the exercise of the options will be borne solely by the offerees. The Company will be unable to claim any tax deduction for the expense.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

C.   Stock options to senior employees (cont'd)

     2.   2003 Plan (cont'd)
          ---------

          8) Also approved within the framework of the approval of Plan 2003 was the granting of 350,000 options out of the total number, to seven directors (except for two directors who are controlling shareholders in the Company, directly or indirectly), divided equally, as well as 175,000 options to the Company's CEO. The balance of the options is intended for other employees and officers of the Koor Group.

          9)   The balance of options outstanding as at December 31, 2006:


                Balance of stock option not exercised            Exercise price              Exercise date
                -------------------------------------            --------------              -------------
                                                                       NIS
                                                                 --------------

                               72,278                                 96.00                     12/2010
                               40,000                                200.00                     12/2010
                               10,000                                209.69                     12/2010
                               10,000                                225.00                     12/2010
                     --------------------------
                              132,278
                     ==========================

     3.   Changes in the options in respect of all stock option plans during 2006:





                                                              1998 Plan       2000 Plan        2003 Plan           Total
              --------------------------------------        -------------   -------------    -------------     -------------

              Balance as at  beginning of year                    670            1,734          852,648          855,052
                 Granted                                           -                 -                -                -
               Exercised                                         (670)          (1,734)        (720,370)        (722,774)*
                                                            -------------   -------------    -------------     -------------
              Balance as at end of the year                         -                -          132,278          132,278
                                                            =============   =============    =============     =============

              *   Due to the benefit component method, a total of 420,402 ordinary shares of the Company were issued.


     4. During 2005 the Company granted a total of 60,000 employee stock options in respect of which the Company applies the provisions of Standard 24 pertaining to recognition of compensation expenses based on fair value on the grant date. The total compensation expense in respect of these stock options amounted to NIS 2,773 thousand, of which NIS 2,625 thousand have been recorded as compensation expenses through December 31, 2006, and the remaining NIS 148 thousand will be recorded as compensation expenses in 2007.
          The weighted-average of the balance of the contract life of the outstanding options as at December 31, 2006, is 4 years.
          The fair value of the options granted, as stated, was estimated through use of the Black and Scholes Model for pricing options. The parameters used in application of the Model are as follows:
          Risk-free interest rate - 2.6% to 2.7% based on the yield to maturity of CPI linked government bonds;
          Volatility - 33% to 35% based on the historical fluctuations in prices of the Company's shares; Expected life of the options - 2.75 to 4 years.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

D.   Option warrants to institutional investors

In the framework of a private placement to Israeli institutional investors, as described in Note 15B(1), 800,000 option warrants were issued on April 10, 2005. Each option warrant is exercisable until April 30, 2010 into one share of the Company of a par value of NIS 0.001 for an exercise price of NIS 300 linked to the CPI. The Company intends to register the underlying shares for trading on the Tel Aviv Stock Exchange.

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

A.   Derivative financial instruments

     The Company has entered into forward transactions, in order to reduce the overall exposure of its CPI-linked debt. As at December 31, 2006 the Company had open CPI-NIS forward contracts in the amount of NIS 1.2 billion, which are intended to hedge exposure with respect to debt linked to the CPI, as described below:




       Average expiration
              date               Amount receivable      Amount payable           Fair value             Book value
      --------------------      --------------------   ----------------         ------------           -------------
                                                     N  I  S    t h o u s a n d s

       October 5, 2007            1,191,127              1,208,531               (19,983)                (17,404)


B.   Fair value of financial instruments:

     The carrying amounts of cash and cash equivalents, short-term investments, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and other financial instruments is approximate or similar to at their fair value. With respect to the market value of certain affiliated and other companies whose shares are traded on the stock exchange, see Notes 8A(2) and 9.

     The fair value of the long-term loans and debentures, and the market interest rates for computation of the fair values as at December 31, 2006 are as follows:





                                                                                  Consolidated              Company
                                                                                  ------------           --------------
                                                                Market
                                                                interest          Fair       Book          Fair        Book
                                                                  rate            value      value         value       value
                                                              ------------      ---------  ---------     ---------   ---------
                                                                   %                 N  I  S   m i l l i o n s
                                                                                ----------------------------------------------
       Long - term financial liabilities:
       ---------------------------------
       Long-term bank loans, including current
          maturities                                             mainly 4.9       1,843      1,886          301          301
       Other long-term loans, including current
         maturities                                              mainly 6            38         48            -            -
       Debentures                                                4.85             1,001        988        1,001          988


C.   Credit risk of trade receivables:



                                                                                             NIS millions
                                                                                           ----------------

       Condensed data of credit risk of trade receivables as at December 31, 2006:
           Receivables insured by credit risk companies                                           8,405
           Receivables - Government authorities                                                     517
           Other receivables                                                                     79,568
                                                                                               ----------
       Total (including non-current receivables)                                                 88,490
                                                                                               ==========

     In Management's opinion, the financial statements include suitable provisions in respect of exposure to doubtful debts.
     The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

D.   Linkage terms of monetary balances:

     (1)  Consolidated




                                                                                     December 31, 2006
                                                                 ------------------------------------------------------------
                                                                   In foreign
                                                                  currency or
                                                                     linked       Linked to
                                                                     thereto       the CPI       Unlinked            Total
                                                                 --------------   ---------     ----------        -----------
                                                                                      N  I  S  t h o u s a n d s
                                                                 ------------------------------------------------------------
          Assets
          Cash and cash equivalents                                   83,182             -         194,015         277,197
          Short-term deposits and investments                         23,832       177,765         180,932         382,529
          Trade receivables                                           42,537           924          38,580          82,041
          Other accounts receivable                                   56,425         1,075          18,515          76,015
          Other investments and receivables                           89,685        33,126               -         122,811
                                                                    ----------   ----------       ---------     -----------
                                                                     295,661       212,890         432,042         940,593
                                                                    ==========   ==========       =========     ===========
          Liabilities
          Credits from banks and others (not including
          current maturities of long-term liabilities)                35,996             -               -          35,996
          Trade payables                                              31,999             -          35,846          67,845
          Other accounts payable                                      26,582        19,295         140,481         186,358
          Long-term loans and debentures (including current
            maturities)                                              259,947     2,446,905         216,000       2,922,852
                                                                    ----------   ----------       ---------     -----------
                                                                     354,524     2,466,200         392,327       3,213,051
                                                                    ==========   ==========       =========     ===========





(Table continued)


                                                                                     December 31, 2005
                                                                 ------------------------------------------------------------
                                                                       In
                                                                    foreign
                                                                    currency
                                                                    or linked     Linked to
                                                                     thereto       the CPI       Unlinked            Total
                                                                 --------------   ---------     ----------        -----------
                                                                                      N  I  S  t h o u s a n d s
                                                                 ------------------------------------------------------------
          Assets
          Cash and cash equivalents                                   24,685             -         284,981         309,666
          Short-term deposits and investments                         91,549       186,931         106,890         385,370
          Trade receivables                                           37,350         1,285          39,922          78,557
          Other accounts receivable                                   32,467           275          35,603          68,345
          Other investments and receivables                           94,371        28,594             100         123,065
                                                                    ----------   ----------       ---------     -----------
                                                                     280,422       217,085         467,496         965,003
                                                                    ==========   ==========       =========     ===========
          Liabilities
          Credits from banks and others (not including
          current maturities of long-term liabilities)                27,618            -           24,244          51,862
          Trade payables                                              28,704            -           42,386          71,090
          Other accounts payable                                      49,435         7,672         116,965         174,072
          Long-term loans and debentures (including
            current maturities)                                      215,645     1,788,770         216,000       2,220,415
                                                                    ----------   ----------       ---------     -----------
                                                                     321,402     1,796,442         399,595       2,517,439
                                                                    ==========   ==========       =========     ===========


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

D.   Linkage terms of monetary balances (cont'd):

     (2)  Company





                                                                                     December 31, 2006
                                                                 ------------------------------------------------------------
                                                                   In foreign
                                                                  currency or
                                                                     linked       Linked to
                                                                     thereto       the CPI       Unlinked            Total
                                                                 --------------   ---------     ----------        -----------
                                                                                      N  I  S  t h o u s a n d s
                                                                 ------------------------------------------------------------
         Assets
         Cash and cash equivalents                                    72,847             -         165,360         238,207
         Short-term deposits and  investments                          5,269       172,746         167,385         345,400
         Other receivables                                               115             -           3,509           3,624
         Short term loans to investee companies                            -        39,307               -          39,307
         Other investments and receivables                             9,213             -               -           9,213
         Investments and other long-term receivables:
         Investee companies (including current maturities of
            loans)                                                    13,952         9,447          15,300          38,699
                                                                    ----------   ----------       ---------     -----------
                                                                     101,396       221,500         351,554         674,450
                                                                    ==========   ==========       =========     ===========
         Liabilities
         Credits from banks and others (not including
            current maturities of long-term liabilities)                   -             -               -               -
         Trade payables                                                    -             -           1,346           1,346
         Other accounts payable                                        4,359        18,163          73,366          95,888
         Long-term liabilities (including current maturities
            of loans)                                                  8,509     1,280,552           6,382       1,295,443
                                                                    ----------   ----------       ---------     -----------
                                                                      12,868     1,298,715          81,094       1,392,677
                                                                    ==========   ==========       =========     ===========





(Table Continued)



                                                                                     December 31, 2005
                                                                 ------------------------------------------------------------
                                                                       In
                                                                    foreign
                                                                    currency
                                                                    or linked     Linked to
                                                                     thereto       the CPI       Unlinked            Total
                                                                 --------------   ---------     ----------        -----------
                                                                                      N  I  S  t h o u s a n d s
                                                                 ------------------------------------------------------------
         Assets
         Cash and cash equivalents                                       740             -         266,222         266,962
         Short-term deposits and  investments                         69,665       179,358          82,172         331,195
         Other receivables                                             2,865             -          12,573          15,438
         Short term loans to investee companies                            -        37,212               -          37,212
         Other investments and receivables                            10,444             -               -          10,444
         Investments and other long-term receivables:
         Investee companies (including current maturities of
           loans)                                                        640        52,854       1,189,604       1,243,098
                                                                    ----------   ----------       ---------     -----------
                                                                      84,354       269,424       1,550,571       1,904,349
                                                                    ==========   ==========       =========     ===========
         Liabilities
         Credits from banks and others (not including
           current maturities of long-term liabilities)                    -             -           7,290           7,290
         Trade payables                                                   10             -           1,213           1,223
         Other accounts payable                                        7,159         5,955          34,893          48,007
         Long-term liabilities (including current maturities
           of loans)                                                   9,270     1,601,054           6,713       1,617,037
                                                                    ----------   ----------       ---------     -----------
                                                                      16,439     1,607,009          50,109       1,673,557
                                                                    ==========   ==========       =========     ===========


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

E.   Interest rate risk:

     The Company's interest rate risk results mainly from long-term liabilities. The following table presents the book values of the Company's financial instruments that are exposed to fair value risk and/or cash flow risk due to interest rates, according to the earlier of the payment dates or the date of renegotiation of the terms:

     Consolidated:




                                                                    December 31, 2006
                         ----------------------------------------------------------------------------------------------------------
                                   Average
                                 effective                     Up to                                                          Over
                          Note    interest       Total        1 year      2 years   3 years      4 years     5 years       5 years
                         -----   ----------    ---------     -------      -------   -------     --------     -------    -----------
                                     %                  N   I   S       t    h    o    u    s    a    n    d    s
                                               ------------------------------------------------------------------------------------
Fixed interest:
Long-term deposits,
  loans, receivables
  and debentures
  held-to-maturity         9
Dollar-linked                         6.71        33,988           -        4,391    12,713      16,884           -            -
CPI-linked                            5.40         6,937         924          924       925           -       4,164            -
Loans from banks          15
Dollar-linked                         7.65         8,509           -            -     8,509           -           -            -
CPI-linked                            4.87     1,408,018       5,159      286,083   219,789     820,791       6,902       69,294
Unlinked                              7.34         9,500           -        9,500         -           -           -            -
Loans from others         15
CPI-linked                               -        33,193       1,000        1,000     1,000       1,000       1,000       28,193
Unlinked                                 -        15,274           -        3,955    11,169         150           -            -
Debentures issued         15          5.06       988,482           -            -         -     394,278           -      594,204

Variable interest:
Cash and cash
equivalents
Dollar-linked                         5.01         8,238       8,238            -         -           -           -            -
Unlinked                              4.45       268,959     268,959            -         -           -           -            -
Marketable securities,
debentures and treasury
notes                      4                     354,923     354,923            -         -           -           -
Long-term deposits         9          5.10           101           -            -         -           -         101            -
Credit from banks         12
Dollar-linked                         6.86        29,575      29,575            -         -           -           -            -
 Foreign currency -
unlinked                              6.00         6,421       6,421            -         -           -           -            -
Loans from banks          15
Dollar-linked                         7.38       203,532       7,777      111,378    13,719       3,949       3,912       62,797
Unlinked                              6.36       216,000           -        7,269     7,269       7,269       7,269      186,924
Other                                 3.46        40,340       4,034        4,034     4,034       4,034       4,034       20,170


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

E.   Interest rate risk (cont'd)

     Company:




                                                                    December 31, 2006
                         ----------------------------------------------------------------------------------------------------------
                                   Average
                                 effective                     Up to                                                          Over
                          Note    interest       Total        1 year      2 years   3 years      4 years     5 years       5 years
                         -----   ----------    ---------     -------      -------   -------     ---------    -------    -----------
                                     %                  N   I   S       t    h    o    u    s    a    n    d    s
                                               ------------------------------------------------------------------------------------



Fixed interest:
Short-term loans to
  investee companies                5.82         39,307      39,307             -         -           -           -             -
Debentures held-to-
  maturity                9         8.25          9,213           -             -     9,213           -           -             -
Loans from banks         15
Dollar-linked                       7.65          8,509           -             -     8,509           -           -             -
CPI-linked                          4.95        292,070           -       179,182   112,888           -           -             -
Debentures issued        15         5.06        988,482           -             -         -     394,278           -       594,204

Variable interest:
Cash and cash
  equivalents                       4.50        238,207     238,207             -         -           -           -             -
Marketable securities
  - debentures and
  treasury notes          4                     345,400     345,400             -         -           -           -             -



F.   Sensitivity analysis

     As part of management of the interest and currency risks, the Company and its subsidiaries strive to reduce the impact of interest and currency fluctuations on their results of operations.
     As at December 31, 2006, the Company estimates that an increase of 1% in the interest rate will give rise to a pre-tax increase in the fair value of its assets and liabilities in the amount of NIS 96.3 million for the year ended December 31, 2006.
     In addition, as at December 31, 2006, the Company estimates that an increase of one percent in the exchange rate of the US dollar will not have a material impact on the fair value of its assets and liabilities for the year ended December 31, 2006.


Note 22 - Liens and Guarantees

A. In order to secure some liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. In addition, pledged a portion of their shares in investee companies.
     For additional information regarding assets pledged relating to fixed asset investment grants, see Note 10A(2).

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 22 - Liens and Guarantees (cont'd)

B.   The balances of secured liabilities are as follows:




                                                                                                    Consolidated
                                                                                             -------------------------
                                                                                                     December 31
                                                                                             -------------------------
                                                                                                2006              2005
                                                                                             --------         --------
                                                                                               N I S t h o u s a n d s
                                                                                             -------------------------

       Credit from banks                                                                        6,422           16,433
       Loans from banks and others and debentures (including current
        maturities), see Note 15, and also C below                                            550,311          539,034
                                                                                             ---------       ---------
                                                                                              556,733          555,467
                                                                                             =========       =========


C. Guarantees to banks and others for loans and for assuring credit lines and other guarantees given by the Company in favor of:

                                                               Consolidated                            Company
                                                        ---------------------------     ------------------------------
                                                               December 31                           December 31
                                                        ---------------------------     ------------------------------
                                                            2006             2005               2006              2005
                                                        ----------      -----------     -------------     ------------
                                                            N   I   S      t   h   o   u   s   a   n   d   s
                                                        --------------------------------------------------------------

     Subsidiaries (1)                                   135,729 *         153,130           1,252,834          260,794
     Others                                               5,200            12,893                  40               40
                                                        ----------      -----------     -------------     ------------
                                                        140,929           166,023           1,252,874          260,834
                                                        ==========      ===========     =============     ============


     (1) Includes NIS 133 million (NIS 132 million in 2005) that Koor granted to Bezeq in connection with Bezeq's agreement to transfer ownership of the public switching activities to a third party. (See
           Note 18A(1)(a))

      * Excluding guarantees in the amount of NIS 1,117 million granted to banks in respect of loans of subsidiaries consolidated in these financial statements, of which NIS 1,028 million relates to a wholly-owned subisidiary.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations

A.   Revenues from sales and services, net - consolidated:




                                                                                 Year ended December 31
                                                                     ------------------------------------------------
                                                                         2006             2005                2004
                                                                     -----------     -----------       --------------
                                                                              N I S   t h o u s a n d s
                                                                     ------------------------------------------------
       Local:
       ------
       Industrial operations                                            6,710           24,580             266,785
       Trading operations                                             322,869          281,198             498,802

       Abroad:
       -------
       Industrial operations - export and international
         operations                                                   253,674          427,853           6,446,300
       Trading operations                                                   -                -             603,895
                                                                     -----------     -------------     -------------
       Total                                                          583,253          733,631           7,815,782
                                                                     ===========     =============     =============



B.   Cost of sales and services - consolidated:

                                                                                 Year ended December 31
                                                                     ------------------------------------------------
                                                                         2006             2005                2004
                                                                     -----------     -----------        -------------
                                                                              N I S   t h o u s a n d s
                                                                     ------------------------------------------------
       Industrial operations:
       ----------------------
       Materials                                                      123,958            240,726 *        3,333,428 *
       Labor                                                           29,481             65,334 *          458,294 *
       Subcontracted work                                                   -              7,146             41,640
       Depreciation and amortization                                    2,611             11,908            146,204
       Research and development expenses, net (*)                      30,944             52,294 *          159,769 *
       Other                                                           14,702             17,281 *          539,128 *
                                                                     -----------     -----------        -------------
                                                                      201,696            394,689          4,678,463
       Less - expenses charged to fixed assets                              -                 -              (3,949)
                                                                     -----------     -----------        -------------
                                                                      201,696            394,689          4,674,514
       (Decrease) increase in inventory of goods and work in
          process                                                      (3,335)            (2,660)           (16,506)
                                                                     -----------     -----------        -------------
                                                                      198,361            392,029          4,658,008
       Increase in inventory of finished goods                         11,736            (13,335)          (175,467)
                                                                     -----------     -----------        -------------
                                                                      210,097            378,694          4,482,541
                                                                     -----------     -----------        -------------
       Trading operations:
       ------------------
       Merchandise                                                     31,355             26,362            438,594
       Labor                                                           73,849             63,311             55,394
       Depreciation                                                    27,995             25,365             26,155
       Others                                                          94,423             88,426            108,672
                                                                     -----------     -----------        -------------
                                                                      227,622            203,464            628,815
                                                                     -----------     -----------        -------------
                                                                      437,719            582,158          5,111,356
                                                                     ===========     ===========        =============
       (*) Net of grants and participations that were received
             and royalties that were paid                                   -                924              8,219
                                                                     ===========     ===========        =============

        * Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations (cont'd)

C.   Selling and marketing expenses - consolidated:




                                                                                 Year ended December 31
                                                                     ------------------------------------------------
                                                                         2006             2005                2004
                                                                     -----------     -----------        -------------
                                                                              N I S   t h o u s a n d s
                                                                     ------------------------------------------------

       Salaries                                                         29,990          34,218             282,044
       Commissions                                                       5,839          16,462             149,584
       Advertising expenses                                              9,666           9,707              36,135
       Depreciation and amortization                                       216             596             112,093
       Other                                                            17,835          23,167             482,511
                                                                     -----------     -----------        -------------
                                                                        63,546          84,150           1,062,367
                                                                     ===========     ===========        =============

D. General and administrative expenses:



                                                    Consolidated                                   Company
                                      ------------------------------------------  -------------------------------------
                                               Year ended December 31                      Year ended December 31
                                      ------------------------------------------  -------------------------------------
                                           2006           2005            2004          2006         2005        2004
                                      ----------    ------------    ------------  -----------    ----------   ---------
                                                   N    I    S      t    h    o    u    s    a   n   d   s
                                      ---------------------------------------------------------------------------------

       Salaries (1)                      74,068         57,916 *       177,750        44,116       28,576 *    22,399
       Bad and doubtful debts             4,428          3,733          54,766             -           -            -
       Depreciation and
         amortization                     3,314          3,895          21,578         1,145        1,283       1,262
       Other                             52,791         75,096         184,729        20,512       28,825      22,987
                                      ----------    ------------    ------------  -----------    ----------   ---------
                                        134,601        140,640 *       438,823        65,773       58,684 *    46,648
                                      ==========    ============    ============  ===========    ==========   =========


       *     Restated - See Note 2R(4).

       (1) Subsequent to the transfer of shares and the ensuing managerial changes described in Note 26A, the Company recorded a provision for retirement of employees in the second quarter of 2006 in the amount of NIS 26 million.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations (cont'd)

E. Financing expenses, net:



                                                    Consolidated                                   Company
                                      ------------------------------------------  -------------------------------------
                                               Year ended December 31                      Year ended December 31
                                      ------------------------------------------  -------------------------------------
                                           2006           2005            2004          2006         2005        2004
                                      ----------    ------------    ------------  -----------    ----------  ----------
                                                   N    I    S      t    h    o    u    s    a   n   d   s
                                      ---------------------------------------------------------------------------------


       In respect of convertible
         debentures                           -               -         18,942             -            -           -
       In respect of debentures          30,279          26,512              -        30,279       26,512           -
       In respect of long-term
         loans                           50,082         155,387        199,326        27,129      122,391     111,396
       In respect of short-term
         loans and credit                 6,690          36,783         77,267         2,483       23,800      10,756
       In respect of derivative
         financial instruments           21,291          11,551          1,967        21,291       10,558       4,491
       Amortization of capital
         raising expenses                     -               -          4,334             -            -           -
       Gains from marketable
         securities, net                (20,632)        (27,549)       (22,393)      (18,275)     (25,540)    (18,568)
       Expenses (income) from
         deposits and others, net        26,225         (20,663)        (7,488)      (11,525)     (12,885)      2,731
                                      ----------    ------------    ------------  -----------    ----------  ----------
                                        113,935         182,021        271,955        51,382      144,836     110,806
                                      ==========    ============    ============  ===========    ==========  ==========

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations (cont'd)

F.   Other income (expenses), net




                                                                                   Year ended December 31
                                                                        ------------------------------------------------
                                                                             2006             2005                2004
                                                                        -----------     -----------        -------------
                                                                              N I S   t h o u s a n d s
                                                                        ------------------------------------------------

     1.     Consolidated:
            Sale of investments and activities in investees
              (including changes in rates of holding)                      80,136          308,025            223,095
            Income (expenses) relating to the termination of
              activities and sale and write-down of assets, net             1,504          (68,392)           (73,523)
            Supplemental severance pay and pensions                             -          (38,531)           (45,356)
            Management services - affiliated companies                      6,751           13,820                455
            Securitization costs (see Note 3B(4))                               -                -            (27,783)
            Compensation for damages                                        4,510               -                   -
            Amortization of intangible assets                                   -             (507)          (131,934)
            Dividend                                                        6,509           10,389              4,701
            Miscellaneous, net                                              4,796           (1,182)           (22,047)
                                                                          -----------     -----------        -------------
                                                                            104,206          223,622            (72,392)
                                                                          ===========     ===========        =============

     2.     Company:
            Profit from sale of investments in investee
              companies                                                    48,745          424,261            212,024
            Write-down in value of long-term assets                             -                -                  -
            Rental income, net*                                             7,515            7,202              8,135
            Loss from sale of fixed assets                                   (453)              (7)                 -
            Dividend                                                        6,921           10,389              4,701
            Miscellaneous, net                                               (814)          (3,712)            10,099
                                                                        -----------     -----------        -------------
                                                                           61,914          438,133            234,959
                                                                        ===========     ===========        =============
            *  Depreciation included in the item                              760              760                760
                                                                        ===========     ===========        =============



G.   Koor's equity in the operating results of investee companies, net

     1.     Consolidated:

                                                                                   Year ended December 31
                                                                        ------------------------------------------------
                                                                             2006             2005                2004
                                                                        -----------     -----------        -------------
                                                                              N I S   t h o u s a n d s
                                                                        ------------------------------------------------
            Affiliated companies, net                                       3,459         426,319 *          (10,779)
            Amortization of excess cost                                   (40,008)        (66,957)           (24,281)
                                                                        -----------     -----------        -------------
                                                                          (36,549)        359,362            (35,060)
                                                                        ===========     ===========        =============

* Restated - see Note 2R(4).

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations (cont'd)

G.   Koor's equity in the operating results of investee companies, net (cont'd)

     2.    Company:




                                                                                   Year ended December 31
                                                                        ------------------------------------------------
                                                                             2006             2005                2004
                                                                        -----------     -----------        -------------
                                                                              N I S   t h o u s a n d s
                                                                        ------------------------------------------------

           Equity of Koor in operating results                             35,417         190,942              57,192
           Amortization of excess cost                                    (28,323)        (60,499)            (30,992)
                                                                        -----------     -----------        -------------
           Total (1)                                                        7,094         130,443              26,200
                                                                        ===========     ===========        =============

           (1)  Composition:

                                                                                   Year ended December 31
                                                                        ------------------------------------------------
                                                                             2006             2005                2004
                                                                        -----------     -----------        -------------
                                                                              N I S   t h o u s a n d s
                                                                        ------------------------------------------------

                  Subsidiaries                                              (19,411)       (152,995)*           122,172
                  Proportionately consolidated companies                      1,082         (75,199)            (61,114)
                  Affiliates                                                 25,423         358,637 *           (34,858)
                                                                        -----------     -----------        -------------
                                                                              7,094         130,443 *            26,200
                                                                        ===========     ===========        =============
                  * Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations

1.     Elistra Electronic Systems Ltd. ("Elisra")

       On November 30, 2005 the closing of the transactions for the sale of Elisra to Elbit took place, in accordance with the agreements from July 6, 2005. See Note 3D.
       Following are the results of operations of the discontinued operation, as included in the financial statements for the year ended December 31:




                                                                                2005                     2004
                                                                        -------------------    -------------------
                                                                                   N I S  thousands
                                                                        ------------------------------------------

       Revenues and earnings
       Revenue from sales and services                                       969,235                1,109,524
       Other income, net                                                     142,734                        -
                                                                        -------------------    -------------------
                                                                           1,111,969                1,109,524
       Costs and losses
       Cost of sales and services                                            894,249                  940,111
       Selling and marketing expenses                                         91,817                   85,454
       General and administrative expenses                                    50,996                   55,795
       Finance expenses, net                                                   3,271                     (675)
       Finance expenses, net                                                       -                   12,265
                                                                        -------------------    -------------------
                                                                           1,040,333                1,092,950
                                                                        -------------------    -------------------

       Earnings before income tax                                             71,636                   16,574
       Income tax                                                            (15,874)                  (9,485)
                                                                        -------------------    -------------------
                                                                              55,762                    7,089
       Minority interest in subsidiaries' results, net                        44,116                   (1,821)
                                                                        -------------------    -------------------
       Net earnings for the year                                              99,878                    5,268
                                                                        ===================    ===================


2.     Koor Trade Ltd.

       During August 2005, a valuation was conducted in respect of an affiliated company of Koor Trade Ltd., in order to examine the necessity of writing down the value of the affiliated company in the financial statements of Koor Trade Ltd. as prescribed by the Israel Accounting Standards Board Accounting Standard No. 15. The valuation was performed by an independent external expert and as a result, Koor Trade Ltd. included a loss from write down of value of approximately NIS 44 million in 2005.
       In 2005, the Board of Directors of the Group granted the Group's management the authority to sell the Group's entire holding in Koor
       Trade Ltd. The Company recorded a provision in the amount of approximately NIS 20 million for impairment in value of its investment in Koor Trade, based on indicators relating to the fair value of the investment, including a valuation by an external valuation expert.
       On April 25, 2006, the Company signed an agreement for the sale of its entire holdings in Koor Trade, including shareholder loans, to a group of managers, including one of the Company's senior executives, for $8.3 million. The transaction was completed in the second quarter of 2006, and the entire cash proceeds of $8.3 million were received.
       In the event that the buyers sell their holding in Koor Trade or a certain affiliated company of Koor Trade during a period stipulated in the agreement, at a price that exceeds the sale price (or the price fixed in the agreement of the value of the aforesaid affiliated company), the sale price will be increased by an increment amount.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

2.     Koor Trade Ltd. (cont'd)

       Following the resolution of the Company's Board of Directors from 2005 to sell Koor Trade, Koor Trade has been presented as a discontinued operation commencing from the Company's financial statements for the year ended December 31, 2005.
       The sale of Koor Trade did not have a significant impact on the Company's financial results. Following are the assets and liabilities relating to the discontinued operation as at December 31:



                                                                                        2005*
                                                                                 -----------------
                                                                                    NIS thousands
                                                                                 -----------------

       Assets related to discontinued operation
         Cash and cash equivalents                                                    30,379
         Short-term deposits and investments                                           4,713
         Trade receivables                                                            59,769
         Other accounts receivable                                                    13,732
         Inventories                                                                  19,567
         Investments in affiliates                                                    18,530
         Other long-term investments and receivables                                  37,575
         Fixed assets, net                                                             6,989
         Intangible assets, deferred tax assets and deferred expenses, net             7,562
                                                                                 -----------------
                                                                                     198,816
                                                                                 =================
       Liabilities related to discontinued operation
         Credit from banks and others                                                  9,629
         Other long-term liabilities                                                 120,096
         Other loans, net of current maturities                                       27,999
         Liability for employee severance benefits, net                                1,645
         Minority interest                                                               679
                                                                                 -----------------
                                                                                     160,048
                                                                                 =================

       * Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

2.     Koor Trade Ltd. (cont'd)

       Following are the results of operations of the discontinued operation, as included in the financial statements, for the year ended December 31:




                                                                              2006            2005            2004
                                                                         ------------    -------------   ------------
                                                                                   N I S  t h o u s a n d s
                                                                         --------------------------------------------


       Revenues and earnings
       Revenue from sales and services                                      41,203         157,171         111,536
       Group's equity in the operating results of affiliates, net                -         (33,674)          7,373
       Other income                                                          4,599               -           5,898
                                                                         ------------    -------------   ------------
                                                                            45,802         123,497         124,807
                                                                         ------------    -------------   ------------
       Costs and losses
       Cost of sales and services                                           27,309         110,160          69,953
       Selling and marketing expenses                                        7,431          28,827          20,686
       General and administrative expenses                                   4,495          11,524           9,864
       Other expenses                                                        2,840          18,068               -
       Finance expenses, net                                                  (318)          1,409             (47)
                                                                         ------------    -------------   ------------
                                                                            41,757         169,988         100,456
                                                                         ------------    -------------   ------------

       Earnings before income tax                                            4,045         (46,491)         24,351
       Income tax                                                           (1,459)         (2,855)         (5,285)
                                                                         ------------    -------------   ------------
                                                                             2,586         (49,346)         19,066
       Minority interest in subsidiaries' results, net                        (253)           (151)           (146)
                                                                         ------------    -------------   ------------
       Net earnings (loss) for the year                                      2,333         (49,497)         18,920
                                                                         ============    =============   ============



                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

3.     Isram Wholesale Tours and Travel Ltd.

       On December 28, 2006 the Company sold its entire holding in Isram Wholesale Tours and Travel Ltd. ("Isram") for total consideration of $1.26 million. The Company recorded a capital gain of approximately NIS 8 million in respect of the sale.
       Pursuant to the sale, Isram has been presented as a discontinued operation.
       Following are the assets and liabilities relating to the discontinued operation as at December 31:




                                                                                        2005
                                                                                 ---------------
                                                                                  NIS thousands
                                                                                 ---------------

       Assets related to discontinued operation:
       ----------------------------------------
       Cash and cash equivalents                                                       9,132
       Trade receivables                                                              14,987
       Other accounts receivable                                                       8,470
       Other long-term investments and receivables                                     1,216
       Fixed assets, net                                                               1,556
       Intangible assets, deferred tax assets and deferred expenses, net               3,645
                                                                                 ---------------
                                                                                      39,006
                                                                                 ===============

       Liabilities related to discontinued operation:
       ---------------------------------------------
       Trade and other payables                                                       20,516
       Customer advances                                                              16,377
       Other loans, net of current maturities                                          5,301
       Liability for employee severance benefits, net                                    226
       Minority interest                                                              (1,178)
       Deferred tax liabilities                                                            -
                                                                                 ---------------
                                                                                       41,242
                                                                                 ===============


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

3.   Isram Wholesale Tours and Travel Ltd. (cont'd)

     Following are the results of operations of the discontinued operation, as included in the financial statements, for the year ended December 31:




                                                                              2006           2005             2004
                                                                        ------------    -------------    ------------
                                                                                          NIS thousands
                                                                        ---------------------------------------------
     Revenues and earnings
     Revenue from sales and services                                       253,473        254,751          191,831
     Other income                                                            8,001              -                -
                                                                        ------------    -------------    ------------
                                                                           261,474        254,751          191,831
                                                                        ------------    -------------    ------------
     Costs and losses
     Cost of sales and services                                            219,573        219,499          166,259
     Selling and marketing expenses                                          5,143          4,996            3,697
     General and administrative expenses                                    23,413         24,713           21,522
     Other expenses                                                              -            417                -
     Finance expenses, net                                                    (262)           936              129
                                                                        ------------    -------------    ------------
                                                                           247,867        250,561          191,607
                                                                        ------------    -------------    ------------
     Earnings before income tax                                             13,607          4,190              224
     Income tax                                                             (5,240)          (722)             (50)
                                                                        ------------    -------------    ------------
                                                                             8,367          3,468              174
     Minority interest in subsidiaries' results, net                          (226)        (1,040)             (61)
                                                                        ------------    -------------    ------------
     Net earnings for the year                                               8,141          2,428              113
                                                                        ============    =============    ============


Note 25 - Business Segments

A.   The Koor Group operates in the following business segments:

     The Group's agrochemical activities are carried out through M-A Industries considered one of the world's foremost manufacturer of generic crop protection solutions. M-A Industries produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, M-A Industries is engaged in specialty aroma chemicals and other different kinds of chemicals. As of 2005, M-A Industries is included in the financial statements according to the equity method.
     Most of the Group's telecommunication activities are focused in three companies - ECI Telecom Ltd., an affiliated company, that provides solutions for broadband access networks and transmission optical networks, ECtel Ltd., an affiliated company as of the third quarter of 2006 that provides solutions for revenue management and fraud prevention at telecom providers, and Telrad Networks Ltd., which develops and markets telecom products and provides end-user solutions and appears as an affiliated company as of the end of the second quarter of 2005. In addition, the telecommunications segment includes a number of subsidiaries that develop and market equipment in the fields of microwave and cellular communications.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

A.   The Koor Group operates in the following business segments (cont'd)

     Activities in venture capital investments are carried out through the Koor Corporate Venture Capital partnership, which invests in high-tech companies and venture capital funds with high growth potential. Most of the investments are in the fields of communication and life sciences. The Group's tourism activities are conducted primarily by Sheraton Moriah, which holds the Sheraton Hotel chain in Israel, and Knafayim (an affiliated company until the third quarter of 2004) which holds 40% of the EL-AL airline company and provides aviation and holiday services and leases aircrafts to other companies. See also Note 3E(2) regarding the expected sale of Sheraton-Moriah.

B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group.
     Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately. Segment operating earnings include all costs and expenses directly related to the relevant segment and for those that benefit more than one segment, are charged on a proportionate basis. Identifiable assets and liabilities by industry segments are those that are used by Koor in its activities in each segment.

C.   Data regarding business segments of the Koor Group - consolidated:





                                                                             Year ended December 31
                                                          --------------------------------------------------------
                                                                2006                2005                 2004
                                                          --------------     --------------       ----------------
                                                                 N   I   S    t   h   o   u  s   a   n   d   s
                                                          --------------------------------------------------------

     Revenues from sales and services
     Telecommunications *                                    260,384              452,433                671,531
     Agro-chemicals                                                -                    -              6,895,238
     Tourism                                                 312,801              271,443                238,449
     Others                                                   10,068                9,755                 10,564
                                                          --------------     --------------       ----------------
     Total                                                   583,253              733,631              7,815,782
                                                          ==============     ==============       ================
     * Including sales to major customer                     141,866              180,130                586,114
                                                          ==============     ==============       ================
     Earnings (losses) before income tax
     Telecommunications                                     (121,613)             (33,517)*             (110,617)
     Defense electronics                                           -               56,180                (20,000)
     Agro-chemicals                                           65,925              557,824 *            1,263,541
     Venture capital investments                              39,585              (41,472)               (43,327)
     Tourism                                                  27,581               22,520                 36,298
     Others                                                     (146)              (5,006)                (3,414)
                                                          --------------     --------------       ----------------
     Earnings before joint general and
       financing expenses and income tax                      11,332              556,529              1,122,481

     Joint general income (expenses), net                      3,712              (46,862)*              (26,697)
     Financing expenses, net                                (113,935)            (182,021)              (271,955)
                                                          --------------     --------------       ----------------
     Earnings (losses) before income tax                     (98,891)             327,646                823,829
                                                          ==============     ==============       ================

       * Restated - see Note 2R(4).


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

C.   Data regarding business segments of the Koor Group - consolidated (cont'd)

     The  Koor Group's equity in the results of investee companies, net:





                                                                             Year ended December 31
                                                          --------------------------------------------------------
                                                                2006                2005                 2004
                                                          --------------     --------------       ----------------
                                                                 N   I   S    t   h   o   u  s   a   n   d   s
                                                          --------------------------------------------------------

     Telecommunications                                     (106,781)               27,050 *            (15,919)
     Defense electronics                                           -               (23,288)             (20,000)
     Agro-chemicals                                           65,925               359,200 *                  -
     Venture capital investments                              (4,739)                 (755)                (329)
     Tourism                                                   1,006                (1,769)                (907)
     Others                                                    8,040                (1,076)               2,095
                                                          --------------     --------------       ----------------
                                                             (36,549)              359,362              (35,060)
                                                          ==============     ==============       ================


     * Restated - see Note 2R(4).




                                                                                Year ended December 31
                                                                  ------------------------------------------------
                                                                         2006                            2005
                                                                  ---------------------        -------------------
                                                                   N   I   S        t  h  o  u  s  a  n  d  s
                                                                  ------------------------------------------------


     Identifiable assets
     Telecommunications                                                    124,830                      175,618
     Venture capital investments                                           169,831                      121,444
     Tourism                                                               812,319                      766,675
     Others                                                                 10,758                      110,508
                                                                  ---------------------        -------------------
     Total                                                               1,117,738                    1,174,245

     Joint assets                                                        1,061,873                    1,212,176
     Affiliated companies (1)                                            3,324,220                    2,664,020 *
     Assets relating to discontinued operations                                  -                      237,822
                                                                  ---------------------        -------------------
                                                                         5,503,831                    5,288,263
                                                                  =====================        ===================

     (1) Investments in affiliated companies are as follows:

         Telecommunications                                                801,975                      903,333 *
         Venture capital investments                                        37,547                       44,964
         Agro-chemicals                                                  2,348,103                    1,689,128*
         Tourism and others                                                136,595                       26,595
                                                                  ---------------------        -------------------
                                                                         3,324,220                    2,664,020
                                                                  =====================        ===================

         * Restated - see Note 2R(4).


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

C.   Data regarding business segments of the Koor Group - consolidated (cont'd)




                                                                                Year ended December 31
                                                                  ------------------------------------------------
                                                                           2006                        2005
                                                                  ---------------------        -------------------
                                                                   N   I   S        t  h  o  u  s  a  n  d  s
                                                                  ------------------------------------------------
       Identifiable liabilities
       Telecommunications                                                     58,400                    91,124
       Venture capital investments                                             1,056                         -
       Tourism                                                                60,542                    74,417
       Others                                                                  9,174                    10,363
       Total segments                                                        129,172                   175,904
                                                                  ---------------------        -------------------
       Joint liabilities                                                     102,846                    54,908
       Financing commitments                                               2,958,848                 2,272,277
       Others                                                                 49,254                    47,543
       Liabilities relating to discontinued operations                             -                   201,290
                                                                  ---------------------        -------------------
                                                                           3,240,120                 2,751,922
                                                                  =====================        ===================






                                                                             Year ended December 31
                                                          --------------------------------------------------------
                                                                2006                2005                 2004
                                                          --------------     --------------       ----------------
                                                                 N   I   S    t   h   o   u  s   a   n   d   s
                                                          --------------------------------------------------------

       Capital investments
       Telecommunications                                       3,365                7,529              21,825
       Agro-chemicals                                               -                    -             816,287
       Tourism                                                 85,049               18,410              12,614
       Others                                                       -                  239                 148
                                                          --------------     --------------       ----------------
       Total segments                                          88,414               26,178             850,874
       Corporate assets                                           200                  177                 423
                                                          --------------     --------------       ----------------
                                                               88,614               26,355             851,297
                                                          ==============     ==============       ================
       Depreciation and amortization
       Telecommunications                                       3,723               13,243              32,281
       Agro-chemicals                                               -                    -             364,995
       Tourism                                                 29,879               26,978              27,489
       Others                                                       -                    -                  17
                                                          --------------     --------------       ----------------
       Total segments                                          33,602               40,221             424,782
       Corporate assets                                         1,035                1,954               1,183
                                                          --------------     --------------       ----------------
                                                               34,637               42,175             425,965
                                                          ==============     ==============       ================


                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

D. Revenues from sales and services by geographic destinations according to customer location





                                                      Year ended December 31
                                   --------------------------------------------------------
                                        2006                2005                 2004
                                   --------------     --------------       ----------------
                                               N I S   thousands
                                   --------------------------------------------------------

       North America                  200,634              333,202             1,302,993
       Europe                          10,306               51,473             3,018,700
       South America                   23,670               10,558             1,945,241
       Asia and Australia               5,481               17,486               566,408
       Africa                          13,583               15,134               216,853
       Israel                         329,579              305,778               765,587
                                   --------------     --------------       ----------------
                                      583,253              733,631             7,815,782
                                   ==============     ==============       ================


Note 26 - Related Parties and Interested Parties

A.   Change in controlling shareholders of the Company

     On May 1, 2006, Discount Investments Corp. Ltd., a subsidiary of IDB Development Corporation Ltd., signed an agreement to acquire from the Claridge Group ("Claridge"), as well as from Anfield Ltd. (a company registered in Israel and owned by Jonathan B. Kolber, Koor's former Chief Executive Officer ("CEO") and current Chairman of the Board of Directors) and another company related to the family of Jonathan B. Kolber, all of Koor's shares held by those entities totaling 5,753,207 shares, or approximately 34.9% of Koor's outstanding shares, for $445.8 million. All approvals, to which the transaction was subject, including Israel's anti-trust commissioner, have been granted. On July 3, 2006, this transaction closed and 5,081,033 of Koor's shares, or approximately 30.9% of Koor's outstanding shares, were transferred to Discount Investments Corp. for approximately $394 million, and a put option, exercisable during December 2006, was granted to Anfield Ltd. in respect of the remaining 672,174 shares. Subsequent to the transfer of shares, all of Koor's directors resigned from the Board of Directors and new directors were nominated. Furthermore, Koor's CEO resigned and a new CEO was appointed. Discount Investments is held 74.2% by IDB Development, which also directly holds 10% of Koor's outstanding ordinary shares.
     On September 28, 2006 Discount Investments completed a special tender offer, whereby it purchased an additional 890,000 shares, or approximately 5.4% of Koor's outstanding shares, from the public.
     On December 27-28, 2006 Discount Investments purchased an additional 1,004,453 shares, or approximately 6.1% of Koor's outstanding shares, from Jonathan B. Kolber and former directors and employees, as well as certain present employees. As of December 31, 2006 the Company's ultimate parent company, IDB Development Corp. Ltd., holds 52% of the Company's shares, directly and indirectly through Discount Investments. IDB Development Corp. Ltd. is Israel's major investment holding company, with a diversified investment portfolio spanning a large number of entities throughout the Israeli economy ("IDB Group"). Subsequent to the change in control, companies in the IDB Group are related parties of the Company.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 26 - Related Parties and Interested Parties (cont'd)

B.   Description of Transactions with Related Parties and Interested Parties

     1.   Inconsequential transactions that are not unusual
          -------------------------------------------------

          (1) To the best of the Company's knowledge, the Company and its subsidiaries have conducted inconsequential transactions, that are not unusual, with interested parties, and have committed to conduct such transactions, of the following types and with the following characteristics: transactions between the Company or its subsidiaries and banks and financial institutions that are interested parties as set forth in (2) below; insurance policies issued by Clal Insurance Company Ltd. ("Clal Insurance") or subsidiary thereof; transactions for the purchase of goods and services (such as communications and food products) conducted by interested parties within the ordinary course of business with companies in the IDB Group that are engaged in the sale of said goods and services; purchase of shopping vouchers; transactions for the purchase of travel services from companies that are interested parties; financial advisory transactions; financial management by Clal Finances Mutual and Provident Fund Ltd. of funds deposited by employers and employees in mutual funds and provident funds.

          (2) Banks may be considered to be interested parties as well as related parties of the Company and companies within the Koor Group. Epsilon Investment House Ltd. ("Epsilon")' Clal Finances Betucha Investment Management Ltd. ("Clal Finances Betucha") and Clal Insurance Business Holdings Ltd are considered interested parties of companies within the Koor Group and related parties of the Company and of companies within the Koor Group. The Company and companies within the Koor Group, as well as interested parties in the Company, receive financial services from the abovementioned banks and financial institutions, and companies owned by them. Furthermore, the Company and companies in the Koor Group, occasionally hold investment trust units managed by related parties, and manage securities accounts with Clal Finances Batucha.

     2.   Arrangements between the Company and its controlling shareholders
          -----------------------------------------------------------------

          On September 1, 2006 the Company relocated its premises to premises that accommodate other companies within the IDB Group, in the Triangular Tower at the Azrieli Center in Tel-Aviv.
          In accordance with the agreement for the allocation of the costs of the office premises according to which all the IDB Group companies that are located in the Azrieli Center operate, IDB Development Ltd. (the Company's controlling shareholder in accordance with Section 268 of the Companies Ordinance - 1999), leases all the office premises at the Azrieli Center as the primary lessee of the IDB Group in respect of the entire group, engages the management and administration services of the Azrieli property management company in respect of the entire group, and bears all the general expenses in respect of other services to all of the companies in the group ("the leasing and management services"). According to this arrangement, each of the companies in the IDB Group that are located in the Azrieli Center participate in IDB Development Ltd.'s expenses in respect of the leasing and management services, in accordance with each company's relative part, as determined by the number of its employees relative to the total number of employees of the companies in the IDB Group that are located in the Azrieli Center. The participation in the expenses is based on the expenses borne by IDB Development Ltd. without a profit markup. The Company's participation in this arrangement was approved by the Audit Committee of the Company's Board of Directors, by the Company's Board of Directors and by the extraordinary general shareholders' meeting of the Company.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 26 - Related Parties and Interested Parties (cont'd)

B.   Description of Transactions with Related Parties and Interested Parties

     3.   Directors' and officers' insurance and indemnification and exemption
          --------------------------------------------------------------------
          of liability for officers (cont'd)
          ----------------------------------

          (1) In 2006 the liability of officers of the Company and its subsidiaries was insured by Clal Insurance, a company controlled by the Company's controlling shareholders. The total insurance premium paid in 2006 by the Company and its subsidiaries covered by the policy amounted to approximately $700 thousand. The transaction was approved by an extraordinary general meeting of the Company's shareholders as required by law.

          (2) The Company resolved in the past to indemnify its officers (including previous officers) and its representatives on the boards of directors of its investee companies, under certain circumstances, in respect of any amount that they may be charged within the framework of any legal proceeding filed against them in connection with their actions or omissions in fulfilling their duties as officers. The Company issued such letters of indemnification to certain of its officers (as well as previous directors).
               Subsequent to the Companies Ordinance (Amendment 3) - 2005, the Company updated its articles of association in accordance with this amendment. On December 28, 2006, following the approval of the Company's Audit Committee and Board of Directors, the Company's general shareholders' meeting approved the issuance of new letters of indemnification to the directors and officers of the Company (including controlling shareholders serving as directors or officers of the Company). Subsequent to the approval, the Company issued new letters of indemnification whereby the Company committed to indemnify them in respect of any liability or expense set forth in the letter of indemnification (including financial liability towards a third party in accordance with a court ruling as well as legal expenses, as set forth in the letter of indemnification) that they may be charged with or that they may incur due to their actions in fulfilling their duties as officers of the Company and/or due to their fulfilling, at the Company's request, the roles of officers in another company, related to events set forth in the appendix to the letter of indemnification.
               According to the letters of indemnification, the maximum amount of the indemnification that the Company may pay (in addition to amounts that may be received from insurers under the insurance purchased by the Company) in respect of all the officers of the Company for a particular event, shall not exceed 25% of the Company's shareholders' equity according to its most recent annual or quarterly financial statements, prior to the payment of the indemnification amounts. The liability of the Company's officers in fulfilling their duties is partially insured by insurance policies, including policies described in item 3(1) above.

     4.   Compensation of the Chairman of the Board of Directors and Chief
          ----------------------------------------------------------------
          Executive Officer
          -----------------

          (1) On August 1, 2006 Mr. Jonathan Kolber ceased to serve as the Company's Chief Executive Officer and began to serve as its active and full-time Chairman. On December 28, 2006, following the approval of the Company's Audit Committee on November 20, 2006 and Board of Directors on November 22, 2006, the Company's general shareholders' meeting approved Mr. Kolber's compensation package, which includes a monthly salary of NIS 120 thousand linked to the Israeli CPI, in respect of which the Company will deposit an additional 23.3% in executive insurance policies or other pension arrangements and provident funds in respect of social benefits. Mr. Kolber will also have at his disposal a company car and telephone, and the Company will bear the related taxes in respect thereof. The arrangement may be terminated by Mr. Kolber or by the Company at any time, subject to a three month advance notification period. Mr. Kolber will be entitled to an annual bonus to be decided upon by the

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 26 - Related Parties and Interested Parties (cont'd)

B. Description of Transactions with Related Parties and Interested Parties (cont'd)

     4.   Compensation of the Chairman of the Board of Directors and Chief
          ----------------------------------------------------------------
          Executive Officer (cont'd)
          --------------------------

               Board of Directors, of no less than six and no more than twelve monthly salaries. This arrangement replaces the previous employment contract that was in effect since April 2003, and under which Mr. Kolber was granted a special retirement bonus of approximately NIS 8.4 million upon cessation of his employment as the Company's Chief Executive Officer.

          (2) On August 1, 2006 Mr. Ra'anan Cohen was appointed as the Company's CEO. Mr. Cohen is employed by Discount Investments. The Company and Discount Investments have agreed that the Company will bear 80% of the compensation expenses incurred by Discount Investments in respect of Mr. Cohen. These financial statements include a provision of NIS 866 thousand in respect of the Company's said participation in the compensation expenses for Mr. Cohen. This participation arrangement has been approved by the Company's Audit Committee and Board of Directors and shall be presented for approval of the Company's general shareholders' meeting.

          (3)  See Note 20C regarding options granted to interested parties.

     5.   General and administrative expenses
          -----------------------------------

          Until the end of June 2006 the Company had agreements with Claridge for the receipt of consultancy services. These services included, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements included instructions regarding the indemnification of the consultants in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage. In consideration for the consultancy the Company paid an annual sum not exceeding $400,000.

     6.   Management services to subsidiaries and affiliates
          --------------------------------------------------

          The Company has agreements with certain of its subsidiaries and affiliates, whereby the Company receives management fees in respect of consultancy services provided to these companies.
          Telrad Networks and Dekolink pay the Company annual management fees of 1% and 0.8% of sales, respectively. Furthermore, Makhteshim-Agan paid the Company an annual management fee of $2.5 million in accordance with a management fee agreement that ended in May 2006.
          The new management fee agreement between the Company and Makhteshim-Agan has not yet been approved by Makhteshim-Agan Board of Directors or general shareholders' meeting.

     7.   Transaction in which related party has an interest
          --------------------------------------------------

          See Note 3E(2) in connection with the sale of Sheraton-Moriah, that is linked with a sale by a company in the IDB Group.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 26 - Related Parties and Interested Parties (cont'd)

C.   Balances with Related Parties and Interested Parties




                                                                     Consolidated                     Company
                                                              ----------------------------  -----------------------------
                                                                    Y e a r   e n d e d   D e c e m b e r 31,
                                                              -----------------------------------------------------------
                                                                  2006              2005           2006          2005
                                                              --------------  -------------  -------------- --------------
                                                                               N I S  t h o u s a n d s
                                                              ------------------------------------------------------------

     Receivables                                                  6,173          35,960            1,686           7,320
     Short-term loans to investee companies                           -               -           39,308          37,212
     Long-term loans, capital notes and non-
       current accounts with investee companies                 103,607          98,910           38,699       1,243,098
     Payables                                                     2,197          13,481               21               -
     Capital note payable to subsidiary                               -               -            6,382           6,713

     Highest balance of long-term loans, capital
       with notes and non-current accounts with
       investee companies during the year                             -               -        1,243,098       1,243,098


D.   Summary of Transactions with Related Parties and Interested Parties

     1.   Consolidated:

                                                                                             December 31,
                                                                             ---------------------------------------------
                                                                                    2006           2005          2004
                                                                             --------------  -------------- --------------
                                                                                        N I S  t h o u s a n d s
                                                                             ---------------------------------------------

          Income
           Revenues                                                                7,218          29,312          24,289
           Management and directors' fees from investee                            8,267          18,957           6,826
            companies
           Interest                                                                2,494           4,548           1,488
           Rental                                                                      -           7,200               -
          Expenses
           Selling and marketing expenses                                          4,584           5,998           8,026
           Interest                                                                  840               -             800
           Portfolio management commissions                                        3,266               -               -
           Office rental expenses                                                  1,630             366               -
           Directors' and officers' insurance                                      3,263           2,326               -
           Management fees to interested parties                                     649           1,830           1,788
           Compensation of an interested party employed
            by the Company                                                        15,617           4,764           3,870
           Compensation of an interested party not
            employed by the Company                                                  866               -               -
           Directors' fees                                                         1,158           1,259           1,221
          Other transactions
           Deferred debenture issue costs                                            793               -               -
           Capitalized commissions in respect of securities
            purchased                                                                355               -               -

          Number of directors: in 2006 - 20 *; in 2005 - 9; in 2004 - 10 *.
          * including directors replaced during the year.



                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 26 - Related Parties and Interested Parties (cont'd)

D. Summary of Transactions with Related Parties and Interested Parties (cont'd)


       2.     Company:

                                                                                             December 31,
                                                                                -------------------------------------------
                                                                                2006             2005             2004
                                                                                ---------      ----------        ----------
                                                                                             NIS thousands
                                                                                -------------------------------------------

              Income
                Management and directors' fees from investee companies             7,767           20,367           22,800
                Interest                                                           3,025            3,735            3,098
                Rental                                                                 -            7,200                -
              Expenses
                Interest                                                              66            3,777            4,530
                Portfolio management commissions                                   3,266                -                -
                Office rental expenses                                             1,630              732              714
                Insurance (including directors' and officers' insurance
                  from 2005)                                                       3,772            3,042              817
                Management fees to interested parties                                649            1,830            1,788
                Compensation of an interested party employed by the
                  Company                                                         15,617            4,764            3,870
                Compensation of an interested party not employed by the
                  Company                                                            866                -                -
                Directors' fees                                                      572              665              632
              Other transactions
                Deferred debenture issue costs                                       793                -                -
                Capitalized commissions in respect of securities
                  purchased                                                          355                -                -

              Number of directors: in 2006 - 20 *; in 2005 - 9; in 2004 - 10 *.

              * including directors replaced during the year.

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 27 - Earnings Per Share

1. Basic earnings per share:

       The basic earnings (loss) per share are calculated according to the earnings (loss) for the year, divided by the weighted average number of ordinary shares outstanding during the year.


                                                                                    For the year ended December 31
                                                                                ------------------------------------------
                                                                                  2006             2005             2004
                                                                                --------         --------         --------
       Net earnings (loss) for the year:
       From continuing operations                                               (113,674)         257,842          120,689
       Adjustment in respect of equity in operating results of affiliates          8,521            3,214           (3,231)
                                                                                --------         --------         --------
                                                                                (105,153)         261,056          117,458
       From discontinued operations                                               10,474           52,809           24,301
       From cumulative effect of change in accounting method                      62,522           (3,054)               -
                                                                                ---------        --------         --------
                                                                                 (32,127)         310,811          141,759
                                                                                =========        ========         ========

                                                                                             December 31,
                                                                              --------------------------------------------
                                                                                 2006             2005             2004
                                                                              ----------       ----------       ----------


       Weighted average number of ordinary shares:
       As at January 1                                                        16,146,668       15,824,185       15,741,160
       Shares resulting from exercise of stock options                           250,654           84,720           54,519
       Shares issued during the year                                                   -          120,768                -
                                                                              ----------       ----------       ----------
       Weighted average number of ordinary shares for the calculation of
         basic earnings (loss) per share as at December 31                    16,397,322       16,029,673       15,795,679
                                                                              ==========       ==========       ==========

2. Diluted earnings per share:

       The diluted earnings (loss) per share are calculated according to the earnings (loss) for the year, divided by the weighted average number of ordinary shares outstanding, as well as all potentially dilutive ordinary shares.


                                                                                    For the year ended December 31
                                                                                ------------------------------------------
                                                                                  2006           2005               2004
                                                                                ---------      --------           --------
       Net earnings (loss) for the year:
       From continuing operations                                               (113,674)       257,842            120,689
       Adjustment in respect of equity in operating results of affiliates           (301)       (32,066)           (37,842)
                                                                                ---------      ---------           -------
                                                                                (113,975)       225,776             82,847
       From discontinued operations                                               10,474         52,809             24,301
       From cumulative effect of change in accounting method                      62,552         (3,054)                 -
                                                                                ---------      ---------           -------
                                                                                 (40,949)       275,531            107,148
                                                                                =========      =========           =======

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements for the year ended December 31, 2006
--------------------------------------------------------------------------------


Note 27 - Earnings Per Share (cont'd)

2. Diluted earnings per share (cont'd)


                                                                                              December 31
                                                                              ---------------------------------------------
                                                                                2006             2005             2004
                                                                              ----------     -----------       ------------
       Weighted average number of ordinary shares:
       Weighted average number of ordinary shares for the calculation of
         basic earnings (loss) per share                                      16,397,322     16,029,673         15,795,679
       Impact of stock options                                                         -        513,935            481,925
                                                                              ----------     ----------         ----------
       Weighted average number of ordinary shares for the calculation of
         diluted earnings (loss) per share                                    16,397,322     16,543,608         16,277,604
                                                                              ==========     ==========         ==========


Note 28 - Events Subsequent to the Balance Sheet Date

On January 11, 2007, the Company sold all shares held by Koor and Koor Corporate Venture Capital in Scopus Video Networks Ltd. The Company's total proceeds from the transaction amounted to approximately $16 million in cash. As a result of this transaction, the Company expects to record a capital gain of approximately NIS 30 million in the first quarter of 2007.

                                   Koor Industries Ltd. (An Israeli Corporation)
Annex 1-Subsidiaries (included in continuing operations) as at December 31, 2006
--------------------------------------------------------------------------------



                                                            Percentage held in share capital
                                                            Voting rights        Equity rights
                                                            -------------        -------------
                                                                  %                    %
                                                            -------------        -------------
Name of subsidiary
Telrad Holdings Ltd.                                            100                  100
Koor Corporate Venture Capital (partnership)                    100                  100
Koor Holdings Ltd. (in voluntary liquidation)                   100                  100
Koor Investments Ltd.                                           100                  100
Koor Properties Ltd.                                            100                  100
Koor Shevel Ltd.                                                 55                   55
MAGAM Chemical Holdings Ltd.                                    100                  100
Solkoor Marketing and Purchasing Ltd.                           100                  100
Sheraton Moriah (Israel) Ltd.                                    56.5                 56.5
Dekolink Wireless Ltd.                                           70                   70
Microwave Networks Inc.                                          97.5                 97.5
Korin Insurance Limited                                         100                  100
Tadiran Limited (in voluntary liquidation)                      100                  100
Koor Tadiran Gemel Ltd.                                         100                  100


                                   Koor Industries Ltd. (An Israeli Corporation)
Annex 2 - Affiliated companies as at December 31, 2006 - Consolidated
--------------------------------------------------------------------------------




                                               Percentage of
                                               share capital
                                            -------------------                                      Long-
                                            Voting       Equity      Investment         Excess       term
                                            rights       rights      in equity         cost, net     loans         Total
                                            ------       ------      ----------        ---------    -------     ---------
                                                     %                                   NIS thousand
                                            -------------------      ----------------------------------------------------

Makhteshim-Agan Industries   Ltd. *           39.6        37.1        1,889,166        458,937            -     2,348,103
ECI Telecom Ltd. *                            28.1        27.7          746,759         (4,929)           -       741,830
Ectel Ltd. *                                  21.4        21.4           33,333         12,146            -        45,479
A.K.A. Development Ltd.                       33.3        33.3            7,314              -       26,707        34,021
Scopus Video Networks Ltd. *                  22.2        22.2           36,714            833            -        37,547
Joint-Venture - Sheraton City Tower           33.3        33.3            2,043              -            -         2,043
Telrad Networks Ltd.                          61          61            (47,719)             -       56,002         8,283
Epsilon Investment House Ltd.                 50          50             33,280         74,004            -       107,284
Mashal Alluminia Industries Ltd.               -           -               (370)             -            -          (370)
                                                                      ----------       -------       ------     ----------
                                                                      2,700,520        540,991       82,709     3,324,220
                                                                      ==========       =======       ======     ==========


* Publicly traded company.


                                                                            Koor Industries Ltd. (An Israeli Corporation)
Annex 3 - Affiliated companies as at December 31, 2006 - Company
-----------------------------------------------------------------------------------------------------------------------------------



                                          Percentage of
                                          share capital
                                       ---------------------                                                        Payment on
                                       Voting       Equity        Par value        Investment in   Excess cost,     account of
                                       rights       rights        of shares            equity           net            shares
                                       --------    ---------      ---------        -------------   -----------      ----------
                                                %                                                    NIS thousand
                                       ---------------------      -----------------------------------------------------------------


Telrad Holdings Ltd.                      100         100          17,895               12,812            -               750
Koor Corporate Venture Capital
   Ltd. (partnership)                     100         100               -              206,347            -                 -
Koor Holdings Ltd. (in voluntary
   liquidation)                           100         100              15                 (116)           -                 -
Koor Investments Ltd.                     100         100               1              (46,646)           -            46,175
Koor Properties Ltd.                      100         100             597               13,039            -            11,905
Koor Shevel Ltd.                           55          55               6               (8,362)       6,874                 -
MAGAM Chemical Holdings Ltd.              100         100              20            1,371,908            -                 -
Makhteshim-Agan Industries Ltd.             8.1         8.1        35,298              386,149      357,209                 -
ECtel Ltd.                                  2.2         2.2            15                3,420        1,318                 -
Solkoor Marketing and Purchasing
   Ltd.                                   100         100              71              (17,344)           -                 -
Sheraton-Moriah (Israel) Ltd.              56.5        56.5         6,013               84,872        1,364                 -
Korin Insurance Limited                   100         100             563                6,828            -                 -
Tadiran Limited (in voluntary
   liquidation)                           100         100          98,138              (36,446)           -                 -
Microwave Networks Ltd.                    97.5        97.5           384              (32,090)         470                 -
Epsilon Investment House Ltd.              50          50               -               33,279       74,004                 -
Dekolink Wireless Ltd.                     70          70           1,008                6,741            -                 -
Subsidiaries located abroad                 -           -               -                 (154)           -                 -
Mashal Alluminia Industries Ltd.                                                          (370)           -                 -
                                                                                     ----------    ---------           -------
                                                                                     1,983,869      441,238            58,830
                                                                                     ==========    =========           =======


(Continued)






                                                  Long-term         Non-
                                                  loans and        current
                                                  capital notes    accounts      Total
                                                  -------------    --------   ---------

                                      -------------------------------------------------


Telrad Holdings Ltd.                                   -              -          13,562
Koor Corporate Venture Capital
   Ltd. (partnership)                                  -              -         206,347
Koor Holdings Ltd. (in voluntary
   liquidation)                                        -            116               -
Koor Investments Ltd.                                  -            416             (55)
Koor Properties Ltd.                                   -              -          24,944
Koor Shevel Ltd.                                   7,225              -           5,737
MAGAM Chemical Holdings Ltd.                           -              -       1,371,908
Makhteshim-Agan Industries Ltd.                        -              -         743,358
ECtel Ltd.                                             -              -           4,738
Solkoor Marketing and Purchasing
   Ltd.                                           15,300          1,536            (508)
Sheraton-Moriah (Israel) Ltd.                          -              -          86,236
Korin Insurance Limited                                -              -           6,828
Tadiran Limited (in voluntary
   liquidation)                                        -              -         (36,446)
Microwave Networks Ltd.                           13,952              -         (17,668)
Epsilon Investment House Ltd.                          -              -         107,283
Dekolink Wireless Ltd.                                 -              -           6,741
Subsidiaries located abroad                            -            154               -
Mashal Alluminia Industries Ltd.                       -              -            (370)
                                                  --------       -------     -----------
                                                   36,477          2,222       2,522,636
                                                  ========       =======     ===========